GK/PW/ 574 /2003




03022278

***SEC file: 82-5036***

**Securities and Exchange Commission**
**Division of Corporate Finance**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**


SEC MAIL PROCESSING
RECEIVED
APR 17 2003
WASH, D.C. 184 SECTION

SUPPL

Płock, April 8, 2003

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 07/2003 to 23/2003 plus 4Q2002 IFRS and 4Q2002 PAS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

***Paweł Wochowski***
*Investor Relations Department*



dlw 6/4

| | |
|---|---|
| Company | Polski Koncern Naftowy Orlen S.A. |
| TIDM | POKD |
| Headline | Re. Capital Increase |
| Released | 15:43 4 Feb 2003 |
| Number | 0426H |



Current report No 7/2003 dated 4th February 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 28 January 2003 by a District Court in Krakow (Poland) of the initial capital increase in ORLEN Transport Krakow Sp. z o.o. ("ORLEN Transport Krakow").

The initial capital of ORLEN Transport Krakow was raised by PLN 1,123,300.00 from PLN 11,341,700.00 to PLN 12,465,000.00. The amount of PLN 1,123,100.00 was covered by a contribution-in-kind from PKN ORLEN (book value PLN 605,521.04) and cash contribution of PLN 200.00 covered by Ms Zofia Kaczmarczyk, an employee of ORLEN Transport Krakow.

All 124,650 shares are voting shares.

As a result of the capital increase PKN ORLEN increased its stake in ORLEN Transport Krakow from 98.15 per cent to 98.31 per cent of the total shares.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END



## Full Text Announcement



**Company** Polski Koncern Naftowy Orlen S.A.
**TIDM** POKD
**Headline** Re. JV with Basell
**Released** 15:32 7 Feb 2003
**Number** 2329H



Current report No 8/2003 dated 7th February 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 6th February 2003 it received a letter from the Polish Office for the Protection of Competition and Consumers ("UOKiK"), in which UOKiK gives its assent for the acquisition by Basell Europe Holdings B.V. of 50% of Poliolefiny Polska Sp. z o.o., a limited liability company.

According to the earlier announcement on 20 December 2002, Poliolefiny Polska Sp. z o.o. will, in the future, be the vehicle in which the Joint Venture (JV) with Basell Europe Holding B.V will be created.

UOKiK's approval fulfils the conditions outlined in the announcements of 30 September 2002, 24 October 2002 and 15 January 2003 and which are part of the JV Agreement signed on 30 September 2002 between PKN ORLEN S.A. and Basell Europe Holdings B.V.

The transaction is still subject to securing satisfactory financing for the project, whose major part is the construction of the new plants. The financing remains subject to, among others, reaching agreement on contractual terms and conditions for the construction of the new plants.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END





## Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. 4th Q 2002 Results |
| **Released** | 08:19 12 Feb 2003 |
| **Number** | 3744H |



**Current Report No 9/2003 dated 12th February 2003**

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that it is moving publication of its consolidated financial statement for 4Q 2002 from 27th February 2003, as originally planned, to 3rd March 2003.

-

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END



## Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. Supervisory Board |
| **Released** | 16:52 19 Feb 2003 |
| **Number** | 7204H |



Current report No 10/2003 dated 19th February 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has today received a note informing it that on 14th February 2003 Mr Jozef Wozniakowski resigned from his position as a member of the Supervisory Board of PKN ORLEN.

Mr Jozef Wozniakowski has been appointed to the position of Undersecretary of State in the Ministry of State Treasury.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END

## Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. Polyolefin JV with Basell |
| **Released** | 17:21 24 Feb 2003 |
| **Number** | 9015H |



Current report No 11/2003 dated 24th February 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has today received information of the signing by a group of international banks (The Bank of Tokyo-Mitsubishi Ltd., KBC Finance Ireland and Societe Generale) of a mandate and underwriting letter setting out the conditions upon which the above-mentioned banks are ready to secure financial resources for a joint-venture company to be established between PKN ORLEN S.A. and Basell Europe Holdings B.V. (Basell). The two loans, which are still subject to the signing of the relevant individual loan agreements (not later than by 31st May 2003), will be utilised for the undertakings of the joint-venture, which are mainly for the construction of new polyolefin plants. Contractual terms and conditions for the construction of the new plants had been signed prior to the signing of a mandate and underwriting letter

The signing of the mandate and underwriting letter by the above-mentioned banks fulfils the last remaining condition as set out in the JV Agreement signed on 30th September 2002 between PKN ORLEN S.A. and Basell. In the light of the above PKN ORLEN S.A. is pleased to inform that all the conditions mentioned in the JV Agreement have now been fulfilled.

The transaction is planned to be closed on 28th February 2003. On that day, the relevant documents will signed resulting in:

i. an increase in the initial capital of Poliolefiny Polska Sp. z o.o., a limited liability company that will constitute the base upon which the JV with Basell will be created;

ii. amendments to the Poliolefiny Polska Sp.z o.o. Agreement;

iii. the contribution by PKN ORLEN S.A. of an independent operating unit of PKN ORLEN S.A. to the initial capital of Poliolefiny Polska Sp. z o.o.;

iv. the contribution of cash by Basell to the initial capital of Poliolefiny Polska Sp. z o.o.;

v. the entering into of relevant supplementary agreements, including commercial agreements.

The completion of the above undertakings on 28th February 2003 will allow the JV to commence its polyolefin production and distribution operations on 1st March 2003.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. JV with Basell |
| **Released** | 16:21 28 Feb 2003 |
| **Number** | 1567I |



Current report No 12/2003 dated 28 February 2003

EXECUTION OF THE PROVISIONS OF THE JOINT VENTURE AGREEMENT

Polski Koncern Naftowy ORLEN S.A. ("**PKN ORLEN**"), Central Europe's largest downstream oil company, announces that on February 28, 2003, in execution of the provisions of the joint venture agreement between PKN ORLEN and Basell Europe Holdings B.V. dated September 30, 2002 (the "**Joint Venture Agreement**"), following the satisfaction of all of the conditions precedents referred to in the Joint Venture Agreement, a number of legal transactions was performed which were necessary in order to establish joint venture between PKN ORLEN and Basell Europe Holdings B.V. using existing wholly owned subsidiary of PKN ORLEN under the name Poliolefiny Polska Sp. z o.o. (the "**Joint Venture Company**").

In particular, on February 28, 2003, the extraordinary meeting of the shareholders of the Joint Venture Company was held during which PKN ORLEN as the sole shareholder of the Joint Venture Company performing the prerogatives of the shareholders' meeting adopted, *inter alia*, the resolution concerning increase in the share capital of such company from the amount of PLN 50,000.00 up to the amount of PLN 907,398,000.00 by creation of 1,814,696 new shares with the nominal value of PLN 500 each. In such increased share capital (i) 907,298 new shares were subscribed for by PKN ORLEN in exchange for the in-kind contribution being its organized part of enterprise comprising in particular of real estate property, installations and equipment, as well as working capital, used for the production and distribution of polyolefins, and (ii) 907,398 new shares were subscribed for by Basell Europe Holdings B.V. in exchange for the cash contribution. Taking into account the number of shares of the Joint Venture Company held by PKN ORLEN prior to the adoption of the resolution concerning increase in the share capital, following the registration of the increase in the share capital PKN ORLEN and Basell Europe Holdings B.V. shall held the same number of shares in the Joint Venture Company.

Also on February 28, 2003, the Joint Venture Company has accessed as the new party to the Joint Venture Agreement described of the current report of PKN ORLEN No. 85/2002 dated September 30, 2002.

Additionally, the number of the agreements were concluded today between Joint Venture Company and the companies being members of Basell Group, as well as agreements between Joint Venture Company and PKN ORLEN or companies being members of PKN ORLEN Group. A significant number of such agreements were concluded between Joint Venture Company and affiliates (dependant entities) of PKN ORLEN, on the basis of which such affiliates shall render specific services required for its operations; such agreements by their nature, terms and conditions are linked with daily operations to be carried out by the Joint Venture Company.

Among the agreements concluded on February 28, 2003 by the Joint Venture Company, having currently status of affiliate (dependant entity) of PKN ORLEN, the following agreements shall be qualified as the material agreements as defined in the Council of Ministers' Order dated 16 October 2001 concerning current and periodical information being provided by issuers of securities (the "**Order**"):

**Agreement between Joint Venture Company and Basell Polyolefins Company N.V./S.A.**

Joint Venture Company and Basell Polyolefins Company N.V./S.A. ("BPC") on 28 February 2003 entered into the off-take agreement for exclusive sale by Joint Venture Company and purchase by BPC of polyolefins grades manufactured by the Joint Venture Company.

The quantity of polyolefins grades to be sold by Joint Venture Company and purchased by BPC is determined by BPC annually in accordance with the procedure provided in the agreement. Such annual quantity shall be limited by capacity of the Joint Venture Company's new plant under construction amounting to 400kT of polypropylene per year and 320kT of polyethylene per year as

This agreement will become effective upon the date of successful completion of construction of Joint Venture Company's new plants and will remain effective until the date of termination of the Joint Venture Agreement.

PKN ORLEN can directly enforce rights of Joint Venture Company in respect of BPC's off-take obligations under this agreement.

This agreement is considered to be material within the meaning of the Order since in spite of impossibility to calculate exact value of such agreement, it is estimated that such value for the period of its initial five years shall be in excess of 10% of the own capitals of PKN ORLEN.

**Agreement between PKN ORLEN and Joint Venture Company for Supply of Propylene**

PKN ORLEN and Joint Venture Company on 28 February 2003 entered into the propylene supply agreement for supply by PKN ORLEN to Joint Venture Company of propylene produced by PKN ORLEN at its existing and future monomer production facilities in P³ock.

The quantity of propylene to be supplied by PKN ORLEN to Joint Venture Company is determined by Joint Venture Company annually in accordance with the procedure provided in the agreement. Such annual quantity of propylene starting from the 3rd year following the date of successful completion of the construction of the Joint Venture Company's new plan should not be less than 300kT. PKN ORLEN guarantees Joint Venture Company supply of 380kT of propylene in any year.

This agreement has become effective on February 28, 2003, and will remain effective for so long as PKN ORLEN or any of its affiliates owns shares in the Joint Venture Company and for the consecutive period of 5 years thereafter but in any event for the period of not less than 15 years after the successful completion of construction of the Joint Venture Company's new plants.

This agreement is considered to be material within the meaning of the Order since in spite of impossibility to calculate exact value of such agreement, it is estimated that such value for the period of its initial five years shall be in excess of 10% of the own capitals of PKN ORLEN.

**Agreement between PKN ORLEN and Joint Venture Company for Supply of Ethylene**

PKN ORLEN and Joint Venture Company on 28 February 2003 entered into the ethylene supply agreement for supply by PKN ORLEN to Joint Venture Company of ethylene produced by PKN ORLEN at its existing and future monomer production facilities in P³ock.

The quantity of ethylene to be supplied by PKN ORLEN to Joint Venture Company is determined by Joint Venture Company annually in accordance with the procedure provided in the agreement. Such annual quantity of ethylene starting from the 3rd year following the date of successful completion of the construction of Joint Venture Company's new plants should not be less than 340kT. PKN ORLEN guarantees Joint Venture Company supply of 430kT of ethylene in any year.

This agreement has become effective on February 28, 2003, and will remain effective for so long as PKN ORLEN or any of its affiliates owns shares in the Joint Venture Company and for the consecutive period of 5 years thereafter but in any event for the period of not less than 15 years after the successful completion of construction of the Joint Venture Company's new plants.

This agreement is considered to be material within the meaning of the Order since in spite of impossibility to calculate exact value of such agreement, it is estimated that such value for the period of its initial five years shall be in excess of 10% of the own capitals of PKN ORLEN.

**Services, Utilities, Materials and Facilities Supply Agreement between PKN ORLEN and Joint Venture Company**

supply by PKN ORLEN to Joint Venture Company of services, utilities, materials and facilities. On the basis of the agreement PKN ORLEN shall supply joint Venture Company with services, utilities materials and facilities in such quantities which enable Joint Venture Company to operate its plants. With respect to the supplies of such services, utilities, materials and facilities PKN ORLEN shall be obliged to treat Joint Venture Company not less favorably as PKN ORLEN treats other users of such services, utilities, materials and facilities supplied by PKN ORLEN.

This agreement has become effective on February 28, 2003, and will remain effective for so long as PKN ORLEN or any of its affiliates owns shares in the Joint Venture Company and for the consecutive period of 5 years thereafter but in any event for the period of not less than 15 years after the successful completion of construction of the Joint Venture Company's new plants.

This agreement is considered to be material within the meaning of the Order since in spite of impossibility to calculate exact value of such agreement, it is estimated that such value for the period of its initial five years shall be in excess of 10% of the own capitals of PKN ORLEN.

Performance of the above transactions on February 28, 2003, shall enable to Joint Venture Company to commence its operations of production and distribution of polyolefins starting from March 1, 2003.

About PKN ORLEN SA

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END





## Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re.ORLEN retail in Germany(1) |
| **Released** | 17:30 28 Feb 2003 |
| **Number** | 1664I |



Current report No 13/2003 dated 28 February 2003

Polski Koncern Naftowy ORLEN S.A. ("**Company**"), Central Europe's largest downstream oil company, announces that on February 28, 2003 the wholly owned German subsidiary of the Company Einhundertdreiunddreissigste Vermögensverwaltungsgesellschaft mbH with its seat in Hamburg, Germany (to be renamed Orlen Deutschland Real Estate GmbH) ("**Orlen Deutschland Real Estate**") acting on the basis of the provisions of the agreement relating to the transfer of certain North German retail assets of the BP Group dated December 10, 2002 (the "**Agreement**") that was entered into with Deutsche BP Aktiengesellschaft with its seat in Hamburg, Germany ("**Deutsche BP**"), executed share purchase agreement on the basis of which it purchased from Deutsche BP 15,100 shares of Norddeutsche Tankstellen Aktiengesellschaft with its seat in Elmshorn with a nominal value of DEM 1,000 per share, representing 100% of the nominal capital of Norddeutsche Tankstellen Aktiengesellschaft and 100% of the voting rights at its shareholders meeting. Furthermore, on February 28, 2003 Orlen Deutschland Real Estate acting on the basis of the provisions of the Agreement has executed transfer documents on the basis of which it purchased from Deutsche BP: 107 BP and ARAL retail freehold plots and 156 BP and ARAL buildings.

Additionally, another wholly owned German subsidiary of the Company Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH with its seat in Hamburg, Germany (to be renamed Orlen Deutschland GmbH) ("**Orlen Deutschland**") (Orlen Deutschland together with Orlen Deutschland Real Estate collectively referred as the "**Company's German Subsidiaries**") acting as the entity nominated by Orlen Deutschland Real Estate on the basis of the relevant provisions of the Agreement, has executed share purchase agreement on the basis of which it purchased from Deutsche BP one share of AMF Service GmbH with its seat in Bochum with the nominal value of EUR 25,000, representing 100% of the nominal capital of AMF Service GmbH and 100% of the voting rights at its shareholders meeting. Furthermore, on February 28, 2003, Orlen Deutschland acting as the entity nominated by Orlen Deutschland Real Estate on the basis of the relevant provisions of the Agreement has executed transfer documents on the basis of which it purchased from Deutsche BP retail fuels at the site as at the date of closing, dealer receivables and intra group payables (all of the items purchased by the Company's German Subsidiaries collectively referred to as the "Northern Package").

By acquisition of the Northern Package the Company's German Subsidiaries have acquired from Deutsche BP 494 retail stations in Germany. The Company, acting through the Company's German Subsidiaries intends to continue the activity of the purchased retail stations in Germany. The Management Board of the Company views the transaction as an important step towards the implementation of its strategy of regional expansion.

Fifteen thousand one hundred shares of Norddeutsche Tankstellen Aktiengesellschaft purchased by Orlen Deutschland Real Estate constitute the financial assets of the material value as it represents 100% of the share capital of the above company. One share of AMF Service GmbH purchased by Orlen Deutschland constitutes the financial assets of the material value as it represents 100% of the share capital of the above company.

The aggregate price paid for the Northern Package by the Company's German Subsidiaries amounts to EUR 100,900,000.00. The acquisition of the Northern Package by Company's German Subsidiaries was financed from the amounts contributed by the Company as cash contributions to the share capital of the Orlen Deutschland Real Estate and Orlen Deutschland.

Between the Company and its managing persons and supervising persons on one hand and Deutsche BP as the seller of the Northern Package and its managing persons on the other hand there exist no relations other than relations arising from the Agreement.

The acquisition of shares of Norddeutsche Tankstellen Aktiengesellschaft and shares of AMF Service GmbH is treated by the German Subsidiaries as the long term investment.

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END









Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re.ORLEN retail in Germany(2) |
| **Released** | 17:31 28 Feb 2003 |
| **Number** | 1668I |



Current Report No. 14/2003 dated 28 February 2003

Polski Koncern Naftowy ORLEN S.A. ("Issuer"), Central Europe's largest downstream oil company, hereby informs that on 27 February 2003 the Euro 90,000,000 Bridging Guarantee Facility and Euro 25,000,000 Bridging Revolving Credit Facility Agreement ("Agreement") was executed. The parties to the Agreement are: (1) the Issuer as guarantor, (2) the company incorporated under German law dependant from the Issuer under the name Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH (its name will be changed into Orlen Deutschland GmbH) ("Orlen Deutschland") as borrower, and (3) Bank Austria Creditanstalt AG ("Bank"). The Issuer holds 100% shares in the share capital of Orlen Deutschland.

In the Agreement the Bank agreed, subject to satisfaction of certain conditions precedent set forth in the Agreement, to extend bridging financing to Orlen Deutschland in the form of the guarantees and in the form of revolving credit. The financing will be used for the purpose of the working capital of the borrower.

The Bank's receivables for repayment of the financing will be secured in particular by the guarantee granted by the Issuer ("Issuer's Guarantee"). The liability of the Issuer to the Bank under the Issuer's Guarantee is limited to Euro 57,500,000 (fifty seven million five hundred thousand). Additionally, the Agreement provides that other security interests will be established in favor of the Bank upon shares and/or assets of certain companies in Germany. The Issuer shall be obliged to procure that the above security interests will be established.

*<u>About PKN ORLEN SA</u>*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

The Management Board of PKN ORLEN S.A.

END







| | |
|---|---|
| Company | Polski Koncern Naftowy Orlen S.A. |
| TIDM | POKD |
| Headline | Re.4Q2002_PAS_description(3) |
| Released | 08:21 3 Mar 2003 |
| Number | 1764I |

# INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED REPORT FOR 4 Q 2002

## 1. Rules of preparation of the consolidated quarterly report

### Rules of preparation of the quarterly condensed financial statements and condensed comparable financial data

The consolidated and unconsolidated condensed financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002 "amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and cover the period from 1 January to 31 December 2002.

The amended Accounting Act is being in force from 1 January 2002. In order to provide comparability of data presented in the condensed quarterly financial statements included in this consolidated quarterly report, financial data presented in financial statements for 2001 and consolidated quarterly report for 3Q 2001 was restated.

The financial data presented in the financial statements for 2001 and in quarterly report for 3Q 2001 was restated by application of rules, that include regulations concerning presentation of financial statements, of the amended Accounting Act with the retrospective effect from 1 January 2001. Changes of the accounting rules introduced by the amendment of the Accounting Act were presented as adjustments of specific captions of the financial statements for 2001 and for 3Q 2001 in amount corresponding to the proper period. The effect of changes of accounting rules concerning year 2000 and earlier periods was presented as an adjustment to "retained earnings".

The accounting rules applied by the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("Capital Group") in year 2001 were presented in published financial statements: unconsolidated and consolidated for the year 2001. The accounting rules applied for financial statements for periods beginning in year 2002, and also for these consolidated and unconsolidated condensed financial statements for 4Q 2002 as well as for comparable data for 2001 presented in this report, are presented in point 1.2 below.

Description and quantitative reconciliation of the changes in accounting rules resulting from application of the amended Accounting Act, which materially influenced the net profit and the equity of PKN ORLEN S.A. ("the Company", "PKN ORLEN") and the Capital Group is presented in point 1.3 below.

## 1.2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN

### Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent

| | |
|---|---|
| Licences, patents and similar assets | 7- 50% |
| Computer software | 10- 50% |

**Research and development costs**

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related to the costs of development are reliably determined,
- technical usefulness has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed development projects will be covered – according to estimations – by income on sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

## Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the net assets taken over. If the purchase price of the entity or its organised part is lower than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill in assets of the company to which the assets of the joint companies were transferred or in assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other operating cost.

In cases other than described in the paragraph below, the negative goodwill up to the value not exceeding fair value of acquired fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as deferred income and amortised over a period calculated as weighted average of economic life of acquired amortisable and depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated future losses and costs estimated by the acquiring company as of the day of merger, though not constituting liabilities. The write-off is made in the reporting period, in which the losses and costs influence the financial result. If the losses and costs were not incurred in previously estimated reporting periods, the negative goodwill related to them is written off in the manner described above.

**Tangible fixed assets**

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Fixed assets are depreciated in straight-line method over their estimated economic life. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied in reference to fixed assets:

| | |
|---|---|
| Buildings and constructions | 1.5- 10% |
| Plant and equipment | 4- 30% |
| Transport | 6- 20% |
| Other fixed assets | 8.5- 25% |

Low-value assets of estimated useful life below 1 year and cost less than 3.5 thousand zloty are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Purchased perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic life.

Perpetual leasehold of land acquired free of charge and the value of perpetually leased land is not presented in balance sheet.

**Construction in progress**

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment losses. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

**Financial lease**

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as long term receivables and presented at the amount of net leasing investment.

**Real estate investments**

Real estate investments may comprise land and real estate, purchased in order to bring benefits such as rent or increase in real estate value. Real estate used to earn such economic benefits but not purchased for that purpose are treated as fixed assets. Real estate investments are valued according to the fair value.

**Investments in subsidiaries**

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary based in their fair value on the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets of associate on the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control over the purchase price of shares in a subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influence over the purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

**Inventories**

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued using weighted average method in a following manner:

| | |
|---|---|
| Raw materials: | Purchase cost |
| Semi-finished products and work in progress: | Cost of manufacture |
| Finished goods: | Cost of manufacture |
| Goods for resale: | Purchase cost |

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.

Inventories that lost their economic usefulness are accounted for as costs.

**Receivables**

Receivables are stated at amount due less allowances. Allowances are recognised either based on the analysis of collectibility of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

**Cash and cash equivalents**

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies.

**Prepayments and deferred costs**

Prepayments and deferred costs are expenses relating to periods subsequent to period in which they were incurred. Such deferred costs mainly include: cost of excise duty (concerning inventory of goods), cost of catalysts, cost of insurance,

**Financial instruments**

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("Decree on financial instruments").

Financial instruments are classified into the following categories:

a. held-for-trade financial assets and liabilities,

b. loans granted and own receivables,

c. financial assets held to maturity,

d. financial assets available for sale.

Derivatives and embedded derivatives are also financial instruments.

Short term financial assets held-for-trade are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Current financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of the amended Act, are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a. loans granted and own receivables not available for sale,

b. financial assets held to maturity,

c. financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,

d. hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

a. loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,

b. financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-sale and derivative liabilities, which are stated at fair value.

**Derivatives**

Derivatives possessed by the Company are not usually accounted for as hedging instruments and are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement.

Derivatives are among others: forward and futures contracts, options and swap contracts.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

a. the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

b. a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,

c. it is possible to determine reliably value of the embedded derivative,

d. the hybrid (combined) instrument is not measured at fair value and changes in its fair value are not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to separate derivatives that are not categorised as hedging instruments.

**Equity**

Equity is presented in books in accordance with rules determined by law and the Company's statute.

Share capital is stated at nominal value in compliance with the Statutory Regulations of the Company and the relevant entry in the Companies Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The capital reserve is generated by profit sharing, transfer of revaluation reserve and share premium.

Equity arisen due to conversion of securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid by the date of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

The revaluation reserve was established as result of the fixed assets revaluation as of 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital. Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset if market price set on regulated active market exists or for which it is workable to measure their fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

**Provisions for liabilities**

Provisions are set for:

losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,

2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities corresponds. Occurrence of the liability for which the provision was set diminishes the provision.

# Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the amended Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Retirement benefits and similar provisions".

**Equity compensation plans costs**

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

**Environmental costs**

Provisions for certain or highly probable future liabilities resulting from environment protection are recorded in case of existence of law requirements or existing policy regarding elimination of pollution of environment or harmful items, which costs may be reliably estimated.

**Credits and loans**

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to receive, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Consecutively they are presented at the amortised purchase price with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan possession.

**Foreign currency transactions valuation**

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in associates accounted for under equity method) – at the call exchange rate applied by the basic bank which renders services for the company, not higher than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,

- liabilities – at the put exchange rate applied by the basic bank which renders services for the company, not lower than average exchange rate set for the given currency by the NBP for this date.

valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation, treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning assets and liabilities denominated in foreign currencies, arising at the date of their valuation and on settlement of receivables and liabilities denominated in foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or manufacture costs of fixed assets.

**Sales**

The sales revenues comprise amounts due or received from sales, including excise, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services are recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services are recognised only to the value of costs incurred in relation to it.

## Operating costs

Costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the Capital Group's general operations and its management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include the particularly excise tax related to sale of products of the Capital Group.

**Dividends**

## Dividends receivable are accounted for as financial income as of the day of resolution concerning profit appropriation, unless the resolution determine an other day when the right to the dividend is acquired.

## Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of products, goods and materials sold, valuated in production or purchasing cost, increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

**Taxation**

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between value of total assets stated in the books and their tax value companies of the Capital Group set up provisions and recognise assets resulting from deferred tax.

Deferred tax assets are set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off if they may be taken into account simultaneously for the purpose of tax liability calculation.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

## Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making a write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

## Contingent liabilities and receivables

**Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liability is presented in balance sheet unless the probability of outflow of resources embodying economic benefits is insignificant.**

Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

**Related party transactions**

According to the amended Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries and associates presented in the financial statements. Associates in case of the Capital Group are all entities directly or indirectly associated as well as direct or indirect subsidiaries not consolidated.

**1.3 Description and quantification of changes in accounting principles resulting from application of the amended Accounting Act, which materially influenced the net profit and equity**

Unrealised foreign exchange gains are recorded as financial income of the reporting period in which the change of foreign exchange rate occurred. According to the Accounting Act before the amendment the differences were accounted for as deferred income.

### Valuation of assets and liabilities as at balance sheet date

At the balance sheet date foreign currency assets and liabilities are valued in the manner presented in point 1.2. According to the Accounting Act before amendment the above items were valued at the average exchange rate set by NBP for the balance sheet date.

### Financial lease

Fixed assets used under lease, rent or other agreement meeting proper criteria of the amended Accounting Act agreement are accounted for as fixed assets. According to the Accounting Act before amendment the above items were not included in assets.

### Embedded derivatives

Embedded derivatives are separated form contracts and treated as standalone derivatives in the manner presented in point 1.2. The Accounting Act before amendment did not refer to the embedded derivatives so the embedded derivatives were not separated.

### Equity compensations plans costs

Right to convertible bonds issued by the Company under the equity compensations plans is accounted for in the manner presented in point 1.2. Before the amendment to the Accounting Act had been introduced the result of granting the right to purchase the bonds was not presented.

### Reconciliation between consolidated equity presented in the consolidated financial statements for the year 2001 and net profit presented in the consolidated financial statements for 2001 and comparable data presented in this consolidated quarterly report

| | **31.12.2001** |
|---|---|
| Consolidated equity - data published earlier | 7,419,130 |
| Foreign exchange gains | 115,530 |
| Changes resulting from assets and liabilities valuation | (15,100) |
| Embedded derivatives valuation | 24,143 |
| Equity compensations plans costs | (18,865) |
| Share of minority shareholders in the additional equity | (2,631) |
| Other adjustments | 2,050 |
| Deferred tax on adjustments | (23,118) |
| | ------------- |
| Consolidated equity - comparable data | 7,501,139 |
| | ======== |

| | | |
|---|---|---|
| Consolidated net profit - data published earlier | 12,962 | 343,053 |
| Unrealised foreign exchange gains | 38,204 | 28,639 |
| Changes resulting from assets and liabilities revaluation | (13,242) | (6,695) |
| Embedded derivatives valuation | 12,269 | 15,258 |
| Equity compensations plans costs | (7,157) | (18,865) |
| Share of minority shareholders in the additional equity | (1,737) | (202) |
| Other adjustments | 5,754 | 10,200 |
| Deferred tax on adjustments | (2,706) | (5,522) |
| | ------------- | ------------- |
| Consolidated net profit - comparable data | 44,347 | 365,866 |
| | ======== | ======== |

**Reconciliation between equity of the Dominant Company presented in the unconsolidated financial statements for the year 2001 and net profit of the Dominant Company presented in the consolidated financial statements for 2001 and comparable data presented in this consolidated quarterly report.**

| | **31.12.2001** |
|---|---|
| Equity - data published earlier | 6,859,092 |
| Unrealised foreign exchange gains | 105,117 |
| Changes resulting from assets and liabilities valuation | (15,100) |
| Embedded derivatives valuation | 23,558 |
| Equity compensations plans costs | (18,865) |
| Other adjustments | 2,792 |
| Deferred tax on adjustments | (24,209) |
| | ------------- |
| Equity - comparable data | 6,932,385 |
| | ======== |

| | **4 Q 2001** | **2001 cumulative** |
|---|---|---|
| Net profit - data published earlier | (3,235) | 248,026 |
| Foreign exchange gains | 31,671 | 27,513 |
| Changes resulting from assets and liabilities revaluation | (13,060) | (6,460) |
| Embedded derivatives valuation | 11,832 | 15,699 |
| Equity compensations plans costs | (7,157) | (18,865) |
| Other adjustments | (227) | (379) |

| | | |
|---|---|---|
| Deferred tax on adjustments | (5,965) | (4,674) |
| | ------------- | ------------- |
| Net profit - comparable data | 13,859 | 260,860 |
| | ======== | ======== |

### 1.4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - on the basis of the average rates published as at 31 December 2002 – 4.0202 zloty/ EURO,
- income statement and cash flow items for 2002 – on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 January to 31 December 2002 – 3.8697 zloty/ EURO.

**Unconsolidated subsidiaries and associates in 4 Q 2002**

| No. | Name and location | Activity | Percentage of share capital owned | Share in total votes on General Meeting of Shareholders | Revenue (from sal and financia activities |
|---|---|---|---|---|---|
| 1. | SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne | Hotels and motels with restaurants | 100.00% | 100.00% | 2,855 |
| 2. | ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie | Hotels and motels with restaurants | 100.00% | 100.00% | 2,724 |
| 3. | Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba | Resting and recreation activity | 100.00% | 100.00% | 2,053 |
| 4. | Wisla Plock Sportowa S.A. (previously ORLEN Sportowa S.A.) – Plock | Sport activity | 100.00% | 100.00% | 33,425 |
| 5. | ORLEN Ochrona Sp. z o.o. – Plock | Guard services | 100.00% | 100.00% | 32,741 |
| 6. | CPN Serwis Kielce Sp. z o.o. – Kielce | Maintenance services | 100.00% | 100.00% | 2,117 |
| 7. | Serwis Gdansk Sp. z o.o. – Gdansk | Maintenance services | 100.00% | 100.00% | 3,719 |
| 8. | Poliolefiny Polska Sp. z o.o. | Production, distribution and sales of poliolefins | 100.00% | 100.00% | * |
| 9. | Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole | Production and services activity | 99.94% | 99.94% | 15,664 |
| 10. | Serwis Slupsk Sp. z o.o. – Slupsk | Maintenance services | 99.76% | 99.76% | 4,759 |
| 11. | Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka | Maintenance services | 99.32% | 99.32% | 4,022 |
| 12. | D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec | Resting and recreation activity | 98.73% | 98.73% | 1,101 |
| 13. | Petromot Sp. z o.o. – Kedzierzyn-Kozle | Maintenance and trade of cars | 97.56% | 97.56% | * |
| 14. | Serwis Rzeszow Sp. z o.o. – Rzeszow | Maintenance services | 97.26% | 97.26% | 3,028 |
| 15. | Serwis Lodz Sp. z o.o. – Lodz | Maintenance services | 97.25% | 97.25% | 2,883 |
| 16. | Serwis Podlasie Sp. z o.o. – Bialystok | Maintenance services | 89.67% | 89.67% | 3,611 |
| 17. | Serwis Mazowsze Sp. z o.o. – Warszawa | Maintenance services | 88.50% | 88.50% | 19,830 |
| 18. | Serwis Wroclaw Sp. z o.o. – Wroclaw | Maintenance services | 83.31% | 83.31% | 8,342 |
| 19. | Serwis Krakow Sp. z o.o. – Krakow | Maintenance services | 83.20% | 83.20% | 3,464 |

| | | | | | |
|---|---|---|---|---|---|
| 21. | Serwis Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn-Kozle | Maintenance services | 80.00% | 80.00% | 2,557 |
| 22. | Serwis Szczecin Sp. z o.o. – Szczecin | Maintenance services | 78.09% | 78.09% | 3,664 |
| 23. | Serwis Zachod Sp. z o.o. – Nowa Sol | Maintenance services | 74.31% | 74.31% | 6,758 |
| 24. | CPN Marine Service Gdansk Sp. z o.o. – Gdansk | Duty store; production, trade | 70.00% | 70.00% | * |
| 25. | Centrum Edukacji Sp. z o.o. – Plock | Education and training services | 69.43% | 69.43% | 7,006 |
| 26. | Serwis Katowice Sp. z o.o. – Katowice | Maintenance services | 55.00% | 55.00% | 4,199 |
| 27. | ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. – Nowa Brzeznica | LPG distribution center | 52.00% | 52.00% | ** |
| 28. | Petromor Sp. z o.o. – Gdansk | Wholesale of automotive spare parts and accessories, retail and wholesale of fuels | 51.31% | 51.31% | 744 |
| 29. | Serwis Poznan Sp. z o.o. – Poznan | Maintenance services | 51.00% | 51.00% | 4,478 |
| 30. | Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. – Ciechocinek | Preventing and curing, resting and recreation activity | 100.00% | 100.00% | 2,118 |
| 31. | Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka k.Koszalina | Agricultural trading | 100.00% | 100.00% | 2,058 |
| 32. | RAF-BIT Sp. z o.o. – Jedlicze | IT services | 100.00% | 100.00% | 772 |
| 33. | Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia | Fire fighting services | 99.97% | 99.97% | 4,203 |
| 34. | Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze | Fire fighting and rescue services | 88.19% | 88.19% | 3,093 |
| 35. | Petromont Sp. z o.o. – Niemce | Trade and building services | 85.00% | 85.00% | 1,585 |
| 36. | Ran- GGC Sp. z o.o. – Gdansk | Used oil collection | 80.63% | 80.63% | 20 |
| 37. | Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. – Plock | Gas trading and distribution | 80.00% | 80.00% | 4,653 |
| 38. | MEDILOGISTYKA Sp. z o.o. | Medical, consumption, industrial and pharmaceutical goods wholesale and retail trading | 80.00% | 80.00% | 26 |
| 39. | PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraina) | Trade | 80.00% | 80.00% | * |
| 40. | NTVK – Wilno (Litwa) | Trade | 76.00% | 76.00% | ** |
| 41. | Medikor Sp. z o.o. – Jedlicze | Services and trade activities, medical supervising of work environment and sanitation | 73.33% | 73.33% | 566 |
| 42. | VARIA S.A. – Warszawa | Transport and spedition services, wholesale and retail trade | 62.50% | 62.50% | 19,863 |
| 43. | Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA- Lwow (Ukraina) | Trade | 62.00% | 62.00% | ** |
| 44. | Ran-Akses Sp. z o.o. – Szczecin | Used oil collection | 60.69% | 60.69% | 980 |
| 45. | Ran-Flex Sp. z o.o. – Kielce | Used oil collection | 52.00% | 52.00% | 2,619 |
| 46. | Ran-Oil Sp. z o.o. – Tarnow | Used oil collection | 51.00% | 51.00% | 1,568 |
| 47. | Ran-Sigma Sp. z o.o. – Walbrzych | Used oil collection | 51.00% | 51.00% | 3,157 |
| 48. | Ran-Kiczmer Sp. z o.o. – Pisarzowice | Used oil collection | 51.00% | 51.00% | 1,850 |
| 49. | Ran-Dickmar Sp. z o.o. – Tarnobrzeg | Used oil collection | 51.00% | 51.00% | 3,168 |
| 50. | Ran-Starol Sp. z o.o. – Katowice | Used oil collection | 51.00% | 51.00% | 3,353 |
| 51. | Ran-Ole-Par Sp. z o.o. – Lodz | Used oil collection | 51.00% | 51.00% | 778 |
| 52. | Ran-Akant Sp. z o.o. – Lublin | Used oil collection | 51.00% | 51.00% | 574 |
| 53. | Ran-Petromex Sp. z o.o. – Opole | Used oil collection | 51.00% | 51.00% | 228 |
| 54. | Ran-Watt Sp. z o.o. – Torun | Used oil collection | 51.00% | 51.00% | ** |
| 55. | Ran-Mega Sp. z o.o. – Gliwice | Used oil collection | 51.00% | 51.00% | * |
| 56. | Niezalezny Operator Miedzystrefowy Sp. z o.o. (NOM Sp. z o.o.) | Telecommunication services | 35.00% | 35.00% | 132,404 |
| 57. | Motell Sp. z o.o. – Morawica | Catering and hotel services | 35.00% | 35.00% | 6,348 |
| 58. | Petro-Oil CZ s.r.o. – Brno Prikop (Czechy) | Production, sales, services in oil industry | 49.00% | 49.00% | 650 |
| 59. | Ran-Bialy Sp. z o.o. – Bialystok | Used oil collection | 46.70% | 46.70% | 513 |

| 61. | Petro-Pak S.A. - Mielec | Production, sales and services | 20.00% | 20.00% | * |
|---|---|---|---|---|---|
| 62. | RAF-Uniwersal Sp. z o.o. - Jedlicze | Trade and services activity | 20.00% | 20.00% | - |
| | **Total** | | | | |

* No financial data available as at 31 December 2002

** Entity under liquidation/bankruptcy

Due to insignificance of amounts presented in the above entities' financial statements, as well as insignificance of total amounts of all entities together these entities were not consolidated.

## DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 4 Q 2002 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 4Q 2002 the Capital Group PKN ORLEN comprised:

- 116 subsidiaries, directly or indirectly controlled by PKN ORLEN ,
- 1 indirectly jointly controlled company,
- 31 associates, on which PKN ORLEN has direct or indirect significant influence.

In comparison to the end of 4Q 2001 there was an increase in number of subsidiaries, jointly controlled companies and associates in the Capital Group from 143 to 148, 86 of which are consolidated.

The most important factors having material influence on operating results in 4 Q 2002 in comparison to 4 Q 2001 are as follows (change 4Q 2001/4Q 2002, if not stated differently):

- higher refining margin ("crack") quotations for gasoline from 38.14 to 64.44 USD/ton (by 69%),
- increase of average price of Brent crude oil in quotations from 19.44 do 28.63 USD/bbl (by 38%),
- increase in quotation of discount Ural crude oil in relation to Brent crude oil from /-0.56/ USD/bbl to /-1.26/ USD/bbl (by 125.0%),
- increase in sales volume of petrochemical products by 33.7%,
- increase in sales volume of Diesel by 4.3%,
- lower refining margin ("crack") quotations for Diesel from 57.78 to 46.65 USD/ton (by 19.3%) and for Ekoterm from 41.52 to 37.56 USD/ton (by 9.5%),
- decrease in consumption of gasoline and Diesel by 2.8% (year 2001 in comparison to 2002 – in accordance to Nafta Polska estimates),
- decrease in USD average exchange rate from 4.08 to 4.00 PLN/USD (by 2.0%),
- decrease in sales volume of Ekoterm by 28.9%,
- decrease in sales volume of LPG by 52.4% (increase in retail sales by 56.6%),
- decrease in sales volume of gasoline by 4.2%.

2,220,312 tons and was lower than sales realised in the corresponding period of previous year by 304.350 tons (by 12.1%). During year 2002 the sales of these products decreased by 476.238 tons (by 5.4%) in comparison to previous year. Lower realised sales volume results mainly from drop in demand for light heating oil, due to a change in customer's structure. Taking into account only gasoline and Diesel, the Capital Group's strengthened market position is remarkable (drop in consumption whereas sales of these products increased by 1.6%).

The total sales of products (refinery and chemical and other) in 4Q 2002 amounted to 3.435.487 tons and was lower than in corresponding period of previous year by 221.892 tons (by 6.1%), and during year 2002 was higher than sales in 2001 by 177.722 tons (by 1,4%).

The retail sales of motor fuels (gasoline, Diesel, LPG) in 4Q 2002 amounted to 534.965 tons and was lower than sales in the corresponding period of previous year by 6.823 tons, and for 4 quarters cumulatively higher by 102.522 tons (4.9%) and amounted to 2,176,369 tons. A significant increase in LPG and Diesel retail sales was recorded.

Sales trends of main products are presented in the tables below:

| Sales volume of light products in Capital Group of PKN ORLEN | 4 Q 2001 | | 4 Q 2002 | | Dynamics (%) 4Q 2002/ 4Q 2001 |
|---|---|---|---|---|---|
| **Wholesale of main light products, including:** | | **1,821,640** | | **1,626,027** | **89.3** |
| - gasoline (tons) | | 478,247 | | 466,401 | 97.5 |
| - Diesel (tons) | | 576,586 | | 603,730 | 104.7 |
| - Ekoterm light heating oil (tons) | | 680,120 | | 485,670 | 71.4 |
| **Retail sales of fuels, including:** | **697,114** | **541,788** | **691,313** | **534,965** | **98.7** |
| - gasoline (thousand litres) / (tons) | 436,030 | 329,203 | 406,864 | 307,182 | 93.3 |
| - Diesel (thousand litres) / (tons) | 232,705 | 196,636 | 240,011 | 202,809 | 103.1 |
| - LPG (thousand litres) / (tons) | 28,379 | 15,949 | 44,438 | 24,974 | 156.6 |

| Sales volume of light products in Capital Group of PKN ORLEN | 4 Q 2001 cumulative | | 4 Q 2002 cumulative | | Dynamics (%) 4 quarters of 2002/ 4 quarters of 2001 |
|---|---|---|---|---|---|
| **Wholesale of main light products, including:** | | **6,467,029** | | **5,989,205** | **92.6** |
| - gasoline (tons) | | 1,856,962 | | 1,863,090 | 100.3 |
| - Diesel (tons) | | 2,269,832 | | 2,285,469 | 100.7 |
| - Ekoterm light heating oil (tons) | | 2,017,875 | | 1,572,702 | 77.9 |
| **Retail sales of fuels, including:** | **2,661,896** | **2,073,847** | **2,797 928** | **2,176,369** | **104.9** |

| | | | | | |
|---|---|---|---|---|---|
| litres) / (tons) | 1,687,436 | 1,274,014 | 021 | 1,258,601 | 98.8 |
| - Diesel (thousand litres) / (tons) | 891,120 | 752,996 | 997,167 | 842,606 | 111.9 |
| - LPG (thousand litres) / (tons) | 83,340 | 46,837 | 133,740 | 75,162 | 160.5 |

Macroeconomic and market factors and buoyant economic situation on petrochemical products market positively influenced the Company's and the Capital Group's results, which were more favourable than in the comparable period of the previous year.

Results of the Dominant Company within the Capital Group were as follows:

in PLN thousand

| Items | 4Q 2001 | | PKN's share in the Group | 4Q 2002 | | PKN's share in the Group |
|---|---|---|---|---|---|---|
| | Group | PKN | (%) | Group | PKN | (%) |
| Crude oil processing ('000 tons) | 3,544 | 3,393 | 95.7 | 3,438 | 3,281 | 95.4 |
| Net sales revenue* | 6,623,243 | 5,874,924 | 88.7 | 7,113,554 | 6,441,568 | 90.6 |
| Profit on sales* | 55,086 | 32,511 | 59.0 | 106,289 | 77,784 | 73.2 |
| Operating profit* | 66,519 | 57,430 | 86.3 | 72,785 | 71,105 | 97.7 |
| Profit before taxation* | 56,178 | 25,899 | 46.1 | 217,808 | 209,584 | 96.2 |
| Net profit* | 44,346 | 13,859 | 31.3 | 109,912 | 100,914 | 91.8 |

| Items | 4 Q 2001 cumulative | | PKN's share in the Group | 4 Q 2002 cumulative | | PKN's share in the Group |
|---|---|---|---|---|---|---|
| | Group | PKN | (%) | Group | PKN | (%) |
| Crude oil processing ('000 tons) | 12,877 | 12,319 | 95.7 | 13,040 | 12,474 | 95.7 |
| Net sales revenue* | 25,872,333 | 23,460,991 | 90.7 | 26,328,379 | 23,891,830 | 90.7 |
| Profit on sales* | 610,178 | 442,020 | 72.4 | 825,061 | 608,598 | 73.8 |
| Operating profit* | 658,575 | 541,382 | 82.2 | 761,867 | 588,515 | 77.2 |
| Profit before taxation* | 496,205 | 355,200 | 71.6 | 777,636 | 621,505 | 79.9 |
| Net profit* | 365,866 | 260,860 | 71.3 | 486,199 | 386,461 | 79.5 |

** Profits for 4Q and 4 quarters of 2001 are different from presented in previous periods due to adjustments made in order to provide comparability with data for the year 2002 in the way presented in point 1.3.*

During 4Q 2002 the companies of the Capital Group processed 3,438 thousand tons of crude oil. The level of achieved processing is by 3.0% higher than in the corresponding period of the previous year, for whole 2002 year was higher by 1.3%.

In 4Q 2002 profit on sales of the Capital Group reached the level of PLN 106.289 thousand and was higher by 93.0%

In 4Q 2002 net profit of the Capital Group accounted for PLN 109.912 thousand and was by 147.9% higher than the net profit earned in 4Q 2001. For year 2002 the net profit amounted to PLN 486.199 thousand and was higher by 32.9% than the result for the previous year. Weighted average stock valuation method had a positive impact on financial results (application of this method delays the impact of increases of crude oil prices in relation to increases in prices of finished products). While applying LIFO method, estimated net profit amounted to PLN 273 million comparing to PLN 741 million for the previous year.

In 4Q 2002 of current year in comparison to 4Q of 2001 the share of the Dominant Company in the net profit of the Group increased from 31.3% to 91.8%. The fact results from losses incurred by some subsidiaries (among others Rafineria Nafty Jedlicze S.A., Zaklad Budowy Aparatury S.A.) amounting to PLN 28 million and significant increase in Dominant Company's net profit.

Financial data for 4Q and 4 quarters of 2002 with segment information is presented below:

in PLN million

| Items | 4Q 2001 | | | | 4Q 2002 | | |
|---|---|---|---|---|---|---|---|
| | Refining | Chemicals | Other operations | Consolidated | Refining | Chemicals | Oth operat |
| Segment result | 247 | (68) | (35) | 144 | 123 | 46 | |
| Unallocated corporate expense | | | | (77) | | | |
| Profit from operations | | | | 67 | | | |

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re.4Q2002_PAS _cons. (1) |
| **Released** | 07:01 3 Mar 2003 |
| **Number** | 1761I |

**SA_QSr IV/2002**

Translation of a document originally issued in Polish

**Form SA_QSr IV/2002**

(quarter year)

(for manufacturing, contracting, trading and service industry issuers)

**According to § 5 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001; Journal of Law, No 139, item 1569 and 2002, No 31, item 280**

**Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna**

**Publishes condensed consolidated quarterly report for 4Q 2002**

**3 March 2003**

(date of submission)

| | in PLN thousand | | in EUR thousand | |
|---|---|---|---|---|
| **SELECTED CONSOLIDATED FINANCIAL DATA (current year)** | **IV quarters cumulative from 1.1.2002 to 31.12.2002** | **IV quarters cumulative from 1.1.2001 to 31.12.2001** | **IV quarters cumulative from 1.1.2002 to 31.12.2002** | **IV quarters cumulative from 1.1.2001 to 31.12.2001** |
| 1. Net sales of finished products, goods for resale and materials | **26 328 379** | **25 872 333** | **6 803 726** | **6 685 876** |
| 2. Operating profit | **761 867** | **658 575** | **196 880** | **170 188** |
| 3. Gross profit | **777 636** | **496 205** | **200 955** | **128 228** |
| 4. Net profit | **486 199** | **365 866** | **125 643** | **94 546** |
| 5. Cash flow from operating activities | **1 359 515** | **2 027 092** | **351 323** | **523 837** |
| 6. Cash flow used in investing activities | **(896 097)** | **(1 537 295)** | **(231 568)** | **(397 265)** |
| 7. Cash flow used in financing activities | **(449 002)** | **(462 778)** | **(116 030)** | **(119 590)** |
| 8. Net cash flow | **14 416** | **27 019** | **3 725** | **6 982** |
| 9. Total assets (as at 31.12.2002) | **14 804 048** | | **3 682 416** | |
| 10. Liabilities and provisions for liabilities (as at 31.12.2002) | **6 183 860** | | **1 538 197** | |
| 11. Long term liabilities (as at 31.12.2002) | **424 009** | | **105 470** | |
| 12. Short term liabilities (as at 31.12.2002) | **4 803 676** | | **1 194 885** | |

| | | | | |
|---|---|---|---|---|
| 14. Share capital (as at 31.12.2002) | 525 221 | | 130 645 | |
| 15. Number of shares (as at 31.12.2002) | 420 177 137 | | 420 177 137 | |
| 16. Earnings per ordinary share (in PLN/EUR) | 1,16 | | 0,30 | |
| 17. Diluted earnings per ordinary share (in PLN/EUR) | 1,16 | | 0,30 | |
| 18. Net book value per share (in PLN/EUR) (as at 31.12.2002) | 18,88 | | 4,70 | |
| 19. Diluted net book value per share (in PLN/EUR) (as at 31.12.2002) | 18,88 | | 4,70 | |
| 20. Declared or paid dividends per share (in PLN/EUR) | - | | - | |

| **CONSOLIDATED BALANCE SHEET** | **as at 31.12.2002 end of quarter (current year)** | **as at 30.09.2002 end of previous quarter (current year)** | **as at 31.12.2001 end of quarter (previous year)** | **as at 30.09.2001 end of previous quarter (previous year)** |
|---|---|---|---|---|
| **Assets** | | | | |
| ***I. Fixed assets*** | ***9 613 733*** | ***9 620 946*** | ***9 715 294*** | ***9 623 260*** |
| 1. Intangible fixed assets, including: | **90 794** | **90 298** | **94 321** | **74 662** |
| - goodwill | **435** | **154** | **176** | **199** |
| 2. Goodwill on consolidation of subordinated entities | **11 948** | **12 741** | **4 138** | **5 043** |
| 3. Tangible fixed assets | **8 521 021** | **8 495 433** | **8 621 182** | **8 607 881** |
| 4. Long term receivables | **14 872** | **17 428** | **14 057** | **21 319** |
| 4.1. From subordinated entities | **586** | **-** | **-** | **-** |
| 4.2. From other entities | **14 286** | **17 428** | **14 057** | **21 319** |
| 5. Long term investments | **791 033** | **812 215** | **762 617** | **717 290** |
| 5.1. Real estates | **-** | **-** | **-** | **-** |
| 5.2. Intangible fixed assets | **-** | **-** | **-** | **-** |
| 5.3. Long term financial assets | **791 033** | **812 215** | **762 617** | **717 290** |
| a) in subordinated entities, including: | **189 556** | **178 294** | **179 901** | **177 321** |
| - shares in subordinated entities accounted for on an equity basis | **69 951** | **68 338** | **70 644** | **69 627** |
| - shares in unconsolidated subsidiaries and joint venture entities | **35 601** | **25 952** | **23 276** | **21 538** |
| b) in other entities | **601 477** | **633 921** | **582 716** | **539 969** |
| 5.4. Other long term investments | **-** | **-** | **-** | **-** |
| 6. Long term prepayments, deferred costs and deferred tax asset | **184 065** | **192 831** | **218 979** | **197 065** |
| 6.1. Deferred tax assets | **28 223** | **30 124** | **20 756** | **17 084** |
| 6.2. Prepayments and deferred costs | **155 842** | **162 707** | **198 223** | **179 981** |
| **II. Current assets** | **5 190 315** | **5 215 280** | **4 393 987** | **5 000 752** |
| 1. Inventories | **2 851 225** | **2 597 931** | **2 185 333** | **2 507 776** |
| 2. Short term receivables | **1 641 351** | **1 908 750** | **1 549 411** | **1 769 459** |
| 2.1. From subordinated entities | **32 463** | **113 784** | **117 336** | **78 243** |
| 2.2. From other entities | **1 608 888** | **1 794 966** | **1 432 075** | **1 691 216** |

| 3.1. Short term financial assets | 246 904 | 238 371 | 230 346 | 293 150 |
|---|---|---|---|---|
| a) in subordinated entities | - | 300 | - | - |
| b) in other entities | 29 103 | 41 326 | 26 961 | 10 578 |
| c) cash and cash equivalents | 217 801 | 196 745 | 203 385 | 282 572 |
| 3.2. Other short term investments | - | - | - | - |
| 4. Short term prepayments and deferred costs | 450 835 | 470 228 | 428 897 | 430 367 |
| **T o t a l a s s e t s** | **14 804 048** | **14 836 226** | **14 109 281** | **14 624 012** |

| **CONSOLIDATED BALANCE SHEET** | **as at 31.12.2002 end of quarter (current year)** | **as at 30.09.2002 end of previous quarter (current year)** | **as at 31.12.2001 end of quarter (previous year)** | **as at 30.09.2001 end of previous quarter (previous year)** |
|---|---|---|---|---|
| **Liabilities** | | | | |
| **I. Equity** | 7 933 878 | 7 867 066 | 7 501 139 | 7 456 046 |
| 1. Share capital | 525 221 | 525 221 | 525 221 | 525 221 |
| 2. Unpaid share capital (negative value) | - | - | - | - |
| 3. Own shares (negative value) | - | - | - | - |
| 4. Capital reserve | 5 757 678 | 5 747 931 | 5 501 578 | 5 492 389 |
| 5. Revaluation reserve | 722 745 | 767 021 | 732 196 | 740 080 |
| 6. Other capital reserves | 53 476 | 53 476 | 53 542 | 53 542 |
| 7. Foreign exchange gain on inclusion of subordinated entities | 9 | 12 | 4 | 4 |
| 8. Undistributed profit from previous years | 388 550 | 397 118 | 322 732 | 323 290 |
| 9. Net profit | 486 199 | 376 287 | 365 866 | 321 520 |
| 10. Distribution from profit during financial year (negative value) | - | - | - | - |
| **II. Minority interests** | 427 308 | 418 820 | 396 853 | 401 873 |
| **III. Negative goodwill on subordinated entities** | 259 002 | 269 145 | 291 715 | 312 300 |
| **IV. Liabilities and provisions for liabilities** | 6 183 860 | 6 281 195 | 5 919 574 | 6 453 793 |
| 1. Provisions for liabilities | 867 229 | 808 738 | 816 441 | 902 017 |
| 1.1. Provision for deferred tax | 291 126 | 249 320 | 238 133 | 236 705 |
| 1.2. Retirement benefits and similar provisions | 150 396 | 138 538 | 137 963 | 125 863 |
| a) long term | 128 123 | 118 027 | 108 589 | 104 985 |
| b) short term | 22 273 | 20 511 | 29 374 | 20 878 |
| 1.3. Other provisions | 425 707 | 420 880 | 440 345 | 539 449 |
| a) long term | 328 192 | 344 246 | 362 145 | 492 757 |
| b) short term | 97 515 | 76 634 | 78 200 | 46 692 |
| 2. Long term liabilities | 424 009 | 1 339 383 | 1 305 952 | 1 455 863 |
| 2.1. To subordinated entities | 186 | - | - | - |
| 2.2. To other entities | 423 823 | 1 339 383 | 1 305 952 | 1 455 863 |
| 3. Short term liabilities | 4 803 676 | 4 041 799 | 3 734 775 | 4 057 327 |
| 2.1. To subordinated entities | 81 321 | 35 564 | 50 468 | 23 962 |
| 3.2. To other entities | 4 676 427 | 3 954 752 | 3 632 895 | 3 971 099 |
| 3.3. Special funds | 45 928 | 51 483 | 51 412 | 62 266 |
| 4. Accruals and deferred income | 88 946 | 91 275 | 62 406 | 38 586 |

| | | | | |
|---|---|---|---|---|
| 4.2. Other accruals and deferred income | 88 412 | 90 017 | 61 563 | 38 586 |
| a) long term | 10 947 | 1 597 | 3 513 | 4 287 |
| b) short term | 77 465 | 88 420 | 58 050 | 34 299 |
| **T o t a l l i a b i l i t i e s** | **14 804 048** | **14 836 226** | **14 109 281** | **14 624 012** |
| | | | | |
| **Net book value** | **7 933 878** | **7 867 066** | **7 501 139** | **7 456 046** |
| **Number of shares** | **420 177 137** | **420 177 137** | **420 177 137** | **420 177 137** |
| **Net book value per share (in PLN)** | **18,88** | **18,72** | **17,85** | **17,75** |
| **Diluted number of shares** | **420 177 137** | **420 177 137** | **420 177 137** | **420 177 137*** |
| **Diluted net book value per share (in PLN)** | **18,88** | **18,72** | **17,85** | **17,75*** |
| * diluted ratio was calculated under IFRS and differs from previously published | | | | |

| **OFF BALANCE SHEET ITEMS** | **as at 31.12.2002 end of quarter (current year)** | **as at 30.09.2002 end of previous quarter (current year)** | **as at 31.12.2001 end of quarter (previous year)** | **as at 30.09.2001 end of previous quarter (previous year)** |
|---|---|---|---|---|
| **1. Contingent receivables** | - | - | - | - |
| 1.1. From subordinated entities | - | - | - | - |
| - received guarantees and sureties | - | - | - | - |
| 1.2. From other entities | - | - | - | - |
| - received guarantees and sureties | - | - | - | - |
| **2. Contingent liabilities** | **16 016,00** | **11 442,00** | **5 964,00** | **14 214,00** |
| 2.1. To subordinated entities | **681,00** | **1 951,00** | **1 430,00** | **3 424,00** |
| - granted guarantees and sureties | **681,00** | **1 951,00** | **1 430,00** | **3 424,00** |
| 2.2. To other entities | **15 335,00** | **9 491,00** | **4 534,00** | **10 790,00** |
| - granted guarantees and sureties | **15 335,00** | **9 491,00** | **4 534,00** | **10 790,00** |
| **3. Other** | **55 086,00** | **46 487,00** | **50 227,00** | **64 777,00** |
| **T o t a l o f f - b a l a n c e s h e e t i t e m s** | **71 102,00** | **57 929,00** | **56 191,00** | **78 991,00** |

| **CONSOLIDATED INCOME STATEMENT** | **IV quarter (current year) from 1.10.2002 to 31.12.2002** | **IV quarters cumulative (current year) from 1.1.2002 to 31.12.2002** | **IV quarter (previous year) from 1.10.2001 to 31.12.2001** | **IV quarters cumulative (previous year) from 1.1.2001 to 31.12.2001** |
|---|---|---|---|---|
| **I. Net sales including:** | **7 113 554** | **26 328 379** | **6 623 243** | **25 872 333** |
| - to subordinated entities | **159 947** | **591 989** | **46 872** | **242 174** |
| 1. Net sales of finished products | **6 438 588** | **24 178 485** | **6 157 851** | **23 841 792** |
| 2. Net sales of goods for resale and materials | **674 966** | **2 149 894** | **465 392** | **2 030 541** |
| **II. Cost of goods sold, including:** | **(3 845 997)** | **(13 369 759)** | **(3 661 626)** | **(14 112 617)** |
| - to subordinated entities | **(144 468)** | **(530 048)** | **(68 843)** | **(190 067)** |
| 1. Cost of sales of finished products | **(3 210 125)** | **(11 533 690)** | **(3 293 086)** | **(12 358 556)** |
| 2. Cost of goods for resale and materials sold | **(635 872)** | **(1 836 069)** | **(368 540)** | **(1 754 061)** |

| | | | | |
|---|---|---|---|---|
| IV. Selling and distribution costs | (2 944 929) | (11 242 016) | (2 687 177) | (10 343 636) |
| V. General and administration expenses | (216 339) | (891 543) | (219 354) | (805 902) |
| **VI. Profit on sales (III-IV-V)** | 106 289 | 825 061 | 55 086 | 610 178 |
| VII. Other operating income | 67 995 | 208 539 | 123 744 | 316 911 |
| 1. Profit on disposal of non-financial fixed assets | 6 751 | 31 148 | 6 933 | 14 284 |
| 2. Grants | - | 21 | 1 950 | 5 532 |
| 3. Other | 61 244 | 177 370 | 114 861 | 297 095 |
| VIII. Other operating expenses | (101 499) | (271 733) | (112 311) | (268 514) |
| 1. Loss from disposal of non-financial fixed assets | (2 686) | (14 769) | (100) | (1 954) |
| 2. Impairment of non-financial assets | - | (11 368) | (15 378) | (22 369) |
| 3. Other | (98 813) | (245 596) | (96 833) | (244 191) |
| **IX. Operating profit (VI+VII-VIII)** | 72 785 | 761 867 | 66 519 | 658 575 |
| X. Financial income | 165 505 | 297 838 | 90 152 | 350 408 |
| 1. Dividends and shares in profits, including: | 44 | 116 | 90 | 1 326 |
| - from subordinated entities | 41 | 113 | - | - |
| 2. Interest, including: | 15 795 | 70 997 | 26 239 | 95 274 |
| - from subordinated entities | 65 | 976 | 289 | 502 |
| 3. Profit from sale of investments | 58 298 | 62 852 | 1 112 | 50 556 |
| 4. Revaluation of investments | 73 | 804 | - | 235 |
| 5. Other | 91 295 | 163 069 | 62 711 | 203 017 |
| XI. Financial expenses | (30 272) | (320 696) | (119 918) | (572 110) |
| 1. Interest, including: | (38 244) | (193 529) | (57 780) | (361 120) |
| - for subordinated entities | (63) | (1 195) | (283) | (465) |
| 2. Loss from sale of investments | - | - | - | - |
| 3. Revaluation of investments | (1 333) | (2 152) | (61 327) | (66 978) |
| 4. Other | 9 305 | (125 015) | (811) | (144 012) |
| XII. Profit (loss) on sale of shares in subordinated entities | - | (1 455) | - | - |
| **XIII. Gross profit (IX+X-XI+/-XII)** | 208 018 | 737 554 | 36 753 | 436 873 |
| XIV. Extraordinary items (XIV.1. - XIV.2.) | 667 | (565) | 48 | (1 734) |
| 1. Extraordinary gains | 1 609 | 6 247 | 631 | 1 307 |
| 2. Extraordinary losses | (942) | (6 812) | (583) | (3 041) |
| XV. Amortisation of goodwill from subordinated entities | (709) | (1 496) | (953) | (3 221) |
| XVI. Negative goodwill from subordinated entities write off | 9 832 | 42 143 | 20 330 | 64 287 |
| **XVII. Profit before taxation (XIII+/-XIV-XV+XVI)** | 217 808 | 777 636 | 56 178 | 496 205 |
| XVIII. Income tax | (105 624) | (273 337) | (16 717) | (137 761) |
| a) current part | (46 212) | (226 960) | (22 512) | (113 098) |
| b) deferred part | (59 412) | (46 377) | 5 795 | (24 663) |
| XIX. Other obligatory charges on profit | - | - | - | - |
| XX. Share in profit of subordinated entities accounted for under equity method | 1 272 | 10 432 | 1 252 | 24 096 |
| XXI. Minority interests | (3 544) | (28 532) | 3 633 | (16 674) |
| **XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)** | 109 912 | 486 199 | 44 346 | 365 866 |

| Net profit for 12 months (annualised) | 486 199 | | 365 866 | |
|---|---|---|---|---|
| Weighted average number of ordinary shares | 420 177 137 | | 420 177 137 | |
| Earnings per ordinary share (in PLN) | 1,16 | | 0,87 | |
| Diluted weighted average number of ordinary shares | 420 177 137 | | 420 177 137 | |
| Diluted earnings per share (in PLN) | 1,16 | | 0,87 | |

| STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY | IV quarter (current year) from 1.10.2002 to 31.12.2002 | IV quarters cumulative (current year) from 1.1.2002 to 31.12.2002 | IV quarter (previous year) from 1.10.2001 to 31.12.2001 | IV quarters cumulative (previous year) from 1.1.2001 to 31.12.2001 |
|---|---|---|---|---|
| **I. Equity at beginning of period** | 7 867 066 | 7 419 130 | 7 405 190 | 7 086 147 |
| a) changes in accounting policies | - | 82 009 | 50 856 | 58 637 |
| b) corrections of fundamental errors | - | - | - | - |
| **I. a. Equity at beginning of period restated for comparative data** | 7 867 066 | 7 501 139 | 7 456 046 | 7 144 784 |
| **1. Share capital at beginning of period** | 525 221 | 525 221 | 525 221 | 525 221 |
| 1.1.Movements in share capital | - | - | - | - |
| a) increases | - | - | - | - |
| - issues od shares | - | - | - | - |
| b) decreases | - | - | - | - |
| - redemption of shares | - | - | - | - |
| **1.2. Share capital at end of period** | 525 221 | 525 221 | 525 221 | 525 221 |
| **2. Unpaid share capital at beginning of period** | - | - | - | - |
| 2.1. Movements in unpaid share capital | - | - | - | - |
| a) increases | - | - | - | - |
| b) decreases | - | - | - | - |
| **2.2. Unpaid share capital at end of period** | - | - | - | - |
| **3. Own shares at beginning of period** | - | - | - | - |
| 3.1. Movement in own shares | - | - | - | - |
| a) increases | - | - | - | - |
| b) decreases | - | - | - | - |
| **3.2 Own shares at end of period** | - | - | - | - |
| **4. Capital reserve at beginning of period** | 5 747 931 | 5 501 578 | 5 492 389 | 4 728 181 |
| 4.1. Movements in capital reserve | 9 747 | 256 100 | 9 189 | 773 397 |
| a) increases | 9 747 | 256 100 | 9 189 | 773 397 |
| - share premium | - | - | - | - |
| - distribution of profits (by articles) | - | - | - | - |
| - apportionment of profits (over the minimum provided for by the articles) | 8 528 | 249 395 | - | 746 738 |
| - transfer from capital reserves due to revaluation of fixed assets disposed | 1 219 | 6 705 | 8 246 | 13 114 |
| - other | - | - | 943 | 13 545 |
| b) decreases | - | - | - | - |
| - absorption of losses | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| **4.2. Capital reserve at end of period** | **5 757 678** | **5 757 678** | **5 501 578** | **5 501 578** |
| **5. Revaluation reserve at beginning of period** | **767 021** | **734 796** | **743 041** | **747 910** |
| - changes in accounting policies, restatement of opening balance | **-** | **(2 600)** | **(2 961)** | **(3 960)** |
| **5.1. Revaluation reserve at beginning of period restated for comparative data** | **767 021** | **732 196** | **740 080** | **743 950** |
| 5.2. Movements in revaluation reserve | **(44 276)** | **(9 451)** | **(7 884)** | **(11 754)** |
| a) increases | **(146)** | **41 917** | **462** | **1 743** |
| - increase of value of long term investments | **-** | **58 218** | **-** | **-** |
| - deferred tax assets related to entries made to revaluation reserve | **(146)** | **(16 301)** | **-** | **-** |
| - other | **-** | **-** | **462** | **1 743** |
| b) decreases | **(44 130)** | **(51 368)** | **(8 346)** | **(13 497)** |
| - fixed assets disposals | **(1 219)** | **(6 705)** | **(8 246)** | **(13 114)** |
| - impairment of tangible fixed assets | **(994)** | **(2 746)** | **-** | **-** |
| - decrease in valuation of long term-investments | **-** | **-** | **-** | **-** |
| - deferred tax assets related to entries made to revaluation reserve | **16 301** | **16 301** | **-** | **-** |
| - other | **(58 218)** | **(58 218)** | **(100)** | **(383)** |
| **5.3. Revaluation reserve at end of period** | **722 745** | **722 745** | **732 196** | **732 196** |
| **6. Other capital reserves at beginning of period** | **53 476** | **53 542** | **53 542** | **53 542** |
| 6.1. Movements in oher capital reserves | **-** | **(66)** | **-** | **-** |
| a) increases | **-** | **-** | **-** | **-** |
| b) decreases | **-** | **(66)** | **-** | **-** |
| **6.2. Other capital reserves at end of period** | **53 476** | **53 476** | **53 542** | **53 542** |
| **7. Foreign exchange differences from recalculation of subordinated entities** | **9** | **9** | **4,00** | **4** |
| **8. Undistributed profit (loss) from previous years at beginning of period** | **773 405** | **603 990** | **590 993** | **1 031 289** |
| **8.1. Undistributed profit from previous years at beginning of period** | **773 405** | **603 990** | **590 993** | **1 031 289** |
| a) changes in accounting policies | **-** | **84 608** | **53 817** | **62 596** |
| b) corrections of fundamental errors | **-** | **-** | **-** | **-** |
| **8.2. Undistributed profit from previous years at beginning of period restated for comparative data** | **773 405** | **688 598** | **644 810** | **1 093 885** |
| a) increases | **-** | **-** | **-** | **586** |
| - other capial from consolidation | **-** | **-** | **-** | **586** |
| b) decreases | **(8 568)** | **(300 048)** | **(558)** | **(771 739)** |
| - dividends paid | **-** | **(50 421)** | **-** | **(21 009)** |
| - transfer to capital reserve | **(8 528)** | **(249 395)** | **-** | **(746 738)** |
| - others | **(40)** | **(232)** | **(558)** | **(3 992)** |
| **8.3. Undistributed profit from previous years at end of period** | **764 837 ***** | **388 550** | **644 252 **** | **322 732** |

| | | | | |
|---|---|---|---|---|
| **period** | | | | |
| **8.5. Undistributed loss from previous years at beginning of period restated for comparative data** | - | - | - | - |
| a) increases | - | - | - | - |
| - distribution of previous year loss for absorption | - | - | - | - |
| b) decreases | - | - | - | - |
| **8.6. Undistributed loss from previous years at end of period** | - | - | - | - |
| **8.7. Undistributed profit (loss) from previous years at end of period** | **764 837 *** ** | **388 550** | **644 252 **** | **322 732** |
| **9. Net result for the financial year** | **109 912** | **486 199** | **44 346** | **365 866** |
| **a) net profit** | **109 912** | **486 199** | **44 346** | **365 866** |
| **b) net loss** | - | - | - | - |
| **c) distribution from current year profit** | - | - | - | - |
| **II. Equity at end of period** | **7 933 878** | **7 933 878** | **7 501 139** | **7 501 139** |

** including net profit for 3 Q's 2001

*** including net profit for 3 Q's 2002

| **CONSOLIDATED CASH FLOW STATEMENT** | **IV quarter (current year) from 1.10.2002 to 31.12.2002** | **IV quarters cumulative (current year) from 1.1.2002 to 31.12.2002** | **IV quarter (previous year) from 1.10.2001 to 31.12.2001** | **IV quarters cumulative (previous year) from 1.1.2001 to 31.12.2001** |
|---|---|---|---|---|
| **A. Cash flow from operating activities** | | | | |
| **I. Net profit for the year** | **109 912** | **486 199** | **44 346** | **365 866** |
| **II. Total adjustments** | **318 127** | **873 316** | **330 321** | **1 661 226** |
| 1. Profit from minority interests | **3 544** | **28 532** | **(3 633)** | **16 674** |
| 2. Net (profit) from subordinated entities accounted for under equity method | **(1 272)** | **(10 432)** | **(1 252)** | **(24 096)** |
| 3. Depreciation | **261 681** | **1 022 521** | **238 429** | **906 285** |
| - including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off | **(9 123)** | **(40 647)** | **(19 377)** | **(61 066)** |
| 4. Foreign exchange gains/losses | **(57 667)** | **(17 650)** | **(27 184)** | **(21 805)** |
| 5. Interest and dividends | **30 293** | **168 961** | **53 578** | **336 609** |
| 6. (Profit) loss from investing activities | **(61 016)** | **(80 429)** | **19 402** | **(29 386)** |
| 7. Movements in provisions | **89 618** | **54 796** | **(83 272)** | **(115 089)** |
| 8. Movements in stock | **(276 403)** | **(684 445)** | **318 153** | **644 120** |
| 9. Movements in receivables | **180 380** | **(135 671)** | **143 397** | **244 230** |
| 10. Movements in creditors falling due within one year (with the exception of loans) | **126 418** | **480 584** | **(380 482)** | **(383 235)** |
| 11. Movements in prepayments and accruals | **18 041** | **36 035** | **(26 905)** | **6 226** |
| 12. Other adjustments | **4 510** | **10 514** | **80 090** | **80 693** |
| **III. Cash flow from operating activities (I+/-II)** | **428 039** | **1 359 515** | **374 667** | **2 027 092** |
| **B. Cash flow from investing activities** | | | | |
| **I. Cash inflows from investing activities** | **168 525** | **425 559** | **119 303** | **414 924** |

| | | | | |
|---|---|---|---|---|
| assets and tangible fixed assets | | | | |
| 2. Disposal of real estate investments and intangible fixed assets investments | - | - | - | - |
| 3. From financial assets, including: | **139 925** | **375 620** | **30 691** | **303 023** |
| a) in subordinated entities | **406** | **12 840** | **179** | **12 426** |
| - sales of financial assets (except short term securities) | - | **120** | **88** | **2 334** |
| - sales of short term securities | - | - | - | - |
| - dividends and profits | **11** | **12 277** | **91** | **10 092** |
| - long-term loans repaid | - | - | - | - |
| - interest received | **395** | **443** | - | - |
| - other inflows from financial assets | - | - | - | - |
| b) in other entities | **139 519** | **362 780** | **30 512** | **290 597** |
| - sales of financial assets (except short term securities) | **91 379** | **105 766** | **627** | **66 626** |
| - sales of short term securities | **38 943** | **235 483** | **28 812** | **216 094** |
| - dividends and profits | **2** | **2** | - | **1 392** |
| - long-term loans repaid | - | - | **292** | **500** |
| - interest received | **9 195** | **21 529** | **781** | **5 985** |
| - other inflows from financial assets | - | - | - | - |
| 4. Other inflows from investing activities | **24 088** | **12 134** | **74 208** | **77 885** |
| **II. Cash outflows from investing activities** | **(381 487)** | **(1 321 656)** | **(466 291)** | **(1 952 219)** |
| 1. Purchases of intangible fixed assets and tangible fixed assets | **(300 391)** | **(918 564)** | **(333 489)** | **(1 342 821)** |
| 2. Investments in real estate and intangible fixed assets | - | - | - | - |
| 3. For financial assets, including: | **(81 096)** | **(313 240)** | **(132 770)** | **(564 833)** |
| a) in subordinated entities | **(901)** | **(24 665)** | **(2 218)** | **(131 182)** |
| - purchases of financial assets (except short term securities) | **(901)** | **(24 665)** | **(2 218)** | **(131 182)** |
| - purchases of short term securities | - | - | - | - |
| - loans granted | - | - | - | - |
| b) in other entities | **(80 195)** | **(288 575)** | **(130 552)** | **(433 651)** |
| - purchases of financial assets (except short term securities) | **(61 400)** | **(61 400)** | **(65)** | **(134 910)** |
| - purchases of short term securities | **(18 795)** | **(227 175)** | **(33 076)** | **(201 001)** |
| - loans granted | - | - | **(97 411)** | **(97 740)** |
| 4. Dividend paid to minority shareholders | - | **(1 204)** | **(32)** | **(1 218)** |
| 5. Other payments | - | **(88 648)** | - | **(43 347)** |
| **III. Net cash flow used in investing activities** | **(212 962)** | **(896 097)** | **(346 988)** | **(1 537 295)** |
| **C. Cash flow from financing activities** | | | | |
| **I. Inflows** | **354 557** | **1 688 261** | **468 225** | **2 310 509** |
| 1. Issuance of shares and other capital instruments, additional payments to capital | - | - | - | - |
| 2. Loans | **23 415** | **499 082** | **121 992** | **1 300 227** |
| 3. Issuance of short term securities | **330 609** | **1 186 558** | **343 585** | **1 006 075** |
| 4. Other inflows | **533** | **2 621** | **2 648** | **4 207** |
| **II. Outflows** | **(548 578)** | **(2 137 263)** | **(575 091)** | **(2 773 287)** |
| 1. Redemption of shares | - | - | - | - |
| 2. Dividends and other distributions | - | **(50 421)** | - | **(21 009)** |

| | | | | |
|---|---|---|---|---|
| 3. Other than distribution of profit to shareholders payments from profit | - | - | - | - |
| 4. Repayment of loans | **(185 556)** | **(682 793)** | **(304 365)** | **(1 568 842)** |
| 5. Repurchase of short term securities | **(314 936)** | **(1 196 357)** | **(204 248)** | **(834 603)** |
| 6. Other financial liabilities | - | - | - | - |
| 7. Finance lease payments | **(2 039)** | **(7 112)** | **(741)** | **(2 732)** |
| 8. Interest paid | **(42 001)** | **(195 880)** | **(65 213)** | **(344 925)** |
| 9. Other payments | **(4 046)** | **(4 700)** | **(524)** | **(1 176)** |
| **III. Net cash flows used in financing activities (I-II)** | **(194 021)** | **(449 002)** | **(106 866)** | **(462 778)** |
| **D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)** | **21 056** | **14 416** | **(79 187)** | **27 019** |
| **E. Balance sheet change in cash and cash equivalents** | **21 056** | **14 416** | **(79 187)** | **27 019** |
| - including changes in cash and cash equivalents resulting from foreign exchange gains/losses | **(2 117)** | **(2 614)** | **2 476** | **1 631** |
| **F. Total cash and cash equivalents at the beginning of the period** | **196 745** | **203 385** | **282 572** | **176 366** |
| **G. Total cash and cash equivalents at the end of the period (F+/- D)** | **217 801** | **217 801** | **203 385** | **203 385** |
| - including those of limited availability | **6 266** | **6 266** | **9 639** | **9 639** |

END



‹ Back / Next ›

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re.4Q2002_PAS_uncons. (2) |
| **Released** | 07:01 3 Mar 2003 |
| **Number** | 1762I |

## Condensed unconsolidated financial statements for 4Q 2002

Translation of a document originally issued in Polish

in PLN thousand

| BALANCE SHEET<br>PLN thousand | as at<br>31.12.2002<br>end of quarter<br>(current year) | as at<br>30.09.2002<br>end of previous quarter<br>(current year) | as at<br>31.12.2001<br>end of quarter<br>(previous year) | as at<br>30.09.2001<br>end of previous quarter<br>(previous year) |
|---|---|---|---|---|
| **Assets** | | | | |
| **I. Fixed assets** | **8 277 008** | **8 303 117** | **8 347 190** | **8 328 990** |
| 1. Intangible fixed assets, including: | 66 917 | 70 868 | 71 521 | 62 127 |
| - goodwill | - | - | - | - |
| 2. Tangible fixed assets | 6 455 138 | 6 451 036 | 6 544 707 | 6 588 348 |
| 3. Long term receivables | 267 868 | 269 428 | 271 191 | 274 442 |
| 3.1. From subordinated entities | 258 402 | 258 560 | 256 996 | 255 615 |
| 3.2. From other entities | 9 466 | 10 868 | 14 195 | 18 827 |
| 4. Long term investments | 1 342 063 | 1 356 369 | 1 268 641 | 1 226 636 |
| 4.1. Real estates | - | - | - | - |
| 4.2. Intangible fixed assets | - | - | - | - |
| 4.3. Long term financial assets | 1 342 063 | 1 356 369 | 1 268 641 | 1 226 636 |
| a) in subordinated entities | 742 801 | 724 929 | 690 144 | 689 666 |
| b) in other entities | 599 262 | 631 440 | 578 497 | 536 970 |
| 4.4. Other long term investments | - | - | - | - |
| 5. Long term prepayments, deferred costs and deferred tax asset | 145 022 | 155 416 | 191 130 | 177 437 |
| 5.1. Deferred tax assets * | - | - | - | - |
| 5.2. Prepayments and deferred costs | 145 022 | 155 416 | 191 130 | 177 437 |
| **II. Current assets** | **4 314 667** | **4 334 177** | **3 634 996** | **4 139 550** |
| 1. Inventories | 2 477 665 | 2 246 347 | 1 839 066 | 2 121 777 |
| 2. Short term receivables | 1 318 777 | 1 565 711 | 1 284 018 | 1 497 242 |
| 2.1. From subordinated entities | 353 783 | 462 442 | 309 556 | 380 022 |
| 2.2. From other entities | 964 994 | 1 103 269 | 974 462 | 1 117 220 |
| 3. Short term investments | 82 853 | 73 524 | 96 650 | 111 489 |
| 3.1. Short term financial assets | 82 853 | 73 524 | 96 650 | 111 489 |

| | | | | |
|---|---|---|---|---|
| b) in other entities | **21 214** | **9 710** | **14 878** | **3 463** |
| c) cash and cash equivalents | **61 639** | **63 814** | **81 772** | **108 026** |
| 3.2. Other short term investments | - | - | - | - |
| 4. Short term prepayments and deferred costs | **435 372** | **448 595** | **415 262** | **409 042** |
| **T o t a l a s s e t s** | **12 591 675** | **12 637 294** | **11 982 186** | **12 468 540** |
| | | | | |
| **Liabilities** | | | | |
| **I. Equity** | **7 267 782** | **7 208 791** | **6 932 385** | **6 918 165** |
| 1. Share capital | **525 221** | **525 221** | **525 221** | **525 221** |
| 2. Unpaid share capital (negative value) | - | - | - | - |
| 3. Own shares (negative value) | - | - | - | - |
| 4. Capital reserve | **5 501 180** | **5 500 664** | **5 297 573** | **5 289 328** |
| 5. Revaluation reserve | **725 551** | **767 990** | **732 196** | **740 080** |
| 6. Other capital reserves | **53 476** | **53 476** | **53 476** | **53 476** |
| 7. Undistributed profit from previous years | **75 893** | **75 893** | **63 059** | **63 059** |
| 8. Net profit | **386 461** | **285 547** | **260 860** | **247 001** |
| 9. Distribution from profit during financial year (negative value) | - | - | - | - |
| **II. Liabilities and provisions for liabilities** | **5 323 893** | **5 428 503** | **5 049 801** | **5 550 375** |
| 1. Provisions for liabilities | **728 743** | **677 843** | **691 246** | **744 074** |
| 1.1. Provision for deferred tax * | **249 078** | **199 369** | **192 084** | **190 363** |
| 1.2. Retirement benefits and similar provisions | **83 290** | **74 266** | **74 266** | **68 200** |
| a) long term | **71 627** | **62 660** | **62 660** | **58 399** |
| b) short term | **11 663** | **11 606** | **11 606** | **9 801** |
| 1.3. Other provisions | **396 375** | **404 208** | **424 896** | **485 511** |
| a) long term | **324 789** | **341 240** | **359 833** | **483 201** |
| b) short term | **71 586** | **62 968** | **65 063** | **2 310** |
| 2. Long term liabilities | **233 648** | **1 081 776** | **1 075 557** | **1 235 121** |
| 2.1. To subordinated entities | **230 299** | **230 299** | **230 299** | **230 299** |
| 2.2. To other entities | **3 349** | **851 477** | **845 258** | **1 004 822** |
| 3. Short term liabilities | **4 297 107** | **3 605 739** | **3 246 681** | **3 543 112** |
| 3.1. To subordinated entities | **191 020** | **141 678** | **91 848** | **74 772** |
| 3.2. To other entities | **4 074 672** | **3 430 183** | **3 118 175** | **3 429 156** |
| 3.3. Special funds | **31 415** | **33 878** | **36 658** | **39 184** |
| 4. Accruals and deferred income | **64 395** | **63 145** | **36 317** | **28 068** |
| 4.1. Negative goodwill | - | - | - | - |
| 4.2. Other accruals and deferred income | **64 395** | **63 145** | **36 317** | **28 068** |
| a) long term | - | - | - | - |
| b) short term | **64 395** | **63 145** | **36 317** | **28 068** |
| **T o t a l l i a b i l i t i e s** | **12 591 675** | **12 637 294** | **11 982 186** | **12 468 540** |
| | | | | |
| **Net book value** | 7 267 782 | 7 208 791 | 6 932 385 | 6 918 165 |
| **Number of shares** | **420 177 137** | **420 177 137** | **420 177 137** | **420 177 137** |
| **Net book value per share (in PLN)** | **17,30** | **17,16** | **16,50** | **16,46** |
| **Diluted number of shares** | **420 177 137** | **420 177 137** | **420 177 137** | **420 177 137**** |
| **Diluted net book value per share (in PLN)** | **17,30** | **17,16** | **16,50** | **16,46**** |

| deferred tax assets | | | | |
|---|---|---|---|---|
| ** diluted ratio was calculated under IFRS and differs from previously published | | | | |

| **OFF BALANCE SHEET ITEMS** | **as at 31.12.2002 end of quarter (current year)** | **as at 30.09.2002 end of previous quarter (current year)** | **as at 31.12.2001 end of quarter (previous year)** | **as at 30.09.2001 end of previous quarter (previous year)** |
|---|---|---|---|---|
| **1. Contingent receivables** | **-** | **-** | **-** | **-** |
| 1.1. From subordinated entities | **-** | **-** | **-** | **-** |
| - received guarantees and sureties | **-** | **-** | **-** | **-** |
| 1.2. From other entities | **-** | **-** | **-** | **-** |
| - received guarantees and sureties | **-** | **-** | **-** | **-** |
| **2. Contingent liabilities** | **94 548** | **96 789** | **96 864** | **97 534** |
| 2.1. To subordinated entities | **94 548** | **94 548** | **94 623** | **95 293** |
| - granted guarantees and sureties | **94 548** | **94 548** | **94 623** | **95 293** |
| 2.2. To other entities | **-** | **2 241** | **2 241** | **2 241** |
| - granted guarantees and sureties | **-** | **2 241** | **2 241** | **2 241** |
| **3. Other** | **46 689** | **46 487** | **45 776** | **63 065** |
| **Total off - balance sheet items** | **141 237** | **143 276** | **142 640** | **160 599** |

| **INCOME STATEMENT** | **IV quarter (current year) from 1.10.2002 to 31.12.2002** | **IV quarters cumulative (current year) from 1.1.2002 to 31.12.2002** | **IV quarter (previous year) from 1.10.2001 to 31.12.2001** | **IV quarters cumulative (previous year) from 1.1.2001 to 31.12.2001** |
|---|---|---|---|---|
| **I. Net sales, including** | **6 441 568** | **23 891 830** | **5 874 924** | **23 460 991** |
| - to subordinated entities | **915 940** | **3 305 753** | **587 881** | **2 918 030** |
| 1. Net sales of finished products | **5 924 009** | **22 066 872** | **5 487 468** | **21 946 737** |
| 2. Net sales of goods for resale and materials | **517 559** | **1 824 958** | **387 456** | **1 514 254** |
| **II. Cost of goods sold** | **(3 365 203)** | **(11 793 081)** | **(2 999 644)** | **(12 203 635)** |
| - to subordinated entities | **(458 661)** | **(1 575 187)** | **(340 420)** | **(1 841 484)** |
| 1. Cost of sales of finished products | **(2 898 409)** | **(10 219 769)** | **(2 650 180)** | **(10 839 623)** |
| 2. Cost of goods for resale and materials sold | **(466 794)** | **(1 573 312)** | **(349 464)** | **(1 364 012)** |
| **III. Gross profit on sales (I-II)** | **3 076 365** | **12 098 749** | **2 875 280** | **11 257 356** |
| IV. Selling and distribution costs | **(2 863 859)** | **(10 922 532)** | **(2 714 148)** | **(10 302 990)** |
| V. General and administration expenses | **(134 722)** | **(567 619)** | **(128 621)** | **(512 346)** |
| **VI. Profit on sales (III-IV-V)** | **77 784** | **608 598** | **32 511** | **442 020** |
| VII. Other operating income | **46 613** | **162 121** | [illegible] | [illegible] |

| | | | | |
|---|---|---|---|---|
| financial fixed assets | | | | |
| 2. Grants | - | - | 1 771 | 5 005 |
| 3. Other | 45 190 | 137 577 | 111 771 | 258 786 |
| VIII. Other operating expenses | (53 292) | (182 204) | (95 118) | (173 768) |
| 1. Loss from disposal of non-financial fixed assets | (2 507) | (13 387) | - | (1 505) |
| 2. Impairment of non-financial assets | 6 225 | (11 537) | (15 265) | (22 256) |
| 3. Other | (57 010) | (157 280) | (79 853) | (150 007) |
| **IX. Operating profit (VI+VII-VIII)** | 71 105 | 588 515 | 57 430 | 541 382 |
| X. Financial income | 147 530 | 260 980 | 66 729 | 299 525 |
| 1. Dividends and shares in profits, including: | - | 13 660 | 44 | 12 732 |
| - from subordinated entities | - | 13 658 | - | 11 603 |
| 2. Interest, including: | 8 218 | 49 101 | 15 164 | 63 264 |
| - from subordinated entities | 3 721 | 5 597 | 4 267 | 18 361 |
| 3. Proceeds from sale of investments | 58 139 | 61 542 | 584 | 47 276 |
| 4. Revaluation of investments | 29 | 405 | - | - |
| 5. Other | 81 144 | 136 272 | 50 937 | 176 253 |
| XI. Financial expenses | (9 051) | (227 869) | (98 338) | (484 056) |
| 1. Interest, including: | (25 151) | (137 479) | (45 940) | (299 893) |
| - for subordinated entities | (2 171) | (5 163) | (55) | (1 538) |
| 2. Loss from sale of investments | - | - | - | - |
| 3. Revaluation of investments | (142) | (914) | (61 459) | (66 122) |
| 4. Other | 16 242 | (89 476) | 9 061 | (118 041) |
| **XII. Gross profit (IX+X-XI)** | 209 584 | 621 626 | 25 821 | 356 851 |
| XIII. Extraordinary items (XIII.1 - XIII.2) | - | (121) | 78 | (1 651) |
| 1. Extraordinary gains | - | 17 | 379 | 539 |
| 2. Extraordinary losses | - | (138) | (301) | (2 190) |
| **XIV. Profit before taxation (XII+/-XIII)** | 209 584 | 621 505 | 25 899 | 355 200 |
| XV. Income tax | (108 670) | (235 044) | (12 040) | (94 340) |
| a) current part | (42 339) | (177 584) | (10 420) | (74 432) |
| b) deferred part | (66 331) | (57 460) | (1 620) | (19 908) |
| XVI. Other obligatory charges on profit | - | - | - | - |
| **XVII. Net profit (XIV-XV-XVI)** | 100 914 | 386 461 | 13 859 | 260 860 |
| | | | | |
| **Net profit for 12 months (annualised)** | 386 461 | | 260 860 | |
| **Weighted average number of ordinary shares** | 420 177 137 | | 420 177 137 | |
| **Earnings per ordinary share (in PLN)** | 0,92 | | 0,62 | |
| **Weighted expected average number of ordinary shares** | 420 177 137 | | 420 177 137 | |
| **Diluted earnings per share (in PLN)** | 0,92 | | 0,62 | |

| **STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY** | **IV quarter (current year)** | **IV quarters cumulative** | **IV quarter (previous year)** | **IV quarters cumulative (previous** |
|---|---|---|---|---|

| | to 31.12.2002 | from 1.1.2002<br><br>to 31.12.2002 | to 31.12.2001 | from 1.1.2001<br><br>to 31.12.2001 |
|---|---|---|---|---|
| **I. Equity at beginning of period** | **7 208 791** | **6 859 092** | **6 862 327** | **6 635 075** |
| a) changes in accounting policies | - | **73 293** | **55 838** | **59 099** |
| b) corrections of fundamental errors | - | - | - | - |
| **I.a. Equity at beginning of period restated for comparative data** | **7 208 791** | **6 932 385** | **6 918 165** | **6 694 174** |
| **1. Share capital at beginning of period** | **525 221** | **525 221** | **525 221** | **525 221** |
| 1.1.Movements in share capital | - | - | - | - |
| a) increases | - | - | - | - |
| - issues od shares | - | - | - | - |
| b) decreases | - | - | - | - |
| - redemption of shares | - | - | - | - |
| **1.2. Share capital at end of period** | **525 221** | **525 221** | **525 221** | **525 221** |
| **2. Unpaid share capital at beginning of period** | - | - | - | - |
| 2.1. Movements in unpaid share capital | - | - | - | - |
| a) increases | - | - | - | - |
| b) decreases | - | - | - | - |
| **2.2. Unpaid share capital at end of period** | - | - | - | - |
| **3. Own shares at beginning of period** | - | - | - | - |
| 3.1. Movement in own shares | - | - | - | - |
| a) increases | - | - | - | - |
| b) decreases | - | - | - | - |
| **3.2 Own shares at end of period** | - | - | - | - |
| **4. Capital reserve at beginning of period** | **5 500 664** | **5 297 573** | **5 289 328** | **4 607 638** |
| 4.1. Movements in capital reserve | **516** | **203 607** | **8 245** | **689 935** |
| a) increases | **516** | **203 607** | **8 245** | **689 935** |
| - share premium | - | - | - | - |
| - distribution of profits (by articles) | - | - | - | - |
| - apportionment of profits (over the minimum provided for by the articles) | - | **197 605** | - | **676 821** |
| - other | **516** | **6 002** | **8 245** | **13 114** |
| b) decreases | - | - | - | - |
| - absorption of losses | - | - | - | - |
| - other | - | - | - | - |
| **4.2. Capital reserve at end of period** | **5 501 180** | **5 501 180** | **5 297 573** | **5 297 573** |
| **5. Revaluation reserve at beginning of period** | **767 990** | **734 796** | **743 041** | **747 910** |
| a) changes in accounting policies | - | **(2 600)** | **(2 961)** | **(3 960)** |
| **5.a. Revaluation reserve at beginning of period restated for comparative data** | **767 990** | **732 196** | **740 080** | **743 950** |

| | | | | |
|---|---|---|---|---|
| a) increases | 320 | 42 383 | 745 | 1 744 |
| - increase in valuation of long term investments | - | 58 218 | - | - |
| - deferred tax assets related to entries made to revaluation reserve | 320 | (15 835) | - | - |
| - other | - | - | 745 | 1 744 |
| b) decreases | (42 759) | (49 028) | (8 629) | (13 498) |
| - fixed assets disposals | (516) | (6 002) | (8 245) | (13 114) |
| - impairment of tangible fixed assets | (326) | (1 109) | - | - |
| - decrease in valuation of long term investments | - | - | - | - |
| - deferred tax on bookings related to revaluation reserve | 16 301 | 16 301 | (384) | (384) |
| - sales of financial assets | (58 218) | (58 218) | - | - |
| **5.2. Revaluation reserve at end of period** | 725 551 | 725 551 | 732 196 | 732 196 |
| **6. Other capital reserves at beginning of period** | 53 476 | 53 476 | 53 476 | 53 476 |
| 6.1. Movements in other capital reserves | - | - | - | - |
| a) increases | - | - | - | - |
| b) decreases | - | - | - | - |
| **6.2. Other capital reserves at end of period** | 53 476 | 53 476 | 53 476 | 53 476 |
| **7. Profit (loss) from previous years at beginning of period** | 361 440 | 248 026 | 251 261 | 700 830 |
| **7.1. Undistributed profit from previous years at beginning of period** | 361 440 | 248 026 | 251 261 | 700 830 |
| a) changes in accounting policies | - | 75 893 | 58 799 | 63 059 |
| b) corrections of fundamental errors | - | - | - | - |
| **7.2. Undistributed profit from previous years at beginning of period restated for comparative data** | 361 440 | 323 919 | 310 060 | 763 889 |
| a) increases | - | - | - | - |
| - distribution of profit from previous years | - | - | - | - |
| b) decreases | - | (248 026) | - | (700 830) |
| - dividends paid | - | (50 421) | - | (21 009) |
| - transfer to capital reserve | - | (197 605) | - | (676 821) |
| - others | - | - | - | (3 000) |
| **7.3. Undistributed profit from previous years at end of period** | 361 440** | 75 893 | 310 060*** | 63 059 |
| **7.4. Undistributed loss from previous years at beginning of period** | - | - | - | - |
| a) changes in accounting policies | - | - | - | - |
| b) corrections of fundamental errors | - | - | - | - |
| **7.5. Undistributed loss from previous years at beginning of period restated for comparative data** | - | - | - | - |
| a) increases | - | - | - | - |
| - loss from previous years to | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| b) decreases | - | - | - | - |
| **7.6. Undistributed loss from previous years at end of period** | - | - | - | - |
| **7.7. Undistributed profit (loss) from previous years at end of period** | **361 440**** | **75 893** | **310 060***** | **63 059** |
| **8. Net result for the financial year** | **100 914** | **386 461** | **13 859** | **260 860** |
| **a) net profit** | **100 914** | **386 461** | **13 859** | **260 860** |
| **b) net loss** | - | - | - | - |
| **c) distribution of profit** | - | - | - | - |
| **II. Equity at end of period** | **7 267 782** | **7 267 782** | **6 932 385** | **6 932 385** |
| ** including net profit for 3 Q's 2002<br><br>*** including net profit for 3 Q's 2001 | | | | |

| CASH FLOW STATEMENT | IV quarter (current year) from 1.10.2002 to 31.12.2002 | IV quarters cumulative (current year) from 1.1.2002 to 31.12.2002 | IV quarter (previous year) from 1.10.2001 to 31.12.2001 | IV quarters cumulative (previous year) from 1.1.2001 to 31.12.2001 |
|---|---|---|---|---|
| **A. Cash flow from operating activities** | | | | |
| **I. Net profit for the year** | **100 914** | **386 461** | **13 859** | **260 860** |
| **II. Total adjustments** | **256 342** | **666 814** | **237 505** | **1 448 257** |
| 1. Depreciation and amortisation | **211 019** | **819 884** | **204 021** | **790 863** |
| 2. Foreign exchange (gains)/losses | **(60 260)** | **(30 540)** | **(51 240)** | **(48 451)** |
| 3. Interest and dividends | **21 223** | **105 538** | **40 638** | **275 980** |
| 4. (Profit) loss from investing activities | **(57 055)** | **(72 699)** | **(6 511)** | **(51 892)** |
| 5. Movements in provisions | **67 521** | **37 962** | **(52 928)** | **(109 448)** |
| 6. Movements in stock | **(231 318)** | **(638 599)** | **282 303** | **611 280** |
| 7. Movements in receivables | **208 309** | **(64 898)** | **132 786** | **151 366** |
| 8. Movements in creditors falling due within one year (with the exception of loans) | **63 286** | **437 719** | **(391 935)** | **(287 620)** |
| 9. Movements in prepayments and accruals | **25 312** | **51 650** | **(8 582)** | **34 543** |
| 10. Other adjustments | **8 305** | **20 797** | **88 953** | **81 636** |
| **III. Net cash flow from operating activities (I+/-II)** | **357 256** | **1 053 275** | **251 364** | **1 709 117** |
| **B. Cash flow from investing activities** | - | - | - | - |
| **I. Cash inflows from investing activities** | **135 390** | **178 708** | **95 577** | **131 752** |
| 1. Sales of intangible fixed assets and tangible fixed assets | **2 401** | **28 385** | **11 434** | **21 722** |
| 2. Disposal of real estate investments and intangible fixed assets investments | - | - | - | - |
| 3. From financial assets, including: | **101 668** | **134 670** | **1 166** | **81 498** |
| a) in subordinated entities | **119** | **14 066** | **188** | **12 358** |
| - sales of financial assets | - | **6** | **107** | **434** |

| | | | | |
|---|---|---|---|---|
| - sales of short term securities | - | - | - | - |
| - dividends and shares in profits | - | **13 658** | - | **11 603** |
| - long-term loans repaid | - | - | - | - |
| - interest received | **119** | **402** | **81** | **321** |
| - other inflows from financial assets | - | - | - | - |
| b) in other entities | **101 549** | **120 604** | **978** | **69 140** |
| - sales of financial assets (except from short term securities) | **93 465** | **101 751** | **566** | **66 565** |
| - sales of short term securities | - | - | - | - |
| - dividends and shares in profits | - | **2** | **44** | **1 129** |
| - long-term loans repaid | - | - | - | - |
| - interest received | **8 084** | **18 851** | **368** | **1 446** |
| - other inflows from financial assets | - | - | - | - |
| 4. Other inflows from investing activities | **31 321** | **15 653** | **82 977** | **28 532** |
| **II. Cash outflows from investing activities** | **(285 333)** | **(847 313)** | **(299 814)** | **(1 315 163)** |
| 1. Purchases of intangible fixed assets and tangible fixed assets | **(223 883)** | **(676 633)** | **(201 144)** | **(894 626)** |
| 2. Investments in real estate and intangible fixed assets | - | - | - | - |
| 3. For financial assets, including: | **(61 450)** | **(91 014)** | **(98 670)** | **(405 201)** |
| a) in subordinated entities | **(50)** | **(29 614)** | **(620)** | **(173 296)** |
| - purchases of financial assets (except from short term securities) | **(50)** | **(29 614)** | **(620)** | **(173 296)** |
| - purchases of short term securities | - | - | - | - |
| - loans granted | - | - | - | - |
| b) in other entities | **(61 400)** | **(61 400)** | **(98 050)** | **(231 905)** |
| - purchases of financial assets (except from short term securities) | **(61 400)** | **(61 400)** | - | **(107 855)** |
| - purchases of short term securities | - | - | - | **(26 000)** |
| - loans granted | - | - | **(98 050)** | **(98 050)** |
| 4. Other payments | - | **(79 666)** | - | **(15 336)** |
| **III. Net cash flow used in investing activities (I-II)** | **(149 943)** | **(668 605)** | **(204 237)** | **(1 183 411)** |
| **C. Cash flow from financing activities** | - | - | - | - |
| **I. Inflows** | **398 038** | **1 689 300** | **428 862** | **2 071 499** |
| 1. Issuance of shares and other capital instruments, additional payments to capital | - | - | - | - |
| 2. Loans | - | **285 239** | **51 000** | **941 150** |
| 3. Issuance of short term securities | **398 038** | **1 404 061** | **377 862** | **1 130 349** |
| 4. Other inflows | - | - | - | - |
| **II. Outflows** | **(607 526)** | **(2 094 103)** | **(502 243)** | **(2 615 414)** |
| 1. Redemption of shares | - | - | - | - |
| 2. Dividends and other distributions to shareholders | - | **(50 421)** | - | **(21 009)** |
| 3. Other than distribution of profit to shareholders payments from profit | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| 5. Repurchase of short term securities | **(367 086)** | **(1 383 885)** | **(231 219)** | **(935 349)** |
| 6. Other financial liabilities | **-** | **-** | **-** | **-** |
| 7. Finance lease payments | **(859)** | **(2 365)** | **(619)** | **(1 743)** |
| 8. Interest paid | **(29 291)** | **(145 732)** | **(52 058)** | **(290 882)** |
| 9. Other payments | **-** | **-** | **-** | **-** |
| **III. Net cash flows used in financing activities (I-II)** | **(209 488)** | **(404 803)** | **(73 381)** | **(543 915)** |
| **D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)** | **(2 175)** | **(20 133)** | **(26 254)** | **(18 209)** |
| **E. Balance sheet change in cash and cash equivalents** | **(2 175)** | **(20 133)** | **(26 254)** | **(18 209)** |
| - including changes in cash and cash equivalents resulting from foreign exchange gains/losses | **(2 095)** | **(2 588)** | **(331)** | **86** |
| **F. Total cash and cash equivalents at the beginning of the period** | **63 814** | **81 772** | **108 026** | **99 981** |
| **G. Total cash and cash equivalents at the end of the period (F+/- D)** | **61 639** | **61 639** | **81 772** | **81 772** |
| - including those of limited availability | **5 121** | **5 121** | **6 431** | **6 431** |

END



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| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re.4Q2002_IFRS_(2) |
| **Released** | 08:24 3 Mar 2003 |
| **Number** | 1767I |



**POLSKI KONCERN NAFTOWY ORLEN S.A.**

**CONSOLIDATED CONDENSED FINANCIAL STATEMENTS**

**FOR THE 12 - AND 3 - MONTH PERIODS ENDED**

**31 DECEMBER 2002 AND 31 DECEMBER 2001**

**PREPARED IN ACCORDANCE WITH**

INTERNATIONAL FINANCIAL REPORTING STANDARDS

## POLSKI KONCERN NAFTOWY ORLEN S.A.

## CONSOLIDATED CONDENSED BALANCE SHEETS

### as of 31 December 2002 and 31 December 2001

| | | 31 December | 31 December |
|---|---|---|---|
| | | 2002 | 2001 |
| | | (unaudited) | |
| | | (PLN million) | |
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | | 9,089 | 9,321 |
| (Negative goodwill) | | (236) | (264) |
| Intangible assets | | 107 | 108 |
| Available for sale investments | | 601 | 584 |
| Investments accounted for on an equity basis | | 199 | 186 |
| Deferred tax assets | | 28 | 15 |
| Other non-current assets | | 15 | 1 |
| | | ------ | ------- |
| **Total non-current assets** | | **9,803** | **9,951** |
| | | ------ | ------- |
| | | | |
| | | | |
| **Current assets** | | | |
| Inventories | | 2,868 | 2,199 |
| Trade and other receivables | | 2,143 | 1,951 |
| Short-term investments | | 5 | 11 |
| Deferred costs | | 56 | 68 |
| Cash and cash equivalents | | 218 | 203 |
| | | ------- | ------- |
| **Total current assets** | | **5,290** | **4,432** |
| | | ------- | ------- |
| **Total assets** | | **15,093** | **14,383** |

| LIABILITIES AND SHAREHOLDERS' EQUITY | | | |
|---|---|---|---|
| | | | |
| **Shareholders' equity** | | | |
| Common stock | | 525 | 525 |
| Capital reserve | | 1,174 | 1,174 |
| Revaluation reserve | | 859 | 859 |
| Retained earnings | | 5,778 | 5,400 |
| | | ------- | ------- |
| **Total shareholders' equity** | | **8,336** | **7,958** |
| | | ------- | ------- |
| **Minority interests** | | **428** | **395** |
| | | | |
| **Non-current liabilities** | | | |
| Interest bearing borrowings | | 402 | 1,261 |
| Provisions and accruals | | 576 | 601 |
| Deferred tax liabilities | | 432 | 365 |
| | | ------- | ------- |
| **Total non-current liabilities** | | **1,410** | **2,227** |
| | | ------- | ------- |
| **Current liabilities** | | | |
| Trade, other payables and accrued expenses | | 2,743 | 2,291 |
| Interest bearing borrowings | | 2,161 | 1,502 |
| Deferred income | | 15 | 10 |
| | | ------- | ------- |
| **Total current liabilities** | | **4,919** | **3,803** |
| | | ------- | ------- |
| **Total liabilities and shareholders' equity** | | **15,093** | **14,383** |
| | | ======= | ======= |

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED INCOME STATEMENTS
for 12 - and 3 - month periods ended 31 December 2002 and 31 December 2001

| | | For 12 months ended | For 3 months ended | For 12 months ended | For 3 months ended |
|---|---|---|---|---|---|
| | | 31 December 2002 | 31 December 2002 | 31 December 2001 | 31 December 2001 |
| | | (unaudited) | (unaudited) | | (unaudited) |
| | | (PLN million) | | | |
| | | | | | |
| **Revenue** | | **16,828** | **4,703** | **17,038** | **4,297** |
| | | | | | |
| Cost of sales | | (13,422) | (3,859) | (14,166) | (3,677) |
| | | ------- | ------- | ------- | ------- |
| **Gross profit** | | **3,406** | **844** | **2,872** | **620** |
| | | ------- | ------- | ------- | ------- |
| | | | | | |
| Distribution expenses | | (1,742) | (535) | (1,504) | (360) |
| Administrative expenses | | (891) | (216) | (829) | (232) |
| Other operating income (expenses), net | | (38) | (28) | 78 | 20 |
| | | ------- | ------- | ------- | ------- |
| **Profit from operations** | | **735** | **65** | **617** | **48** |
| | | ------- | ------- | ------- | ------- |
| | | | | | |
| Financial income | | 273 | 158 | 333 | 92 |
| Financial expenses | | (280) | (23) | (431) | (84) |
| Income from associated companies accounted for on an equity basis | | 13 | 1 | 25 | - |
| | | ------- | ------- | ------- | ------- |
| **Profit before income tax and minority interests** | | **741** | **201** | **544** | **56** |
| | | ------- | ------- | ------- | ------- |
| | | | | | |
| Income tax | | (283) | (126) | (153) | (23) |
| Minority interests | | (30) | (4) | (15) | 7 |
| | | ------- | ------- | ------- | ------- |

| | | | | | |
|---|---|---|---|---|---|
| | | ====== | ====== | ====== | ====== |
| **Basic and diluted earnings per share (PLN)** | | **1.02** | **0.17** | **0.89** | **0.10** |

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
for 12 – month periods ended 31 December 2002 and 31 December 2001

| | **For 12 months ended** | **For 12 months ended** |
|---|---|---|
| | **31 December 2002** | **31 December 2001** |
| | **(unaudited)** | |
| | **(PLN million)** | |
| | | |
| **Cash flows from operating activities** | | |
| | | |
| Net profit for the period | 428 | 376 |
| | | |
| Adjustments for: | | |
| Minority interests | 30 | 15 |
| Net income from investments accounted for on an equity basis | (13) | (25) |
| Depreciation and amortisation | 1,130 | 1,089 |
| Interest and dividend charges, net | 128 | 209 |
| Result on investing activities | (80) | (29) |
| Decrease / (increase) in receivables | (264) | 222 |
| Decrease / (increase) in inventories | (690) | 651 |
| Increase / (decrease) in accrued expenses and payables | 498 | (371) |
| Increase / (decrease) in provisions | 96 | (81) |
| Other | 29 | 56 |
| | ------- | ------- |
| **Net cash from operating activities** | **1,292** | **2,112** |

| Cash flows used in investing activities | | |
|---|---|---|
| | | |
| Acquisition of property, plant and equipment and intangible assets | (966) | (1,533) |
| Proceeds from sales of property, plant and equipment | 38 | 34 |
| Proceeds from sales of available for sale investments | 106 | 69 |
| Acquisition of available for sale investments | (65) | (163) |
| Acquisition of subsidiary Ship Service S.A. (net of cash acquired) | (21) | - |
| Acquisition of subsidiary Anwil S.A. (net of cash acquired) | - | (72) |
| Acquisition of marketable securities | (227) | (201) |
| Proceeds from sales of marketable securities | 235 | 216 |
| Dividends and interests received | 34 | 15 |
| Loans granted | - | (98) |
| Other | (2) | (17) |
| | ------- | ------- |
| **Net cash flows used in investing activities** | **(868)** | **(1,750)** |
| **Cash flows used in financing activities** | ------- | ------- |
| | | |
| Proceeds from long-term loans, short-term loans and other borrowings | 1,686 | 2,306 |
| Repayment of loans and other borrowings | (1,879) | (2,403) |
| Interest paid | (156) | (216) |
| Dividends paid to shareholders | (50) | (21) |
| Other | (10) | (1) |
| | ------- | ------- |
| **Net cash flows used in financing activities** | **(409)** | **(335)** |
| | ------- | ------- |
| | | |
| **Net increase in cash and cash equivalents** | **15** | **27** |
| | ------- | ------- |
| **Cash and cash equivalents at beginning of period** | **203** | **176** |
| | ------- | ------- |
| **Cash and cash equivalents at end of period** | **218** | **203** |
| | ======= | ======= |

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
for 12 – month periods ended 31 December 2002 and 31 December 2001

(PLN million)

| | Common stock | Capital reserve | Revaluation reserve | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|---|
| | | | | | |
| **1 January 2001** | **525** | **1,174** | **859** | **5,038** | **7,596** |
| | ------ | ------ | --------- | ------ | --------- |
| IAS 39 adoption | - | - | - | 7 | 7 |
| Dividend (PLN 0.05 per share) | - | - | - | (21) | (21) |
| Net profit | - | - | - | 376 | 376 |
| | ------ | ------ | --------- | ------ | --------- |
| **31 December 2001** | **525** | **1,174** | **859** | **5,400** | **7,958** |
| | ------ | ------ | --------- | ------ | --------- |

| | Common stock | Capital reserve | Revaluation reserve | Retained earnings | Total shareholders' equity |
|---|---|---|---|---|---|
| | | | | | |
| **1 January 2002** | **525** | **1,174** | **859** | **5,400** | **7,958** |
| | ------ | ------ | --------- | ------ | --------- |
| Dividend (PLN 0.12 per share) | - | - | - | (50) | (50) |
| Net profit | - | - | - | 428 | 428 |
| | ------ | ------ | --------- | ------ | --------- |
| **31 December 2002** | **525** | **1,174** | **859** | **5,778** | **8,336** |
| **(unaudited)** | ------ | ------ | --------- | ------ | --------- |
| | | | | | |

## 1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as the "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna (further referred to as the "Company" or "PKN ORLEN") located in Plock, Poland at Chemikow Str. 7. PKN ORLEN was established in 1993 as a State Treasury owned joint stock company Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. Effective from 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Effective from 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in processing of crude oil into a broad range of petroleum products and petrochemicals and in transportation, wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production of chemicals.

## 2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards (IFRS) effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29). The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29, of a recurring nature which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the periods ended on 31 December 2002 and 31 December 2001 and the Company's consolidated financial position as of 31 December 2002 and as of 31 December 2001. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2001 and consolidated financial statements and the notes thereto for the six months ended 30 June 2002.

Company will publish consolidated financial statements and the notes thereto for the years ended 31 December 2002 and 31 December 2001 together with the auditors report.

## 3. Selected explanatory notes

### 3.1. Accounting policies

The Company followed substantially the same accounting policies and methods of computation in these consolidated condensed financial statements as compared with the consolidated financial statements prepared in accordance with IFRS for the year 2001.

### 3.2. Unusual items affecting the amounts presented in these financial statements

During 12 - month period ended 31 December 2002, there were no unusual events affecting the amounts presented in these financial statements.

### 3.3. Changes in estimates

Until 2001 the closing rate was approximated by the average National Bank of Poland exchange rate at the end of an accounting period ("NBP average"). Since 2002 foreign currency monetary assets are reported at lower of commercial bank's buy rate and NBP average while foreign currency monetary liabilities are reported at higher of commercial bank's sell rate and NBP average. The total impact of the change of estimate on the net profit for four quarters of 2002 amounts to PLN 11 (decrease in net profit).

### 3.4. Dividends

During 2002 the Company has paid dividends from net profit for 2001 in the amount of PLN 50 (0.12 per share).

### 3.5. Interest bearing borrowings

| | | 31 December | 31 December |
|---|---|---|---|
| | | 2002 | 2001 |
| | | (unaudited) | |
| | | | |
| Bank loans | | 2,158 | 2,276 |
| Other loans and credits | | 65 | 132 |
| Short terms bonds | | 340 | 355 |
| | | -------- | -------- |
| Total | | 2,563 | 2,763 |
| including: | | ======= | ======= |
| short-term portion | | 2,161 | 1,502 |
| | | | |
| long-term portion | | 402 | 1,261 |
| | | | |

Total interest bearing borrowings undertaken by the Company decreased by net 200 PLN in the 12 month period ended 31 December 2002. The significant reduction of long - term portion, results form presentation of consortium loan of 200 USD undertaken by the Company in 2002, as short-term as of 31 December 2002. The loan is due in 4 Q 2003.

| 3.6. Segment revenue and segment result for business segments | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Segment: | Refining and Marketing | | | | Chemicals | | | |
| | For year ended 31 | For 3 month period ended 31 | For year ended 31 | For 3 month period ended 31 | For year ended 31 | For 3 month period ended 31 | For year ended 31 | For : mont perio ende 31 |

| | 2002 | 2002 | 2001 | 2001 | 2002 | 2002 | 2001 | 2001 |
|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | |
| External sales | 13.561 | 3.776 | 14.359 | 3.712 | 2.870 | 795 | 2.317 | 470 |
| Inter-segment sales | 2.627 | 783 | 2.428 | 762 | 1.296 | 376 | 1.111 | 298 |
| **Total revenue** | 16.188 | 4.559 | 16.787 | 4.474 | 4.166 | 1.171 | 3.428 | 768 |
| **Result** | | | | | | | | |
| Segment result | 797 | 107 | 680 | 229 | 200 | 57 | 188 | (56) |
| Unallocated corporate expenses | | | | | | | | |
| **Profit from operations** | | | | | | | | |
| **Financial income** | | | | | | | | |
| Financial expenses | | | | | | | | |
| Share in profit of subordinated entities accounted for on an equity basis | - | - | - | - | 2 | - | 12 | - |
| **Profit before income tax** | | | | | | | | |
| Income taxes | | | | | | | | |
| **Minority interests** | | | | | | | | |
| **Net profit** | | | | | | | | |

| | Refining and Marketing | | | | Chemicals | | | |
|---|---|---|---|---|---|---|---|---|
| | For 12 month period ended 31 December 2002 | For 3 month period ended 31 December 2002 | For 12 month period ended 31 December 2001 | For 3 month period ended 31 December 2001 | For 12 month period ended 31 December *2001* | For 3 month period ended 31 December 2001 | For 12 month period ended 31 December 2001 | For mon peri end 31 Decen 200 |
| Property, | | | | | | | | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| and intangible assets expenditure | 554 | 155 | 955 | 216 | 183 | 93 | 294 | 14[illegible] |
| Property, plant, equipment and intangible assets expenditure unallocated to segments | | | | | | | | |
| **Total property, plant, equipment and intangible assets expenditure** | | | | | | | | |
| Segment depreciation | 754 | 195 | 757 | 187 | 208 | 60 | 145 | 43 |
| Unallocated assets depreciation | | | | | | | | |
| **Total depreciation** | | | | | | | | |
| **Non-cash expenses other than depreciation** | 150 | 62 | 107 | 61 | 16 | 1 | 44 | 18 |

**Geographical segments**

The Group operates mainly in Poland. The following table shows the distribution of the Group's consolidated sales by geographical market segmental reporting for business

segments for years ended 31 December 2002 and 31 December 2001.

| **Segment:** | **Refining and Marketing** | | | | **Chemicals** | | | |
|---|---|---|---|---|---|---|---|---|
| | **For year ended 31 December 2002** | **For 3 month period ended 31 December 2002** | **For year ended 31 December 2001** | **For 3 month period ended 31 December 2001** | **For year ended 31 December 2002** | **For 3 month period ended 31 December 2002** | **For year ended 31 December 2001** | **For 3 month period ended 31 Decembe 2001** |
| Export sales | 909 | 241 | 627 | 149 | 800 | 233 | 537 | 117 |
| Domestic sales | 12.652 | 3.535 | 13.732 | 3.563 | 2.070 | 562 | 1.780 | 353 |
| **Total external revenue** | 13.561 | 3.776 | 14.359 | 3.712 | 2.870 | 795 | 2.317 | 470 |

### 3.7. Basic and diluted earnings per share

| Basic earnings per share (PLN) | For 12 months ended | For 3 months ended | For 12 months ended | For 3 months ended |
|---|---|---|---|---|
| | 31 December 2002 | 31 December 2002 | 31 December 2001 | 31 December 2001 |
| | | | | |
| Weighted average common stock outstanding | 420,177,137 | 420,177,137 | 420,177,137 | 420,177,137 |
| | | | | |
| For the period per share (PLN) | 1.02 | 0.17 | 0.89 | 0.10 |

There is no difference between the basic and diluted earnings per share.

### 3.8. Changes in contingent liabilities and risks after 31 December 2001

Description of contingent liabilities and risks has been presented in consolidated financial statements for the 6 months ended 30 June 2002. No significant changes of contingent liabilities and risks have occurred since the day of preparation of the consolidated financial statements for the 6 months ended 30 June 2002, apart form those presented below.

On 15 November 2002, based on the act on restructuring of some budget receivables from entrepreneurs, subsidiary – Rafineria Trzebinia S.A. – applied for the restructuring of budget receivables concerning VAT and excise duty for the period from June to December 1998, of total value of PLN 55 and liabilities resulting from interest charge of total value PLN 58. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions, stating the restructuring charge in the amount of PLN 5. At the date of preparation of these financial statements, a tax audit on similar case in Rafineria Trzebinia S.A. in relation to periods from 1999 to 2001 has been in progress and its results are not yet known. In case of sustaining similar qualifications, in the course of further proceeding, a risk of setting other amount of tax liabilities for the periods form 1999 to 2001 exists. In the Company's management view, considering strong merit background and obtained legal opinion, likelihood of an unfavourable result of the tax audit is low.

### 3.9. Subsequent events

There were no subsequent events after 31 December 2002 having material influence on the condensed consolidated financial statements.

### 3.10. Operating costs

| | **12 months ended** | **3 months ended** | **12 months ended** | **3 months ended** |
|---|---|---|---|---|
| | **31 December 2002** | **31 December 2002** | **31 December 2001** | **31 December 2001** |
| | **(unaudited)** | **(unaudited)** | | **(unaudited)** |
| | | | | |
| Raw materials and energy | 10,266 | 2,811 | 10,549 | 2,653 |
| Cost of goods bought for | | [illegible] | [illegible] | [illegible] |

| | | | | |
|---|---|---|---|---|
| External services | 1,483 | 459 | 1,405 | 458 |
| Payroll and benefits (staff costs) | 1,016 | 247 | 1,011 | 262 |
| Depreciation and amortisation | 1,160 | 301 | 1,086 | 278 |
| Taxes and charges | 282 | 67 | 252 | 31 |
| Other | 257 | 82 | 120 | 18 |
| | ------- | ------- | ------- | ------- |
| | | | | |
| Adjusted by: | | | | |
| Change in inventories, deferred and accrued costs | (143) | 51 | 294 | 211 |
| Internal costs capitalised | (64) | (16) | (50) | (30) |
| | ------- | ------- | ------- | ------- |
| Operating costs | 16,093 | 4,638 | 16,421 | 4,249 |
| | ======= | ======= | ======= | ======= |

**3.11. Transformation for International Financial Reporting Standards purposes**

The adjustments to the consolidated condensed financial statements prepared under Polish Accounting Standards (PAS) are set out below:

| | Net profit for 12 months ended 31 December 2002 | Net profit for 3 months ended 31 December 2002 | Net profit for 12 months ended 31 December 2001 | Net profit f 3 month: ended 31 Decemb 2001 |
|---|---|---|---|---|
| | (unaudited) | (unaudited) | | (unaudite |
| | | | | |
| PAS basis consolidated* | 486 | 110 | 366 | |
| | | | | |
| Distributions from profit | - | - | (3) | |
| Borrowing costs capitalisation, net of depreciation | (25) | (16) | 62 | |

| | | | | |
|---|---|---|---|---|
| IFRS treatment of negative goodwill | 8 | 2 | (17) | |
| Deferred tax on above | (17) | (21) | (10) | |
| Other | (13) | (1) | (11) | |
| | ------- | ------- | ------- | ---- |
| IFRS consolidated | 428 | 71 | 376 | |
| | ======= | ======= | ======= | ==== |

### 3.11. Transformation for International Financial Reporting Standards purposes (continue)

| | Net assets as of | |
|---|---|---|
| | 31 December 2002 | 31 December 2001 |
| | (unaudited) | |
| | | |
| PAS basis consolidated * | 7,934 | 7,501 |
| | | |
| Borrowing costs capitalisation, net of depreciation | 526 | 551 |
| CPN goodwill, net of amortisation | 72 | 83 |
| IFRS treatment of negative goodwill | (71) | (79) |
| Deferred tax on above | (140) | (123) |
| Other | 15 | 25 |
| | ------- | ------- |
| IFRS consolidated | 8,336 | 7,958 |
| | ======= | ======= |
| | | |
| | | |

* following changes in PAS introduced by the amended Accounting Act effective on 1 January 2002, the PAS figures for year 2002 were prepared under the new PAS rules; the comparative data for year 2001 has been restated using the new PAS rules and differs from previously published.

### 3.12. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company on 25 February 2003.

**Signatures of the Members of the Management Board**

.................................................................

**President** - Zbigniew Wróbel

................................................................. .................................................................

**Vice President** – Jacek Strzelecki **Vice President** – Slawomir Golonka

................................................................. .................................................................

**Vice President** – Janusz Wiœniewski **Vice President** – Andrzej Macenowicz

END







Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Re.4Q2002 IFRS (1)
Released 08:22 3 Mar 2003
Number 1766I



Current report No 15 dated 1st March 2003

## Financial Highlights

| PKN ORLEN Group | Q4 2001 | | Q4 2002 | | % change | | 2001 | | 2002 | | % ch |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Results according to IFRS | PLN m | USD m[1] | PLN m | USD m | PLN m | USD m | PLN m | USD m [1] | PLN m | USD m [1] | PLN m |
| Sales revenue | 4,297 | 1,053 | 4,703 | 1,175 | 9.4% | 11.6% | 17,038 | 4,157 | 16,828 | 4,123 | -1.2% |
| EBITDA[2] | 326 | 80 | 366 | 91 | 12.3% | 13.8% | 1,703 | 416 | 1,895 | 464 | 11.3% |
| Operating profit/(loss) | 48 | 12 | 65 | 16 | 35.4% | 33.3% | 617 | 151 | 735 | 180 | 19.1% |
| Financial expenses | 84 | 21 | 23 | 6 | -72.6% | -71.4% | 431 | 105 | 280 | 69 | -35.0% |
| Net profit (loss) | 40 | 10 | 71 | 18 | 77.5% | 80.0% | 376 | 92 | 428 | 105 | 13.8% |
| Net profit (loss) according to LIFO method | 343 | 84 | 126 | 31 | -63.4% | -63.1% | 751 | 183 | 222 | 54 | -70.5% |
| Operating cash flow | 408 | 100 | 445 | 111 | 9.1% | 11.1% | 2,112 | 515 | 1,292 | 317 | -38.8% |

1. The following average exchange rates were used for the conversion of the amounts denominated in USD: Q4 2001 – 4.08 PLN/USD; Q4 2002 – 4.00 PLN/USD; 2001 – 4.10 PLN/USD; 2002 – 4.08 PLN/USD.

2. EBITDA = OPERATING PROFIT + DEPRECIATION/AMORTISATION

- **In 2002, consumption of liquid fuels (gasolines and diesel oil) in Poland falls by 2.8%.** In 2002, high unemployment rate and persisting uncertainty regarding the future financial standing of households contributed to the limited increase in retail sales and consumer spending. Despite record low inflation, the purchasing power of salaries and wages declined.

- **Refining (Production + Wholesale):** 2002 saw a 38.7% increase in the result, attributable principally to the reduced variable cost and the adopted method of stocks valuation, accompanied by an uptrend in oil prices. The 2002 refinery margins stayed at around the 2001 figures.

- **Refining (Retail):** Aggressive marketing and promotional activities, increased expenses on the re-branding of service stations and intensification of the loyalty programmes. In 2002, the margin on non-fuel sales rose 27.9%, while the margin on fuel sales lost 2.0%.

- **Petrochemicals:** Robust 6.4% improvement in the 2002 financial result, attributable to the strong demand for petrochemicals and increased sales resulting from the intensified production of aromatics and greater supply of other petrochemicals were possible thanks to the uninterrupted operation of the production plants. In this segment, the volume of sales rose by 29.5%, and the exports by the Parent Undertaking surged by 58.6%.

- **Other Activities:** Increase in revenue and concurrent reduction of cost brought about a PLN 9m, or 25%,

- **Inland Premium:** 2002 saw a PLN 118m, or 19.9%, increase in the inland premium.

- **Result on Financial Activities:** Reduction of loss from PLN 98m in 2001 to PLN 7m in 2002 (disposal of equity interests, foreign exchange gains).

- **Net Profit:** PLN 428m, that is up by 13.8% over 2001, mainly as a result of higher profit on sales.

- **Operating Cash Flow:** Down by 38.8% on higher accounts receivable and stocks.

- **CAPEX:** Expenditure fell from PLN 1,424m in 2001 to PLN 948m in 2002. In 2002, capital expenditure was optimised following a change in the strategy which now concentrates on the most efficient investment projects.

***Jacek Strzelecki, Vice-President of the Board & CFO**: "In my opinion, our principal successes in 2002 was the maintainace the sound financial standing of PKN ORLEN and the diversification of crude oil supplies with our Russian partners, of long-term contracts securing supplies of the main raw material to PKN ORLEN. Moreover, in terms of cost, we took steps which added to our strong financial performance through the reduced variable production cost and lower prices for transport and support services brought to the market levels. The price-cutting actions were performed within the Capital Group and should be viewed as the beginning of the restructuring process in the Parent Company and in the PKN ORLEN Group.*

*At the end of 2002, PKN's debt was lower than at the beginning of the year, which attests to the stability of the Company's finances. The Fitch agency assigned to PKN long-term BBB rating and we expect the rating to be confirmed and maintained following the annual review. The relatively low debt under loans is a firm foothold for the implementation of investment projects relating to the network of service stations in northern Germany, while the selected method of financing petrochemical projects, to be jointly implemented with Basell, will allow us to avoid putting too much of a direct burden on PKN ORLEN's balance sheet. In 2003, PKN will restructure its debt with a view to extending maturity of its financial liabilities. The key elements of our strategy involve: the acquisition of a EUR 300–500m syndicated loan on the European banking market and a publicly issue of bonds on the Polish market.*

*2003 will see implementation of a comprehensive and far-reaching programme of review and strengthening of the management processes oriented towards the implementation of PKN ORLEN's strategy. A key element of the programme is the value management project which is now being launched at the PKN ORLEN Group. The new system is to integrate the existing management processes (strategic planning, budgeting, management reporting, assessment of and incentives for employees) around value creation, which thus is to become a basis for decision-making in our Company. Another task of utmost importance is the optimisation of operating expenses and changes in organisational and employment structures of the Group companies, scheduled for the second quarter of 2003. We expect this project to have measurable financial effects already in 2003 (with the full economies of scale achieved in 2005), but also to strengthen cost awareness and discipline throughout PKN ORLEN and enable implementation of effective tools for monitoring the discipline. As any company operating in the oil refining business, PKN is strongly exposed to the volatile external revenue and cost drivers. In this area, development of a risk management system, under way for several months now, will enable professional and effective execution of hedging strategies mitigating the volatility of the financial performance."*

**Slawomir Golonka, Vice-President of the Board, Sales Director**: *After more than three years of negotiations, in 2002 PKN ORLEN and Basell Europe Holdings N.V. established a joint venture for the production, sales and marketing oj plastics. Under relevant agreements the parties will each hold 50% interests in the joint venture. ORLEN will pay for its stake with a contribution in kind in the form of an organised part of an enterprise (the Polymer Unit) and plastics sales office, while Basell will contribute EUR 108.5m.*

*The new company's objectives will include:*

- *Construction of new polyolefin installations (a PP installation with an annual capacity oj 400,000 tonnes and a PE-HDPE installation with an annual capacity of 320,000 tonnes);*

- *Integration of the new company's sales network with Basell's sales network, which means the actual entry of Polish plastics on international markets.*

*With a joint annual capacity at 825,000 tonnes, the new company will be the market leader in Central and Eastern Europe. The integration into Basell's global sales network will open a number of new markets to the new company, thus ensuring high sales of plastics and securing the sale of monomers output by ORLEN.*

*In 2002, along with the preparations to the establishment of the new company, ORLEN was developing sales of plastics and recorded the highest ever sales volume on the Polish market (131,200 tonnes of LDPE and 114,600 tonnes of PP).*

*assets in order to comply with the anti-trust requirements of the German government. Having assessed the offer, ORLEN resolved to participate in the tender process, which was in line with the Company's strategy of expansion into new markets. ORLEN submitted its bid in July 2002, and after several months negotiations, on December 10th 2002, ORLEN's representatives concluded a preliminary agreement with BP concerning the takeover of a network of service stations located in Northern Germany (the Jewel Package). The selling price was EUR 140m for 494 service stations operating under three brands: BP, Aral and EM Eggert. The whole package represents approximately 3% of all service stations operating in Germany, or approximately 7% on regional markets. The 2002 sales volume for the acquired service stations totalled approximately 1.4 bn litres of fuels, or on average, 2.8m of litres per station. Under an agreement with the former owner (BP), all of the stations will be rebranded by the end of 2003. In accordance with the strategy developed by PKN ORLEN, service stations acquired in Germany will operate under two brands: Orlen (for the best service stations) and another brand, still to be chosen, in the case of the other stations. The rebranding CAPEX is estimated at approximately EUR 50m. At first, the network will be supplied primarily from German refineries. After a time, these supplies will be supplemented with fuel swaps with BP as well as supplies from Poland, which may enable the Company to generate additional wholesale margins and improve the results on fuel exports.*

*The VITAY Programme is a loyalty scheme for retail customers frequenting ORLEN service stations. The VITAY Programme was launched in Poland on February 14th 2001. As at December 31st 2002, the Programme covered almost 3.5m customers and 1,397 service stations, including 1,286 company-owned and 111 franchise stations. For each purchase under the Programme, customers earn points redeemable into VITAY gifts. Each zlotyspent on fuel is worth 2 points, while each zlotyspent on non-fuel products – 3 points. In December 2002, the next phase of building customer relations and strengthening customer loyalty was implemented. The VITAY Programme was enhanced with new brand prizes and offerings of ORLEN's partners. The new release of the VITAY Catalogue uses a new point calculation formula, designed to promote services offered at service stations (e.g. car-wash or vacuum cleaner).*

## Financials by Area of Activity

*Market Overview*

In the fourth quarter of 2002, average price of Brent oil stood at USD 26.83/bbl having gone up by USD 7.39/bbl (38.0%) in relation to the analogous period of the previous year. During Q4 2002, average market price for gasoline amounted to USD 266.43/tonne (a 44.0% increase in relation to Q4 2001). In the same period, a rise was also recorded in the diesel oil and Ekoterm market prices, by 21.5% and 27.6%, respectively. Quoted margin on gasoline went up by 69.0%, while margins on diesel oil and Ekoterm went down by 29.3% and 9.5%, respectively. In the petrochemicals segment, in Q4 2002 both market prices of and quoted margins on polyethylene and polypropylene increased compared with the Q4 2001 figures. Market prices of these products rose by 11.0% and 19.0%, respectively, and quoted margins by 36.1% and 8.0%, respectively. Refinery margins as calculated based on Brent prices quoted in Western Europe (according to PVM report) stayed around USD 1.87/bbl in Q4 of both 2002 and 2001. The U.S. dollar weakened against the Polish currency by 2.0% (from PLN 4.08/USD 1 in Q4 2001 to PLN 4.00/USD 1 in Q4 2002), while the euro strengthened by 9.3% (rise in the average exchange rate from PLN 3.66/EUR 1 in Q4 2001 to PLN 4.00/EUR 1 in Q4 2002). PKN ORLEN shares were quoted at PLN 18.21 per share in Q4 2002, slightly (1.1%) below the Q4 2001 figure.

***Refining (Production + Wholesale)***

| Refining (Production + Wholesale) | Q4 2001 | Q4 2002 | % change | 2001 | 2002 |
|---|---|---|---|---|---|

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Revenue, including: | 3,769 | 924 | 4,114 | 1,028 | 9.2% | 11.3% | 15,054 | 3,673 | 14,496 | 3,552 | -: |
| Revenue on sales to third parties | 2,724 | 668 | 2,714 | 678 | -0.4% | 1.5% | 10,468 | 2,554 | 9,443 | 2,314 | -! |
| Intra-company revenue | 1,045 | 256 | 1,400 | 350 | 34.0% | 36.7% | 4,586 | 1,119 | 5,053 | 1,238 | 1( |
| Cost and expenses | 3,613 | 886 | 3,975 | 993 | 10.0% | 12.1% | 14,483 | 3,534 | 13,704 | 3,358 | -! |
| **Result*** | **156** | **38** | **139** | **35** | **-10.9%** | **-7.9%** | **571** | **139** | **792** | **194** | **38** |
| Sales to third parties (thousand tonnes) | 2,922 | | 2,753 | | -5.8% | | 9,929 | | 9,763 | | -: |

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level .

The segment's financial result for the fourth quarter of 2002 was PLN 139m, while in the corresponding quarter of 2001 the result was PLN 156m. Such a decrease was caused by a 5.8% reduction in the volume of sales to third parties recorded in Q4 2002, the slide being even steeper (10.7%) in the case of light products. In terms of sales value, thanks to the market prices for fuels (gasolines, diesel oil and Ekoterm) higher in Q4 2002 than in Q4 2001, the Q4 2002 revenue was by nearly PLN 340m up on the corresponding figure for 2001. Simultaneously, cost and expenses rose by PLN 362m (10.0%) from Q4 2001. The rise may be attributed to the 38% increase in prices of Brent crude, from USD 19.44/bbl in Q4 2001 to USD 26.83/bbl in Q4 2002.

The 2002 result stood at PLN 792m, i.e. 38.7% above the 2001 figure. This was caused by a PLN 805m decrease (7.8%) in cost by type from 2001 to 2002, which exceeded the fall in sales (PLN 558m). This phenomenon is typical of the uptrend in product prices when the weighted-average method for stocks valuation is used. The sales volume for light products declined by 477,800 tonnes (7.4%). The fuel sales segment was negatively affected by the fuel black market, whose position is becoming increasingly stronger in the environment of economic slowdown in Poland. This problem most severely affects the LHO market. In 2001, the problem of prohibited use of Ekoterm continued, as the fuel was used for road transport purposes. Following the introduction of compliance statements by the Parent Company, sales of Ekoterm fell at the beginning of 2002.

*Refining (Retail)*

| **Refining (Retail)** | **Q4 2001** | | **Q4 2002** | | **% change** | | **2001** | | **2002** | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Results according to IFRS** | **PLN m** | **USD m[1]** | **PLN m** | **USD m** | **PLN m** | **USD m** | **PLN m** | **USD m[1]** | **PLN m** | **USD m[1]** | **PL** |
| Revenue, including: | 990 | 243 | 1,064 | 266 | 7.5% | 9.5% | 3,893 | 950 | 4,124 | 1,011 | ! |
| Revenue on sales to third parties | 988 | 242 | 1,062 | 265 | 7.5% | 9.5% | 3,891 | 949 | 4,118 | 1,009 | ! |
| Intra-company revenue | 2 | 0 | 2 | 0 | 0.0% | 0.0% | 2 | 0 | 6 | 1 | 20( |
| Cost and expenses | 917 | 225 | 1,096 | 274 | 19.5% | 21.8% | 3,784 | 923 | 4,119 | 1,009 | { |
| **Result*** | **73** | **18** | **-32** | **-8** | **n.a.** | **n.a.** | **109** | **27** | **5** | **1** | **95** |
| Sales to third parties (thousand tonnes) | 550 | | 539 | | -2.0% | | 2,095 | | 2,189 | | ‹ |

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

In Q4 2002 the segment incurred a loss of PLN 32m, while in the same period in 2001 the segment recorded a result of PLN 73m. The loss is mainly attributable to an increase in the segment's cost and expenses (up by 19.5%), including mainly the cost of rebranding and customer loyalty programmes (VITAY) at the Parent Undertaking's service stations. In Q4 these costs increased by PLN 40m and PLN 7m, respectively. The result of the segment was also affected by a drop in the domestic demand for fuels, which translated into a 2.0% drop in the volume of fuels sold to third parties. In the period under analysis the sales revenue increased by 7.5% as a result of a growth in the sales of non-fuel goods by PLN 40m and a retail price increase due to higher wholesale price. The volume of fuels sold under the VITAY programme increased from 376 m of litres to 475 m of litres. In Q4 2002 the share of fuels sales under the programme in the overall volume of retail sales amounted to 69%, an increase of 15 percentage points on Q4 2001.

After the first four quarters of 2002 the segment's result amounted to PLN 5m, with the corresponding figure in the

redeemed and delivered VITAY programme prizes (PLN 52m).

*Petrochemicals*

| Petrochemicals | Q4 2001 | | Q4 2002 | | % change | | 2001 | | 2002 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Results according to IFRS | PLNm | USDm[1] | PLNm | USDm | PLNm | USDm | PLNm | USDm[1] | PLNm | USDm[1] | PL |
| Revenue, including: | 768 | 188 | 1,171 | 293 | 52.5% | 55.9% | 3,428 | 836 | 4,166 | 1, 021 | 21 |
| Revenue on sales to third parties | 470 | 115 | 795 | 199 | 69.1% | 73.0% | 2,317 | 565 | 2,870 | 703 | 23 |
| Intra-company revenue | 298 | 73 | 376 | 94 | 26.2% | 28.8% | 1,111 | 271 | 1,296 | 318 | 16 |
| Cost and expenses | 824 | 202 | 1,114 | 278 | 35.2% | 37.6% | 3,240 | 791 | 3,966 | 972 | 22 |
| **Result*** | **-56** | **-14** | **57** | **14** | **n.a.** | **n.a** | **188** | **46** | **200** | **49** | **6** |
| Sales to third parties (thousand tonnes) | 411 | | 550 | | 33.7% | | 1,566 | | 2,028 | | 29 |

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

In Q4 2002, the segment's result amounted to PLN 57m, compared with a loss of PLN 56m recorded in Q4 2001. The segment's revenue increased by PLN 403m (up by 52.5%). The high sales result on petrochemicals in Q4 2002 as compared with Q4 2001 is attributable to the low demand for all petrochemicals in Q4 2001 which led to low commodity and delivery prices for those products in Poland under export sales. Q4 2002 saw a considerable increase in the demand for most of the petrochemicals, leading to an increase in quoted margins on polyethylene and polypropylene, respectively by 36.1% and 8.0%. Additionally, PKN ORLEN's production of aromatics increased in 2002. Moreover, the segment's Q4 2001 result was affected by the shutdown of the Ethylene Cracker II installation.

In 2002, the segment's result amounted to PLN 200m, an increase on the previous year of 6.4%.

*Other activities*

| Other activities | Q4 2001 | | Q4 2002 | | % change | | 2001 | | 2002 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Results according to IFRS | PLNm | USDm[1] | PLNm | USDm | PLNm | USDm | PLNm | USDm[1] | PLNm | USDm[1] | PL |
| Revenue, including: | 460 | 113 | 461 | 115 | 0.2% | 1.8% | 1,633 | 398 | 1,639 | 401 | C |
| Revenue on sales to third parties | 115 | 28 | 132 | 33 | 14.8% | 17.9% | 362 | 88 | 397 | 97 | 9 |
| Intra-company revenue | 345 | 85 | 329 | 82 | -4.6% | -3.5% | 1,271 | 310 | 1,242 | 304 | -2 |
| Cost and expenses | 509 | 125 | 472 | 118 | -7.3% | -5.6% | 1,597 | 390 | 1,594 | 391 | -C |
| **Result*** | **-49** | **-12** | **-11** | **-3** | **77.6%** | **75.0%** | **36** | **9** | **45** | **11** | **25** |
| Sales to third parties (thousand tonnes) | 44 | | 37 | | - 15.9% | | 111 | | 115 | | 4 |

*) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.

In addition to the companies whose business is energy production or provision of services to the Parent Undertaking, the "other activities" segment comprises 25 companies which were established chiefly as part of the restructuring process; the segment also includes Inowroclawskie Kopalnie Soli Solino SA., a salt mining company.

A PLN 11m loss was recorded on other activities, which represent a PLN 38m reduction of Q4 2001 loss. The reduction was attributable to a 7.3% fall in the cost and expenses, while no substantial changes were seen in the level of revenues.

In 2002, the segment's result was PLN 45m, while the previous year's figure was seen at PLN 36m. Improved results

## Financial Review

### *Profit and Loss Account*

During the fourth quarter of 2002, profit on sales totalled PLN 844m, increasing by PLN 224m (36.1%) from the analogous period of 2001. This figure is a result of the stronger growth of sales revenue, which increased by 9.5% (or PLN 406m), relative to the cost of sales, which grew by 4.9% (or PLN 182m). The increase in the sales revenue was driven mainly by higher sales of petrochemicals (up by PLN 325m or 69.1%). The high dynamics of the sales revenue is an effect of the low reference base of 2001, caused by the protracting overhaul of the Ethylene Cracker II and low market prices. In 4Q 2002, a PLN 96m rise in the sales of fuels (gasoline and diesel oil) was recorded over the corresponding period in 2001. The sales of goods for resale and materials also grew in 4Q 2002 relative to 4Q 2011 by PLN 210m (45.0%). In 4Q 2002, selling costs grew by PLN 175m (48.6%), to PLN 535m. This increase was seen across to the entire Capital Group, including the Parent Undertaking with its selling costs rising by PLN 100m, which was an effect of the rebranding process and loyalty programmes. During the fourth quarter of 2002, the Group saw a drop in its general and administrative expenses by PLN 16m, to PLN 216m. The above items permitted the Group to achieve an operating profit of PLN 65m, which represents a PLN 17m (35.4%) increase in relation to the corresponding quarter of the previous year.

Financial income realised in Q4 2002 totalled PLN 158m, meaning a PLN 66m increase over Q4 2001. At the same time, the Group recorded a PLN 61m (72.6%) drop in financial expenses. An improvement of the result on financial activity was due to the sale of LG Petro Bank SA shares for PLN 93m (pre-tax profit on the transaction was PLN 58m). In Q4 2002 the value of the Group's share in the result on financial activities of the undertakings consolidated with the equity method amounted to PLN 1m. In Q4 of 2002, the value of corporate income tax amounted to PLN 126m, meaning a PLN 103m increase in comparison to 4Q 2001. The increase in the tax liabilities was due to the higher pre-tax profit and an increase in the value of deferred tax on revaluation of deferred income tax provisions by PLN 77m (change in the income tax rate). As a result, in 4Q 2002, the Group recorded a net profit of PLN 71m representing a PLN 31m (77.5%) increase over 4Q 2001.

Following the four quarters of 2002, the net profit amounted to PLN 428m and was by PLN 52m (13.8%) higher than the 2001 net profit. The increase in profit was driven mainly by the increase in profit on sales, which in 2002 amounted to PLN 3,406m, representing a PLN 534m (18.6%) increase over 2001. A 1.2% drop in sales revenue (on the 2.8% drop in the domestic consumption of gasolines and diesel oil) and a 5.3% decrease in the cost of sales were recorded in the comparable periods. The fall in the cost of sales followed from lower costs of raw materials and energy used in 2002, including mainly a 1.8% lower cost of the crude oil used.

In addition, the 2002 net profit was reduced by PLN 25m – a result of the excess of depreciation write-offs over the balance of financial income and expenses attributable to investments during the period. In 2001, the balance of financial income and expenses attributable to investments during the period exceeded the value of depreciation write-offs, and as a result, the net profit increased by PLN 62m. In 2002, an adjustment was made to the deferred income tax provisions relating to the revaluation of the provision for the capitalisation of financial expenses. The expectations as to the tax rates in the future years were lower than the effective rates in 2003; as a result, the adjustment led to an increase in the relevant deferred tax.

### *Balance Sheet*

PLN 232m (higher depreciation write-offs in relation to the capital expenditure on fixed assets). As at the end of 4Q 2002, current assets grew from PLN 4,432m as at December 31st 2001 to PLN 5,290m. Main reasons behind the increase noted in current assets included a total increase of PLN 669m (30.4%) in all groups of stocks (including crude oil – by PLN 437m), and accounts receivable – by PLN 192m (9.8%).

As at the end of 4Q 2002, shareholders' equity amounted to PLN 8,336m, having increased by PLN 378m (4.7%) because of an increase in the retained profit brought forward. Following a PLN 817m decrease, the Group's long-term liabilities stood at PLN 1,410m. Short-term liabilities increased from PLN 3,803m as at December 31st 2001 to PLN 4,919m as at December 31st 2002. The changes in both groups of liabilities are mainly due to the reclassification of a USD 200m long-term loan to a short-term loan, the repayment of which is due in October 2003.

*Cash Flow*

In 4Q 2002, the Group disclosed operating cash flow of PLN 445m, representing a 9.1% increase in comparison to 4Q 2002. The main reasons for the increase in operating cash flow were: an increase in liabilities and accrued expenses (of PLN 123m), an increase in provisions (of PLN 109m), and a decrease in accounts receivable (of PLN 182m). On the other hand, an increase in stocks (of PLN 272m), mainly including stocks of crude oil, had a negative impact on the value of operating cash flow. Investing cash outflow went down from PLN 416m in 4Q 2001 to PLN 241m in 4Q 2002. The main reason for this drop was a PLN 76m fall in expenditure on tangible and intangible fixed assets, as well as a PLN 90m increase in proceeds from sale of marketable assets (disposal of LG Petro Bank SA shares for over PLN 90m). The Group recorded PLN 183m in financing cash outflow, which represents a PLN 111m increase in comparison to 4Q 2001. This was mainly due to lower inflows on borrowings and loans (by PLN 112m).

Following the four quarters of 2002, operating cash flow amounted to PLN 1,292m, representing a 38.8% drop in comparison to the previous year. The fall in the cash flow was chiefly a result of the increased stocks (change in the structure of compulsory fuel stocks) and semi-products for fuel production, in connection with a Hydrocracker overhaul shutdown scheduled for 2Q 2003. The decrease in operating cash flow was caused by an increase in accounts receivable resulting from higher product prices, higher accounts receivable on excise tax and higher investment prepayments classified as accounts receivable.

Despite a decrease in operating cash flow, the financial debt was lower than at the beginning of the year, which is a proof of the Group's sound financial standing.

## APPENDIX 1

**PKN ORLEN CAPITAL GROUP**

**CONSOLIDATED PROFIT AND LOSS ACCOUNT (ISFR)**

**FOR THE PERIODS OF 12 AND 3 MONTHS**

**ENDING AS AT DECEMBER 31ST 2002 AND DECEMBER 31ST 2001**

**(PLNm)**

| ITEM | Q4 2001 | Q4 2002 | % Change | 2001 | 2002 | % Change |
|---|---|---|---|---|---|---|
| | | | | | | |
| **Sales revenue** | 4,297 | 4,703 | 9.5% | 17,038 | 16,828 | -1.2% |
| | | | | | | |
| Cost of sales | 3,677 | 3,859 | 4.9% | 14,166 | 13,422 | -5.3% |
| | | | | | | |
| **Profit (loss) on sales** | **620** | **844** | **36.1%** | **2,872** | **3,406** | **18.6%** |
| | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| General and administrative expenses | 232 | 216 | -6.9% | 829 | 891 | 7.5% |
| Other net operating income (expenses) | 20 | -28 | n.a | 78 | -38 | n.a |
| | | | | | | |
| **Operating profit (loss)** | **48** | **65** | **35.4%** | **617** | **735** | **19.1%** |
| | | | | | | |
| Financial income | 92 | 158 | 71.7% | 333 | 273 | -18.0% |
| Financial expenses | 84 | 23 | -72.6% | 431 | 280 | -35.0% |
| Share in profit (loss) of undertakings consolidated with equity method | 0 | 1 | - | 25 | 13 | -48.0% |
| | | | | | | |
| **Pre-tax profit (loss)** | **56** | **201** | **258.9%** | **544** | **741** | **36.2%** |
| | | | | | | |
| Corporate income tax | 23 | 126 | 447.8% | 153 | 283 | 85.0% |
| Profit (loss) attributable to minority interests | -7 | 4 | n.a | 15 | 30 | 100.0% |
| | | | | | | |
| **Net profit (loss)** | **40** | **71** | **77.5%** | **376** | **428** | **13.8%** |

APPENDIX 2

PKN ORLEN CAPITAL GROUP

CONSOLIDATED BALANCE SHEET (IFSR)

AS AT DECEMBER 31 ST 2002 AND DECEMBER 31 ST 2001

(PLNm)

| ITEM | Dec 31 2001 | Dec 31 2002 | % Change |
|---|---|---|---|
| | | | Sep/Dec |
| **ASSETS** | | | |
| **Fixed assets** | | | |
| Tangible fixed assets | 9,321 | 9,089 | -2.5% |
| (Negative) goodwill | -264 | -236 | -10.6 |
| Intangible fixed assets | 108 | 107 | -0.9% |
| Assets available for sale | 584 | 601 | 2.9% |
| Shares and equity interests in undertakings consolidated with equity method | 186 | 199 | 7.0% |
| Deferred tax assets | 15 | 28 | 86.7% |
| Other fixed assets | 1 | 15 | 1400.0% |

| | | | |
|---|---|---|---|
| **Total fixed assets** | **9,951** | **9,804** | -1.5% |
| **Current assets** | | | |
| Stocks | 2,199 | 2,868 | 30.4% |
| Accounts receivable | 1,951 | 2,143 | 9.8% |
| Short-term securities | 11 | 5 | -54.5% |
| Prepayments | 68 | 56 | -17.6% |
| Cash and cash equivalents | 203 | 218 | 7.4% |
| **Total current assets** | **4,432** | **5,290** | 19.4% |
| | | | |
| **Total assets** | **14,383** | **15,093** | 4.9% |
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | | |
| **Shareholders' equity** | | | |
| Share capital | 525 | 525 | 0.0% |
| Reserve funds | 1,174 | 1,174 | 0.0% |
| Revaluation capital reserve | 859 | 859 | 0.0% |
| (Accumulated loss)/retained profit brought forward | 5,400 | 5,778 | 7.0% |
| **Total shareholders' equity** | **7,958** | **8,336** | 4.7% |
| | | | |
| **Minority interests** | **395** | **428** | 8.4% |
| | | | |
| **Long-term liabilities** | | | |
| Loans and borrowings | 1,261 | 402 | -68.1% |
| Provisions and accruals and deferred income | 601 | 576 | -4.2% |
| Deferred income tax provisions | 365 | 432 | 18.4% |
| **Total long-term liabilities** | **2,227** | **1,410** | -36.7% |
| **Short-term liabilities** | | | |
| Liabilities and accrued expenses | 2,291 | 2,743 | 19.7% |
| Loans and borrowings | 1,502 | 2,161 | 43.9% |
| Deferred income | 10 | 15 | 50. |

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re.4Q2002_PAS_IFRS_LIFO |
| **Released** | 08:26 3 Mar 2003 |
| **Number** | 1770I |



Current Report 16/2003 dated 3rd March 2003

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 4Q 2002 and after 4Q2002.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

| | 4Q 2002 | After 4Q 2002 | 4Q 2001 |
|---|---|---|---|
| PKN ORLEN's unconsolidated gross profit under PAS | 300 | 320 | 436 |
| PKN ORLEN's unconsolidated net profit under PAS | 167 | 180 | 309 |
| Consolidated gross profit under PAS | 294 | 461 | |
| Consolidated net profit under PAS | 165 | 273 | |
| Consolidated gross profit under IFRS | 277 | 424 | |
| Consolidated net profit under IFRS | 126 | 222 | |

* These figures are different from the previously released to make them comparable with these for 4Q 2002.

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in current report no 29/2002 dated 21st May 2001.

*About PKN ORLEN S.A.*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil*



Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Holding in PKN ORLEN |
| **Released** | 15:57 14 Mar 2003 |
| **Number** | 7723I |



**Current report No 17/2003 dated 14 March, 2003**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by the Bank of New York decreased by 2.01% from **61,779,572** (**14.70%** of votes at the General Shareholders' Meeting as reported on November 22, 2002) to **53,336,068** shares (**12.69%** of votes at the General Shareholders' Meeting as of March 12, 2002).

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END





| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. ORLEN Transport Olsztyn |
| **Released** | 16:00 14 Mar 2003 |
| **Number** | 7727I |



## Current report no 18/2003 dated 14 March 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 7 March 2003 by a District Court in Olsztyn (Poland) of the initial capital increase in ORLEN Transport Olsztyn Sp. z o.o. ("ORLEN Transport Olsztyn").

The initial capital of ORLEN Transport Olsztyn was raised by PLN 2,324,000.00 from PLN 6,139,600.00 to PLN 8,463,600.00. The amount of PLN 2,324,000.00 was covered by a contribution-in-kind from PKN ORLEN (book value PLN 1,521,518.96).

All 84,636 shares are voting shares.

As a result of the capital increase PKN ORLEN increased its stake in ORLEN Transport Olsztyn from 92.30 per cent to 94.41 per cent of the total shares.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. EGM of Shareholders |
| **Released** | 07:47 18 Mar 2003 |
| **Number** | 8522I |



**Current report 19/2003 dated 18 March 2003**

**Agenda for the Extraordinary General Meeting of Shareholders of PKN ORLEN SA.**

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby publishes the agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN to be held on 17 April 2003. The Meeting shall commence at 10.00 CET in Plock (Poland) at the following address:

**Centrum Edukacji Grupa ORLEN**

**ul. Kobylińskiego 25**

**Hall B**

Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN:

1. Opening;
2. Election of the Chairman of the meeting;
3. Affirmation of the legality of the meeting ;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Giving an assent to sale or lease of the organised parts of the Company and establishment of the limited property law;
7. Amendments to the Company's Articles of Association;
8. Changes to the principles of remuneration of the Supervisory Board of PKN ORLEN;
9. Completion of the composition of the Supervisory Board of PKN ORLEN;
10. Closure of the Extraordinary General Meeting of Shareholders.

Pursuant to the art. 402 § 2 of the Code of Commercial Companies, PKN ORLEN hereby publishes proposed amendments to the Company's Articles of Association:

The Company's business undertakings are:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);

2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;

3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;

4. conducting transportation activity with road, rail, sea and pipeline transport;

5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;

6. providing services connected with the Company's scope of business, in particular:

a. sea and land reloading;
b. fuels and gases purification, including leading, dyeing, adding of the components;

1. buy-out, turnover and processing of used oils and other chemical waste;
2. generation, transmission and turnover of electric and heat power;
3. carrying out the overhaul of machinery within the scope of business, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transportation;
4. metal production and plastic processing;
5. running of fuel stations, coffee-shops, restaurants and hotels;
6. conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;
7. running educational activity, conducting vocational schools as well as social and living activities.

<u>to be replaced with the following:</u>

*"The Company's business undertakings are:*

1. *crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);*

2. *conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;*

3. *conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;*

4. *conducting transportation activity with road, rail, sea and pipeline transport;*

5. *warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;*

6. *providing services connected with the Company's business activities, in particular:*

   *a)sea and land reloading;*

   *b)fuels and gases purification, including leading, dyeing, adding of the components;*

7. *buy-out, turnover and processing of used oils and other chemical waste;*
8. *generation, transmission and turnover of electric and heat power;*
9. *carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;*

12. *conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;*
13. *running educational activity, conducting vocational schools as well as social and living activities;*

1. *Conducting book-keeping and accounting activities as well as activities connected with data building and data processing.*

**1. <u>§ 3 item 3 as below:</u>**

"The Company's capital can be increased on the basis of a resolution of the General Meeting of Shareholders allowing the issue of new bearer or registered shares or increasing the nominal value of the existing shares.

The share capital can also be raised directly from profits, from supplementary capital or the Company's other capital."

<u>to be replaced with the following</u>:

*"The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares. The General Meeting of Shareholders can raise initial capital either from supplementary capital or other capital from profits, if such capital can be utilised for that purpose in accordance with the provisions of the Code of the Commercial Companies and the Articles of Association."*

**2. <u>§ 3 item 4 to be added as below:</u>**

*"The Company can purchase its own shares in accordance with and upon the provisions of the Code of Commercial Companies."*

**3. <u>§ 7 item 7 point 8 to be deleted:</u>**

"Passing resolutions on approving sale of property / real estate, whose net book value exceeds one twentieth of the initial capital."

**4. <u>§ 7 item 7 point 11 as below:</u>**

"Passing resolutions on the redemption of shares and buying shares in order to redeem as well as establishing the principles of their redemption."

<u>to be replaced with the following</u>:

*"The Company's shares can be redeemed, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders."*

**5. <u>In §7 item 7 numeration of paragraphs changes as below</u>:**

point 9 to become point 8;

point 10 to become point 9;

point 11 to become point 10;

point 12 to become point 11;

point 13 to become point 12.

**6. <u>In §7 item 7a to be added as below:</u>**

*"Purchase and sale of property or a share in such property, regardless of its value, is not subject to a resolution of the General Meeting of Shareholders, with the restriction that such purchase or sale of property or a share in such property, whose net book value exceeds one twentieth of the Company's initial capital, is a subject to a resolution of the Supervisory Board."*

"Members of the Supervisory Board are appointed for three years. Individual members of the Supervisory Board as well as whole Supervisory Board can be removed on any day before the expiry of their term of office"

to be replaced with the following:

*1. "Members of the Supervisory Board are appointed for a five-year common term of office*

*2. Individual members of the Supervisory Board, or the whole Supervisory Board, can be removed at any time prior to the end of term of office for serious reasons*

*3. Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003, turn, starting from that day, into a common term of office, which becomes prolonged from three to five years with a commencement day of such common term as at 14 May 2001."*

**8. § 8 item 9 as below:**

1. "With the restriction to point 2 of this item, the resolutions of the Supervisory Board are passed with an absolute majority of the votes cast in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".

2. In order to remove individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."

to be replaced with the following:

1. *"The Supervisory Board can pass resolutions if at least half of its members participates in the session.*

2. *With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication, and members of the Supervisory Board can also participate in passing resolutions through voting in writing and passing their votes through another member of the Supervisory Board.*

3. *With the restriction of to point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".*

4. *In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."*

**1. § 8 item 11 point 13 as below:**

"Giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital."

to be replaced with the following:

*"giving assent, following Management Board motions, to sell or purchase property or a share in such property, whose net book value exceeds one twentieth of the initial capital"*

**2. § 8 item 11 point 14 as below to be deleted:**

"Giving assent on the Management Board motion, to purchase property / real estate or share in such property / real estate, whose value according to the purchase net price exceeds one fortieth of the initial capital."

**3. § 8 item 12a to be added as below:**

*"In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action."*

**4. § 9 item 2 as below:**

"The Company's representing party in contracts between the Company and the members of the Management Board including contracts of employment is the Supervisory Board"

to be replaced with the following:

*"The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution."*

**5. § 9 item 3 as below:**

1. "The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all the Management Board may be recalled at any time before their term of office expires.

2. The Supervisory Board may suspend the President, Vice-Presidents, individual members and all Management Board in their activities for serious reasons."

to be replaced with the following:

1. *"Members of the Management Board are appointed for a five-year common term of office.*

2. *The President, Vice-Presidents and other members of the Management Board, and the whole Management Board, can be suspended or removed at any time prior to the end of term of office for serious reasons.*

3. *Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from that day, into a common term of office, which becomes prolonged from three to five years with a commencement day of such common term as at 8 February 2002."*

**1. § 9 item 5 as below:**

"The Management Board passes organizational by-laws of the Company's undertaking."

to be replaced with the following:

*"The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.*

*Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive."*

**2. § 9 item 7 as below:**

"Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the ordinary board, which will be specified in the Constitution of the Management Board.

2. Sale of property / real estate or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.

3. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price does not exceed one fortieth of the initial capital.

4. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price exceeds one fortieth of the initial capital. The purchase will only take place after prior approval of the Supervisory Board."

*"Matters to be regulated through resolution of the Management Board:*

1. *All matters going beyond competence of the daily management, which will be specified in the Constitution of the Management Board.*
2. *Sale of purchase of property / real estate or share in such property / real estate."*

Participation in the Extraordinary General Meeting of Shareholders is permitted for those holding certificates, issued by a brokerage house or a bank managing a securities account, stating the number of shares owned and confirming that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 9 April 2003 inclusive at the Legal Office - room 203, Company Headquarters in Plock, Chemików St. 7, between 7.30 a.m. and 4 p.m.

Voting can be performed either personally or through a power of attorney. Representatives of legal persons should submit the relevant copy of a court register defining the persons entitled to represent such legal persons.

A week before the Meeting, copies of the materials concerning cases and matters listed in the agenda and materials concerning the Meeting, to the extent required by Law, will be made available to Shareholders at the reception of the Company's Headquarters in Plock, Chemików St. 7. between 8 a.m. and 3 p.m

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting. Registration of shareholders and distribution of voting cards will begin at 9.00 a.m. in front of the meeting hall.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END







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| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. ORLEN's Supervisory Board |
| **Released** | 18:22 27 Mar 2003 |
| **Number** | 3200J |



**Current report No 20/2003 dated 27th March 2003**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has today received a note informing it the company that on 25th March 2003 the Polish State Treasury dismissed Mr Grzegorz Mroczkowski from the his position of on the Supervisory Board of PKN ORLEN. At the same time the State Treasurye appointed Mr Jacek Bartkiewicz to take the the position of a member of the Supervisory Board of PKN ORLEN. The decision was taken under the provisions of the Articles of Association of PKN ORLEN (§ 8, item 1). The Supervisory Board is now construed consists of eight members.

Mr Jacek Bartkiewicz, 48, graduated from the Faculty of Economics at of the Warsaw School of Economics (SGH). He has a Ph.D degree in Economic Sciences from the School of Social Sciences. Between 1990-1994 he held the position of a director at the Warsaw office of Bank Slaski, and to later becoame a director of the Warsaw Region of Bank Slaski. In 1996-1997 Mr Bartkiewicz held the post of Board Member of Bank Slaski. In 1997 he was entrusted with the post of Vice-President of the Bank Slaski, which he held until 2001. Before he was appointed to the post of He has been the CEO ofat Bank Gospodarki Zywnosciowej ¯ywnosciowej since in September 2002 he had been the Under-secretary of State at the Ministry of Finance where he was responsible for the national economy, regional policy and agriculture.

Other posts held by Mr Bartkiewicz:

1999-2001 – Chairman of the Supervisory Board of BSK Brokerage House;

2000-2001 – Board member of the Polish Banks Association;

2000-2001 – Vice-Chairman of the Supervisory Board of Silesia Mortgage Bank;

2001-2002 – Vice-Chairman of the Insurance Pension Fund Supervisory Commission

2001-2002 – Vice-Chairman of the Banking Supervision Commission.

Currently Mr Jacek Bartkiewicz serves as the CEO at Bank Gospodarki Zywnosciowej.

The nNewly elected member of the Supervisory Board is not involved in any activity competingtive with PKN ORLEN and is not a partner of in any competingtive company. He is not a member of any board of a competingtive capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

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| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. ORLEN Capital Group |
| **Released** | 16:46 28 Mar 2003 |
| **Number** | 3783J |



## Current report 21 dated 28th March 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration of ORLEN Laboratorium, a limited liability company with its head office in Plock, on the 13th February 2003 by a District Court in Warsaw (Poland). PKN ORLEN owns 100 per cent of the shares, which have a par value PLN 500 each. Each share is a voting share.

The shares in ORLEN Laboratorium were paid for by PKN ORLEN in the form of a:

- cash contribution of PLN 3,000,000;
- contribution-in-kind with a value PLN 6,915,000.

The company specialises in providing laboratory services and research and development work.

The Management Board of ORLEN Laboratorium consists of 2 members, one of whom was a PKN ORLEN employee as at 31st September 2002.

The shares owned by PKN ORLEN comprise 100 per cent of the initial capital of ORLEN Laboratorium. The cash contribution was financed from PKN ORLEN's equity.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*


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Announcement Details

| Company | Headline | Embargo | Last Update |
|---|---|---|---|
| Polski Koncern Naftowy Orlen S.A. | EGM - Draft Resolutions | | 15:46 1 Apr 03 |

Full Announcement Text

---

**Current report no 22/2003 dated 1st April 2003**

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's larges
company hereby publishes the draft resolutions to be passed at the Extraordinary Genera
Shareholders on 17th April 2003:

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding appointment of the Chairman of the Extraordinary General Meeting of**

**§ 1**

Acting under Article 409, § 1 sentence 1 of the Commercial Companies Code and with
the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A., the Extra
Meeting of Shareholders of PKN ORLEN S.A. hereby elects .............................. to tl
Chairman of the Extraordinary General Meeting of Shareholders.

**§ 2**

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the Agenda of the Extraordinary General Meeting of Shareholders**

**§1**

The Extraordinary General Meeting of Shareholders hereby approves the following agend

1. Opening;
2. Election of the Chairman of the meeting;
3. Affirmation of the legality of the meeting ;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Giving an assent to sale or lease of the organised parts of the Company and establi limited property law;
7. Amendments to the Company's Articles of Association;
8. Changes to the principles of remuneration of the Supervisory Board of PKN ORLEN
9. Completion of the composition of the Supervisory Board of PKN ORLEN;
10. Closure of the Extraordinary General Meeting of Shareholders.

**§ 2**

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding election of the Vote Counting Commission**

§ 1

Acting under § 8 of the Constitution of the Extraordinary General Meeting of Shareholder: SA, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. here following members of the Vote Counting Commission:

- ......................
- ......................
- ......................

**§ 2**

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the sale of the Company's self-operating property**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, i the Company's Articles of Association, the Extraordinary General Meeting of Share ORLEN hereby gives its assent to the sale of the following property comprising part properties of the Company:

1. Oil Products Storage Facility No 12 in Brzeg;

2. Oil Products Storage Facility No 6 in Gliwice;

**§ 2**

The sale can be executed through a tender at a price not lower than 50 per cent of the m

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2 executed through tendered offers after prior settlement of price and procedures by t Board.

§ 4

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the sale and lease of the property comprising part of the Bitumen Plant**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, i the Company's Articles of Association, the Extraordinary General Meeting of Share ORLEN hereby gives its assent to the sale and lease of property comprising part of the B being a self-operating part of the Company. The sale and lease is subject to the following

a. sale of self-operating part of the Company (including but not limited to properties, pl equipment) shall be executed at a price which is not lower than the value calculated net assets value method

b. lease of the property and other plant and equipment shall be executed based on a r 102 per cent of depreciation in case of property currently undergoing depreciation a depreciation for already depreciated property additionally charged with the the prope for the right of use for a duration of 99 years, and cost of utilities;

c. the payment term of a lease rent equals 30 days.

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the establishment of easement appurtenant through the self-operating pa Company in Kielce**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, i the Company's Articles of Association, the Extraordinary General Meeting of Share ORLEN hereby gives its assent to the establishment of easement appurtenant (necess every present and future owner of the plot no 376/3 and located in the city of Kielce at ul. easement appurtenant shall be established on and with regard to the plot no 375/8, wl PKN ORLEN (part of Oil Products Storage Facility No 1 in Kielce)

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the establishment of easement appurtenant through the self-operating pa Company in Stobieck Szlachecki**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, i the Company's Articles of Association, the Extraordinary General Meeting of Share ORLEN hereby gives its assent to the establishment of free of charge easement appu wheel passage) through plot no 111/5 located in Stobieck Szlachecki, county of £adzice, for every present and future owner of the following plots: no 111/3, 112/9, 112/10, 112/1

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the establishment of easement appurtenant through the self-operating pa Company in Dreglin**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, itei the Company's Articles of Association, the Extraordinary General Meeting of Shareholder: ORLEN hereby gives its assent to the establishment of free of charge easement appurten present and future owner of the plot no 194/4, which is registered in the land and mortgag KW 31771 and the plot no 196/22, which is registered in the land and mortgage book und The easement appurtenant guarantees to the above-mentioned plots' owners free foot an through the property made of plots no 194/3 and 196/23 situated along the boundaries of 194/4 and 196/22 and located in Dreglin, county of Glinojeck and owned by PKN ORLEN 14234/2002 as of 20th December 2002)

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding change in the Company's Articles of Association**

**§ 1**

In accordance with the Code of Commercial Companies (art. 430 §1 ) and the Articles of /
item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. ir
following change to the Company's Articles of Association:

**§ 2 item 2 as below:**

The Company's business undertakings are:

1. crude oil processing and production of semi-finished petroleum products (refinery ar petrochemicals);

2. conducting commercial activity within domestic and foreign markets on its own acco and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale vehicles as well as components and accessories for them, sale of manufactured goc products;

3. conducting research, design, development, civil engineering, manufacturing works c account and on a commission basis, within the activities connected with processing, branding, turnover of solid, liquid and gas fuels and chemical products derivatives a: rail, sea and pipeline transport;

4. conducting transportation activity with road, rail, sea and pipeline transport;

5. warehousing and storage of crude oil and liquid fuels as well as creating and mainta provisions in compliance with rules specified in adequate regulations;

6. providing services connected with the Company's scope of business, in particular:

a. sea and land reloading;
b. fuels and gases purification, including leading, dyeing, adding of the components;

1. buy-out, turnover and processing of used oils and other chemical waste;
2. generation, transmission and turnover of electric and heat power;
3. carrying out the overhaul of machinery within the scope of business, in particular ref petrochemical plants, fuel tanks, fuel stations and means of transportation;
4. metal production and plastic processing;
5. running of fuel stations, coffee-shops, restaurants and hotels;
6. conducting capital investment activity, in particular buying and trading of shares and home and foreign markets;
7. running educational activity, conducting vocational schools as well as social and livi

is given the following wording:

*"The Company's business undertakings are:*

1. *crude oil processing and production of semi-finished petroleum products (refinery ar petrochemicals);*

2. *conducting commercial activity within domestic and foreign markets on its own acco on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of n vehicles as well as components and accessories for them, sale of manufactured goc products;*

3. *conducting research, design, development, civil engineering, manufacturing works c account and on a commission basis, within the activities connected with processing, branding, turnover of solid, liquid and gas fuels and chemical products derivatives a: rail, sea and pipeline transport;*

4. *conducting transportation activity with road, rail, sea and pipeline transport;*

5. *warehousing and storage of crude oil and liquid fuels as well as creating and mainta provisions in compliance with rules specified in adequate regulations;*

6. *providing services connected with the Company's business activities, in particular:*

   *a) sea and land reloading;*

   *b) fuels and gases purification, including leading, dyeing, adding of the components,*

7. *buy-out, turnover and processing of used oils and other chemical waste;*
8. *generation, transmission and turnover of electric and heat power;*
9. *carrying out the overhaul of machinery within the scope of business activity, in partic petrochemical plants, fuel tanks, fuel stations and means of transport;*
10. *metal production and plastic processing;*
11. *running of fuel stations, coffee-shops, restaurants and hotels;*
12. *conducting capital investment activity, in particular buying and trading of shares and home and foreign markets;*
13. *running educational activity, conducting vocational schools as well as social and livi*
14. *Conducting book-keeping and accounting activities as well as activities connected w and data processing."*

**§ 2**

The resolution comes into effect on condition that resolutions of the Extraordinary Ge Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding change in the Company's Articles of Association**

**§ 1**

In accordance with the Code of Commercial Companies (art. 430 §1 ) and the Articles of ε
item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. in
following changes to the Company's Articles of Association:

1. **§ 3 item 3 as below:**

"The Company's capital can be increased on the basis of a resolution of the Ge
Shareholders allowing the issue of new bearer or registered shares or increasing t
of the existing shares.

The share capital can also be raised directly from profits, from supplementa
Company's other capital."

is given the following wording:

*"The Company's initial capital can be raised through an issuance of new shares or t
increase of the nominal value of existing shares. The General Meeting of Sharehold
initial capital either from supplementary capital or other capital from profits, if such c
utilised for that purpose in accordance with the provisions of the Code of the Comm
and the Articles of Association."*

2. **§ 3 item 4 to be added as below:**

*"The Company can purchase its own shares in accordance with and upon the provi
of Commercial Companies."*

3. **§ 7 item 7 point 8 to be deleted:**

"Passing resolutions on approving sale of property / real estate, whose net book v
twentieth of the initial capital."

4. **§ 7 item 7 point 11 as below:**

"Passing resolutions on the redemption of shares and buying shares in order to re
establishing the principles of their redemption."

is given the following wording:

*"The Company's shares can be redeemed, unless the Code of Commercial Co
Articles of Association state that such redemption of shares can be done without
resolution by the General Meeting of Shareholders."*

5. **In §7 item 7 numeration of paragraphs changes as below:**

point 9 to become point 8;

point 10 to become point 9;

point 11 to become point 10;

point 12 to become point 11;

point 13 to become point 12.

6. **In §7 item 7a to be added as below:**

*"Purchase and sale of property or a share in such property, regardless of its value, . resolution of the General Meeting of Shareholders, with the restriction that such pι property or a share in such property, whose net book value exceeds one twentieth initial capital, is a subject to a resolution of the Supervisory Board."*

7. **§ 8 item 3 as below:**

"Members of the Supervisory Board are appointed for three years. Individual membe Supervisory Board as well as whole Supervisory Board can be removed on any day of their term of office"

is given the following wording:

*1. "Members of the Supervisory Board are appointed for a five-year common term o*

*2. Individual members of the Supervisory Board, or the whole Supervisory Board, c any time prior to the end of term of office for serious reasons*

*3. Terms of office of individual Supervisory Board members with a mandate o registration of the changes to the Articles of Association, passed in a form of a Extraordinary General Meeting of Shareholders on 17 April 2003, turn, starting fro common term of office, which becomes prolonged from three to five years with a co of such common term as at 14 May 2001."*

8. **§ 8 item 9 as below:**

1. "With the restriction to point 2 of this item, the resolutions of the Supervisory Board a an absolute majority of the votes cast in the presence of at least half of the member Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".

2. In order to remove individual or all members of the Management Board during their least two-thirds of all members of the Supervisory Board need to vote "for" the resol

is given the following wording:

1. *"The Supervisory Board can pass resolutions if at least half of its members participa session.*

2. *With the restriction to the provisions of the Code of Commercial Companies, resolut Supervisory Board can be passed in writing or with the use of direct means of remot communication, and members of the Supervisory Board can also participate in pass through voting in writing and passing their votes through another member of the Sup*

3. *With the restriction of point 4 of this item, resolutions of the Supervisory Board are p absolute majority of the votes cast, in the presence of at least half of the members o Board, while the votes cast mean votes "for", "against" and "abstain".*

4. *In order to recall or suspend individual or all members of the Management Board du*

1. **<u>§ 8 item 11 point 13 as below:</u>**

"Giving assent, following Management Board motions, to sell property / real estate c
property / real estate, whose net book value does not exceed one twentieth of the in

is given the following wording:

*"giving assent, following Management Board motions, to sell or purchase property (
property, whose net book value exceeds one twentieth of the initial capital"*

2. **<u>§ 8 item 11 point 14 as below to be deleted:</u>**

"Giving assent on the Management Board motion, to purchase property / real estate
property / real estate, whose value according to the purchase net price exceeds one
initial capital."

3. **<u>§ 8 item 12a to be added as below:</u>**

*"In the event that the Supervisory Board does not give assent to perform a c
Management Board may address the General Meeting of Shareholders to pass a
gives assent to perform such action."*

4. **<u>§ 9 item 2 as below:</u>**

"The Company's representing party in contracts between the Company and the
Management Board including contracts of employment is the Supervisory Board"

is given the following wording:

*"The party representing the Company in contracts between the Company and the
Management Board, including contracts of employment, is the Supervisory Board
represented by two of its members appointed by a resolution."*

5. **<u>§ 9 item 3 as below:</u>**

1. "The Management Board term of office lasts three years. President, Vice-Presidents
members and all the Management Board may be recalled at any time before their te
expires.

2. The Supervisory Board may suspend the President, Vice-Presidents, individual men
Management Board in their activities for serious reasons."

is given the following wording:

1. *"Members of the Management Board are appointed for a five-year common term of*

2. *The President, Vice-Presidents and other members of the Management Board, and
Management Board, can be suspended or removed at any time prior to the end of te
serious reasons.*

3. *Terms of office of individual Management Board members with a mandate on the da
registration of the changes to the Articles of Association passed in a form of a resolu*

*common term of office, which becomes prolonged from three to five years with a coı of such common term as at 8 February 2002."*

**1. § 9 item 5 as below:**

"The Management Board passes organizational by-laws of the Company's undertak

is given the following wording:

*"The President of the Management Board manages the work of the Manageı President's specific rights are defined in the Constitution of the Management Board.*

*Resolutions of the Management Board are passed by an ordinary majority. In tł numbers of votes, the President's vote is decisive."*

**2. § 9 item 7 as below:**

"Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the ordinary board, which will be specified i Constitution of the Management Board.
2. Sale of property / real estate or share in such property / real estate, whose net book exceed one twentieth of the initial capital. The sale will only take place after prior ap Supervisory Board.
3. Purchase of property / real estate or share in such property / real estate, whose valı purchase net price does not exceed one fortieth of the initial capital.

4. Purchase of property / real estate or share in such property / real estate, whose v purchase net price exceeds one fortieth of the initial capital. The purchase will onl prior approval of the Supervisory Board."

is given the following wording:

*"Matters to be regulated through resolution of the Management Board:*

1. *All matters going beyond competence of the daily management, which will be specit Constitution of the Management Board.*
2. *Sale of purchase of property / real estate or share in such property / real estate."*

§ 2

The resolution comes into effect on condition that resolutions of the Extraordinary Gε Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding approval of the unified text of the Company's Articles of Assoc**

**§ 1**

In accordance with the Code of Cómmercial Companies (art. 430 §1 ) and the Articles of item 7 point 9), having considered changes to the Articles of Association approved by t General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary Gen Shareholders hereby decides to approve the unified text of the Company's Article (attached to this resolution) and including changes introduced by the Extraordinary Ge Shareholders as at 17th April 2003.

**§ 2**

The resolution comes into effect on condition that resolutions of the General Meeting of PKN ORLEN S.A. regarding changes to the Company's Articles of Association passed are registered (as in art. 89 of the Civil Code).

Attachment to the Resolution no ... of the Extraordinary General Meeting of Shareholders S.A. dated 17 April 2003

**ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolk**

**(joint stock company) with its registered office in Plock**

(unified text)

§ 1

Founding, Founder and the Company

1

The Company was founded as a result of the transformation of a state-owned company n Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on p in regulations concerning the privatisation of public companies.

2

The founder of the Company is the State Treasury.

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka A
Company can use the abbreviated business name of PKN ORLEN S.A.

## § 2

Registered office, business activities and scope of action.

1

The registered office for the Company is in Plock.

2

The Company's business undertakings are:

1. crude oil processing and production of semi-finished petroleum products (refinery ar petrochemicals);
2. conducting commercial activity within domestic and foreign markets on its own acco and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale vehicles as well as components and accessories for them, sale of manufactured go( products;
3. conducting research, design, development, civil engineering, manufacturing works c account and on a commission basis, within the activities connected with processing, branding, turnover of solid, liquid and gas fuels and chemical products derivatives a: rail, sea and pipeline transport;
4. conducting transportation activity with road, rail, sea and pipeline transport;
5. warehousing and storage of crude oil and liquid fuels as well as creating and mainta provisions in compliance with rules specified in adequate regulations;
6. providing services connected with the Company's business activities, in particular:

   a) sea and land reloading;

   b) fuels and gases purification, including leading, dyeing, adding of the components;

7. buy-out, turnover and processing of used oils and other chemical waste;
8. generation, transmission and turnover of electric and heat power;
9. carrying out the overhaul of machinery within the scope of business activity, in partic petrochemical plants, fuel tanks, fuel stations and means of transport;
10. metal production and plastic processing;
11. running of fuel stations, coffee-shops, restaurants and hotels;
12. conducting capital investment activity, in particular buying and trading of shares and home and foreign markets;
13. running educational activity, conducting vocational schools as well as social and livi
14. Conducting book-keeping and accounting activities as well as activities connected w and data processing.

3

The Company operates on the territory of the Republic of Poland and beyond its borders.

4

rent enterprises, companies and other entities, real estate, movables and property law (re
or sell titles to revenues or property of other entities; set up commercial law companies ar
partnerships; take part in join-ventures; create branches, offices, representative offices an
organisational units; as well as perform any other legal and factual actions permitted by la
scope of the Company's business activities.

5

Within the Company, there have been created 12 Regional Organisational Units, witt
offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Waraszawa, No\
Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer accordir
Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics.

§ 3

Initial capital and shares

1

The Company's initial capital accounts for PLN 525 221 421.25 (five hundred and twenty
hundred and twenty one thousand four hundred and twenty one point two five PLN) and is
177 137 (four hundred and twenty million one hundred and seventy seven thousand one l
thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among whic

a. 336 000 000 (three hundred and thirty six million) bearer series A shares, numbered
000000001 to A-336000000;
b. 6 971 496 ( six million nine hundred and seventy one thousand four hundred and nir
series B shares, numbered from B 0000001 to B-6971496;
c. 77 205 641 (seventy seven million two hundred and five thousand six hundred and f
series C shares, numbered from C-00000001 to C-77205641.

2

The company is not allowed to exchange bearer shares into registered shar

3

The Company's initial capital can be raised through an issuance of new shares or through
the nominal value of existing shares. The General Meeting of Shareholders can raise initi
from supplementary capital or other capital from profits, if such capital can be utilised for t
accordance with the provisions of the Code of the Commercial Companies and the Article

4

The Company can purchase its own shares in accordance with and upon the provision
Commercial Companies.

§ 4

Redemption of Shares

The Company's shares can be redeemed only through decreasing the initial capital and o specified by the General Meeting of Shareholders, unless the Code of Commercial Comp Articles of Association state that such redemption of shares can be done without the pass resolution by the General Meeting of Shareholders.

§ 5

The company's supplementary capital and reserve capitals

1

The Company establishes supplementary capital to cover the losses that may arise from t of the Company. Annual write-offs for the supplementary capital should total at least 8% c for each year ending 31 December and should not be suspended until such capital reache least one third of the initial capital. The value of write-offs for the supplementary capital is the General Meeting of Shareholders. Extra cash from share issuance over their nominal remaining cash after covering the cost of issuance and also the extra payments made by all to be transferred to the supplementary capital. The General Meeting of Shareholders a of the supplementary capital, nevertheless a third of the initial capital can be used only to reported in the financial statement.

2

The Company establishes a capital reserve (fund) from write-offs from net profit for this ca of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capi to cover special losses or expenditures, and also increase of the initial capital and dividen Besides, the Company can establish funds in accordance with the regulations of the law.

§ 6

Profit designation

The net profit is designated for the dividend payment, the Company's capitals and purposes, on the basis of rules specified by the General Meeting of Shareholders.

§ 7

General Meeting of Shareholders

1

A General Meeting of Shareholders is held at the Company's registered office or can be h

2

A General Meeting of Shareholders is convened by the Management Board in situations s
Company's Articles of Association or Commercial Code.

3

An ordinary General Meeting of Shareholders should be held within six months of t
financial year for the Company.

4

An extraordinary General Meeting of Shareholders is convened by the Management Bo
initiative, on the motion of the Supervisory Board or on the motion of a shareholder
representing not less than one tenth of the Company's initial capital, within 14 (fourteen) c
such motion. The motion demanding the convening of the General Meeting should incluc
for the agenda. The motion does not need any justification.

5

The Supervisory Board can convene an extraordinary General Meeting of Shareholders a
a motion to do so and the Management Board fails to convene a meeting within the presc

6

A General Meeting of Shareholders is convened in an announcement in the official n
Republic of Poland "Monitor Sadowy i Gospodarczy" at least three weeks before the date

7

The competencies of the General Meeting of Shareholders are in particular the following:

1. consideration and approval of the Company's financial statement, annual report on t
performance, consolidated financial statement of the Company's capital group and t
statement of the capital group for the previous financial year;

2. approving the performance of the Supervisory Board members and Management Bc

3. passing resolutions on the allocation of profit and the covering of losses as well as c
consumption of funds created from profit, with restrictions to special regulations desi
different way for their consumption;

4. appointing the Supervisory Board members and establishing principles for their remı

5. increasing and decreasing the initial capital unless otherwise stated in the Code of C
Companies and the Company Articles of Association;

6. passing resolutions on any decisions relating to claims for the rectification of damag

7. passing resolutions approving the sale and lease of the Company's enterprise or its part and establishing a limited property law on such enterprise or its self-operating p

8. resolutions on changes to the Company's Articles of Association;

9. creating and liquidating supplementary capitals and other capitals and funds of the (

10. The Company's shares can be redeemed, unless the Code of Commercial Compani Articles of Association state that such redemption of shares can be done without the resolution by the General Meeting of Shareholders.

11. Issuing convertible bonds or bonds with pre-emptive rights;

12. passing resolutions on winding-up the Company, its liquidation, restructuring as well another company.

7a

Purchase and sale of property or a share in such property, regardless of its value, is not s resolution of the General Meeting of Shareholders, with the restriction that such purchase property or a share in such property, whose net book value exceeds one twentieth of the ( capital, is a subject to a resolution of the Supervisory Board.

8

With restrictions to different provisions stated in the Commercial Code and the Article resolutions of the General Meeting of Shareholders are passed with an absolute major while votes cast mean votes "for", "against" and "abstain".

9

Resolutions of the General Meeting of Shareholders regarding premium shares and conc companies when all the Company's assets are transferred to another company, w Company (including winding-up due to relocation of the Company's registered office abro the Company, its restructuring and decrease of the initial capital by cancellation of pa without simultaneous increase of the capital are passed with majority of 90% votes cast.

10

With restriction to item 11, one share gives the right to one vote on the General Meeting The shareholders participate and exercise their voting rights in person or through a representative.

11

The voting rights of the Company's shareholders is restricted in the way that on the Ge Shareholders none of them can exercise more than 10% of the total votes existing in the the day when the General Meeting of Shareholders takes place, with restriction that fo establishing principles for persons buying significant stakes of shares stated in Law on Securities such restrictions concerning voting rights do not exist. The above mentic restriction does not concern Nafta Polska S.A., the State Treasury and depository ba

basis of the agreement between the bank and the Company issued depository receipts ir
the Company's shares (in case this entity exercises its voting right from the Company's
purposes of this item the voting right exercised by the dependent entity is understood as e
right by the dominant entity as stated in Law on Public Trading of Securities and for the
to which a shareholder is entitled the number of votes per share is added to the number o
a shareholder would have if his GDR were exchanged for shares.

12

In compliance with appropriate provisions of the Commercial Code the change of the Con
undertaking can be executed without the buy-out of shares.

§ 8

Supervisory Board

1

The Company's Supervisory Board consists of six to nine members, including the Chairman and the secretary.

2

Members of the Supervisory Board are appointed and recalled in the following manner:

1. the State Treasury represented by the minister of the State Treasury is entitled to ap
one member of the Supervisory Board;

2. other members of the Supervisory Board, including all members mentioned in item 5
are appointed and recalled by the General Meeting of Shareholders.

The State Treasury privilege to appoint one member of the Supervisory Board expires a
State Treasury sells its all shares of the Company.

3

1. Members of the Supervisory Board are appointed for a five-year common term of office

2. Individual members of the Supervisory Board, or the whole Supervisory Board, ca
any time prior to the end of term of office for serious reasons

3. Terms of office of individual Supervisory Board members with a mandate or
registration of the changes to the Articles of Association, passed in a form of a
Extraordinary General Meeting of Shareholders on 17 April 2003, turn, starting fror
common term of office, which becomes prolonged from three to five years with a
day of such common term as at 14 May 2001.

4

The Chairman of the Supervisory Board is appointed by the General Meeting of Shareh

5

At least two members of the Supervisory Board have to comply with the following provisio

1. he is not an employee of the Company or the Affiliated Entity;

2. he is not a member of the supervisory or management authorities of the Affiliated Er

3. he is not a shareholder having 5% or more votes on the Company's General Meetin Shareholders or the Affiliated Entity's general meeting;

4. he is not a member of supervisory or management authorities or employee of the er or more votes on the Company's General Meeting of Shareholders or the Affiliated E meeting;

5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other p in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate.

Any member who did not comply or stopped complying with the above provisions shoul recalled.

In the respect to these Articles of Association "the Affiliated Entity" means that it is Domi Company, Dependent Entity towards the Company or Dependent Entity towards the Com Entity.

In the respect to these Articles of Association an entity is "Dependent Company" towar (Dominant Entity) if Dominant Entity:

a. has a majority votes in authorities of another entity (Dependent Entity), also on the b agreements with other entitled parties, or

b. is entitled to appoint or recall majority of members of other entity (Dependent Entity) authorities, or

c. more than half of the members of the board of the second entity (Dependent Entity) time members of the board or managers of the first entity or other entity remaining w in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity whic towards another entity which remains in dependence relation towards Dominant Er Company.

Statements in this article came into effect on the day of the General Meeting of Shareho the Company's financial statement for year 1999.

6

Sessions of the Supervisory Board are held when necessary, however, not less frequently every two months. Moreover, the Supervisory Board session should be convened on the w application of a shareholder or shareholders representing at least one tenth of the initial c Management Board or a member of the Supervisory Board. The session should be conve

weeks of the receipt of such application and should be held not later than within three wee
of receipt of such application.

7

Sessions of the Supervisory Board are convened by the Chairman by means of written in
should be sent to other members of the Supervisory Board at least seven days before the
session. In case the session is not convened by the Chairman within two weeks from the
the application, as in § 8 of these Articles of Association, the mover can call the session b
means of a written notification sent to other members of the Supervisory Board at least se
the date of a session with information about the time, venue and proposed agenda of the

8

Sessions of the Supervisory Board can only take place when all its members have been
Sessions can also be held without formal convening when all members of the Super
present and grant their consent both to hold the session and to put specific issues on the

9

1. The Supervisory Board can pass resolutions if at least half of its members participat session.

2. With the restriction to the provisions of the Code of Commercial Companies, resoluti Supervisory Board can be passed in writing or with the use of direct means of remot communication, and members of the Supervisory Board can also participate in pass through voting in writing and passing their votes through another member of the Sup

3. With the restriction of point 4 of this item, resolutions of the Supervisory Board are p absolute majority of the votes cast, in the presence of at least half of the members o Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".

4. In order to recall or suspend individual or all members of the Management Board du office at least two-thirds of all members of the Supervisory Board need to vote "for" t

10

The Supervisory Board passes the Constitution of the Supervisory Board specifying its
performance.

11

The Supervisory Board exercises permanent supervision over the Company's activities

Furthermore, the competencies of the Supervisory Board include:

1. with restriction to point 3 of item 1 of article 9, appointing and recalling a president, and other members of the Management Board;

2. representing the Company in contracts with the Management Board, including their employment;

3. suspending the activities of individual or all members of the Management Board for i reasons, as well as delegating members of the Supervisory Board to temporarily pei of members of the Management Board not able to perform their functions;

4. passing the Constitution of the Management Board;

5. selecting an authorised auditor to audit the Company's and its capital group's financ accordance with Law on Accounting;

6. assessment of the financial statement in respect of its accuracy both with books, do actual state; assessment of the Management Board report, as well as motions from Board on the allocation of profit and coverage of loss, and the submission in writing report on the results of the above assessments to the General Meeting of Shareholc

7. reviewing issues submitted by the Management Board to be presented to either ordi extraordinary General Meeting of Shareholders;

8. granting consent to members of the Management Board to take positions in supervi: management authorities of other entities and to collect remuneration due to such ac

9. granting consent to realise investment projects and incur liabilities resulting from the in case the expenses or charges due to such activity will exceed the equivalent of h Company's initial capital;

10. setting the scope, accuracy and time of submitting by the Management Board econc technical plans and long-term strategic plans;

11. approving long-term strategic plans;

12. reviewing annual economic and technical plans;

13. giving assent, following Management Board motions, to sell or purchase property or property, whose net book value exceeds one twentieth of the initial capital".

12

The Management Board is obliged to obtain the Supervisory Board's consent in orde following activities:

1. setting up a foreign branch abroad;

2. sale or encumber, on the basis of one or several connected legal activities, fixed as: book value exceeds one twentieth of the assets value according to the latest financi approved by the General Meeting of Shareholders;

3. sale or encumber, in any possible way, shares or stakes in the following companies: o.o., Inowroclawskie Kopalnie Soli S.A. and in a company which will be created in o pipeline transport of liquid fuels;

4. incurring other liability which on the basis of one or several connected legal actions equivalent of one fifth of the initial capital, with exclusion of the following:

activities subject to turnover of crude oil and petroleum products, as well as all activi
the Supervisory Board in annual economic and technical plans;

b. activities which in order to be performed need consent of the General Meeting of Sh

1. realisation by the Company abroad capital or real investments whose value exceeds
of the initial capital;

2. exercising by the Company its voting right on general meetings and partners meetin
entities and other entities, if value of possessed by the Company shares or stakes, s
of the price they had been bought for or acquired, amounts to more than one fifth of
initial capital, in the following cases:

- merger with another company and restructuring of the company
- sale and lease of the Company's undertaking and establishing the right of use on it
- changes to the articles of association or the statute
- winding-up of the company.

1. creating commercial law companies and joining to existing companies, as well as foi
cover shares or sell shares, if the Company's capital engagement in a given compar
engagement which the Company is about to achieve as the result of the buying or a
shares, calculated on the basis of share sale or acquisition price, exceeds one tenth
capital, excluding buying or acquiring shares as a result of exchange of a claim accc
Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on
Securities.

12a

In the event that the Supervisory Board does not give assent to perform a certain action,
Board may address the General Meeting of Shareholders to pass a resolution which
perform such action.

13

1. Until the General Meeting approves the financial statements for the financial year 2C
on granting consent to perform the activities mentioned in item 12 point 2 of this arti
voted "for" by the member appointed by the State Treasury in order to be passed.

2. As long as the State Treasury has the right to appoint the member of the Supervisor
resolutions on granting consent to perform activities mentioned in item 12 point 3 of
order to be passed require voting "for" by the member appointed by the State Treas

14

Upon the request of at least two members, the Supervisory Board is obliged to conside
supervisory activities mentioned in such request.

15

As it is the case with members of the Management Board, members of the Supervisor delegated to perform permanent individual supervision cannot hold competing inte participation in competitive companies is limited.

§ 9

Management Board

1

1. The Company's Management Board consists of five to nine members, including Pre Presidents of the Management Board.

2. Members of the Management Board are appointed and recalled by the Supervisory

3. One member of the Management Board is appointed and recalled by the Supervisoı application of a person authorised by the State Treasury Ministry until the State Treɛ last share of the Company. The provisions of this item came into effect on the date ( ordinary General Meeting of Shareholders approving the Company's financial stater 1999.

2

The party representing the Company in contracts between the Company and the Management Board, including contracts of employment, is the Supervisory Board, represented by two of its members appointed by a resolution.

3

1. Members of the Management Board are appointed for a five-year common term of c

2. The President, Vice-Presidents and other members of the Management Board, and Management Board, can be suspended or removed at any time prior to the end of te serious reasons.

3. Terms of office of individual Management Board members with a mandate on the dɛ registration of the changes to the Articles of Association passed in a form of a resolı Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from common term of office, which becomes prolonged from three to five years with a coı day of such common term as at 8 February 2002.

4

Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together
- one member of the Management Board acting together with the commercial represe

One member of the Management Board is authorised to make declarations of intent and the Company in situations regarding incurring liabilities and performing disposal activitie Management Board at no more value than PLN 50 000 (fifty thousand).

5

The President of the Management Board manages the work of the Management Board. specific rights are defined in the Constitution of the Management Board.

Resolutions of the Management Board are passed by an ordinary majority. In the event of of votes, the President's vote is decisive.

6

The Management Board passes the Constitution of the Management Board, which spec Management Board structure, and its way of performing the Company's activities. The Cc as each change to it comes into effect at the moment of its approval by the Supervisory B

7

Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the daily management, which will be specif Constitution of the Management Board.
2. Sale of purchase of property / real estate or share in such property / real estate.

8

While performing the Company's activities the Management Board is subject to limita regulations, provisions of the Articles of Association and resolutions of the Gen Shareholders.

9

The Management Board is obliged to work out and pass annual economic and technical long-term strategic plans in form, scope and time determined by the Supervisory Board.

10

The Management Board is obliged to prepare and present to the Supervisory Board:

1. the annual financial statement of the Company - within three months of the end of th
2. the annual financial statement of the capital group for the previous financial year - w of the end of the financial year.

§ 10

Duration and the financial year of the Company

1

The duration of the Company is unlimited.

The Company's financial year is the calendar year.

§ 11

Other provisions

1

All Company's announcements considered obligatory by law and the Articles of As
published in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospoda

2

The term "Capital Group" mentioned above means capital group in respect of the account

3

Unless otherwise stated in the Company's Articles of Association or suggested by cont
individual provisions of this Articles of Association, "the Company" used here and abo
Koncern Naftowy ORLEN Spolka Akcyjna.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding changes of the principles of remuneration for Supervisory Board**

**§1**

Acting under Article 392, § 1 of the Commercial Companies Code and with respect to §
the Articles of association, the Extraordinary General Meeting of Shareholders of Polski
ORLEN S.A. decides upon the following principles of remuneration:

1. Monthly remuneration for the members of the Supervisory Board at a level of

- 3.4 times for the Chairman and

- 2.7 times for the other members

equal to the average monthly salary in PKN ORLEN calculated as for the quarter t
payment, excluding payments due to annual award, compensations or premature re

2. The member of the Supervisory Board is entitled to such payment, as described
regardless of the number of meetings called.

3. The member of the Supervisory Board is not entitled to such payment for the m
member was absent without justification from all the meetings. The member's
justified or not through the resolution of the Supervisory Board.

4. Payment described in item 1 above is calculated proportionally to the number o
the position in cases where an appointment or recall is made in the middle of the mc

5. Payment described in item 1 above will be paid in arrears, by the 10$^{th}$ day of the
that for which it is due.

6. Payment charges the Company account.

7. According to the private person income tax bill dated July 26, 1991 (Journal of I
year 2000 item 176 with the latter amendments), the Company calculates and de
money for the income tax from the payments due to the Supervisory Board member

8. The members of the Supervisory Board are entitled to receive payment descri
above starting from the first day of the month after approval of the above p
Extraordinary General Meeting of Shareholders of PKN ORLEN.

§2

The Extraordinary General Meeting of Shareholders of PKN ORLEN cancels Resolution
January 2001.

§3

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding appointment to the Supervisory Board of Polski Koncern Naftowy O**

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary Ge

Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to appoint ............................ to the Supervisory Board of Polski Koncern Naftowy ORL

§2

The resolution takes immediate effect.

<u>*About PKN ORLEN SA*</u>

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, wi Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It i refiner of crude oil and marketer of world-class petroleum and related products. It I wholesale and retail distribution system that includes the largest network of service sta also has significant financial investments in the telecommunications sector in Poland.*

END

---

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RECEIVED
APR 17 2003
PKN ORLEN SA
SEC File
82-5036
184

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. EGM - Draft Resolutions |
| **Released** | 15:26 2 Apr 2003 |
| **Number** | 5599J |

**Current report no 23/2003 dated 2nd April 2003**

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN), Central Europe's largest downstream oil company hereby amends the announcement released on 1st April 2003 and submitted under RNS 5022J. PKN ORLEN amends draft resolution regarding the sale of the Company's self-operating property to be passed at the Extraordinary General Meeting of Shareholders on 17th April 2003 . The amendment regards replacement of § 4, as below:

**§ 4**

*The resolution takes immediate effect.*

with a new § 4, as below:

**§ 4**

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. amends:

- § 1 of Resolution no 3 of The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 6th July 2001 regarding sale and lease of the Company's self-operating entities. The amendment regards deletion of the 1st listed storage facility as below:

*"Oil Products Storage Facility No 12 in Brzeg".*

- § 1 of the Resolution no 29 of The Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 14th May 2001 regarding sale and lease of the Company's self-operating entities, with the amendments made by Nafta Polska S.A., a shareholder. The amendment regards deletion of the 52nd listed storage facility as below:

*"Oil Products Storage Facility No 6 in Gliwice".*

In consequence the previous § 4 became § 5, as below:

**§ 5**

*The resolution takes immediate effect.*

**Therefore, full and correct wording of the amended draft resolution is below:**

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the sale of the Company's self-operating property**

**§ 1**

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 12 in Brzeg;

2. Oil Products Storage Facility No 6 in Gliwice;

**§ 2**

The sale can be executed through a tender at a price not lower than 50 per cent of the market value set in a valuation made by a property / real estate expert.

**§ 3**

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through tendered offers after prior settlement of price and procedures by the Management Board.

**§ 4**

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. amends:

- § 1 of Resolution no 3 of The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 6th July 2001 regarding sale and lease of the Company's self-operating entities. The amendment regards deletion of the 1st listed storage facility as below:

*"Oil Products Storage Facility No 12 in Brzeg".*

- § 1 of the Resolution no 29 of The Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 14th May 2001 regarding sale and lease of the Company's self-operating entities, with the amendments made by Nafta Polska S.A., a shareholder. The amendment regards deletion of the 52nd listed storage facility as below:

*"Oil Products Storage Facility No 6 in Gliwice".*

**§ 5**

The resolution takes immediate effect

**All other draft resolutions remain unchanged and the correct announcement is reproduced in full below:**

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby publishes the draft resolutions to be passed at the Extraordinary General Meeting of Shareholders on 17th April 2003:

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders**

**§ 1**

Acting under Article 409, § 1 sentence 1 of the Commercial Companies Code and with respect to § 5 of the Constitution of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects .............................. to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

**§ 2**

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the Agenda of the Extraordinary General Meeting of Shareholders**

**§1**

The Extraordinary General Meeting of Shareholders hereby approves the following agenda:

1. Opening;

2. Election of the Chairman of the meeting;

3. Affirmation of the legality of the meeting ;

5. Election of the Vote Counting Commission;

6. Giving an assent to sale or lease of the organised parts of the Company and establishment of the limited property law;

7. Amendments to the Company's Articles of Association;

8. Changes to the principles of remuneration of the Supervisory Board of PKN ORLEN;

9. Completion of the composition of the Supervisory Board of PKN ORLEN;

10. Closure of the Extraordinary General Meeting of Shareholders.

**§ 2**

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding election of the Vote Counting Commission**

§ 1

Acting under § 8 of the Constitution of the Extraordinary General Meeting of Shareholders of PKN ORLEN SA, the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby appoints the following members of the Vote Counting Commission:

- ......................
- ......................
- ......................

**§ 2**

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the sale of the Company's self operating property**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale of the following property comprising part of self-operating properties of the Company:

1. Oil Products Storage Facility No 12 in Brzeg;

2. Oil Products Storage Facility No 6 in Gliwice;

§ 2

The sale can be executed through a tender at a price not lower than 50 per cent of the market value set in a valuation made by a property / real estate expert.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through tendered offers after prior settlement of price and procedures by the Management Board.

§ 4

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. amends:

- § 1 of Resolution no 3 of The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 6$^{th}$ July 2001 regarding sale and lease of the Company's self-operating entities. The amendment regards deletion of the 1$^{st}$ listed storage facility as below:

*"Oil Products Storage Facility No 12 in Brzeg".*

- § 1 of the Resolution no 29 of The Ordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. dated 14$^{th}$ May 2001 regarding sale and lease of the Company's self-operating entities, with the amendments made by Nafta Polska S.A., a shareholder. The amendment regards deletion of the 52$^{nd}$ listed storage facility as below:

*"Oil Products Storage Facility No 6 in Gliwice".*

§ 5

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the sale and lease of the property comprising part of the Bitumen Plant**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale and lease of property comprising part of the Bitumen Plant and being a self-operating part of the Company. The sale and lease is subject to the following conditions:

a. sale of self-operating part of the Company (including but not limited to properties, plant and equipment) shall be executed at a price which is not lower than the value calculated as a adjusted net assets value method

b. lease of the property and other plant and equipment shall be executed based on a rental equal to 102 per cent of depreciation in case of property currently undergoing depreciation and 10 per cent of depreciation for already depreciated property additionally charged with the the property tax, charge for the right of use for a duration of 99 years, and cost of utilities;

c. the payment term of a lease rent equals 30 days.

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the establishment of easement appurtenant through the self-operating part of the Company in Kielce**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the establishment of easement appurtenant (necessary passage) for every present and future owner of the plot no 376/3 and located in the city of Kielce at ul. Krakowska. The easement appurtenant shall be established on and with regard to the plot no 375/8, which is owned by PKN ORLEN (part of Oil Products Storage Facility No 1 in Kielce)

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the establishment of easement appurtenant through the self-operating part of the Company in Stobieck Szlachecki**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the establishment of free of charge easement appurtenant (foot and wheel passage) through plot no 111/5 located in Stobieck Szlachecki, county of £adzice, province of Lodz for every present and future owner of the following plots: no 111/3, 112/9, 112/10, 112/11, 112/12, which are registered in the land and mortgage book under KW 31872

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding the establishment of easement appurtenant through the self-operating part of the Company in Dreglin**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the establishment of free of charge easement appurtenant for every present and future owner of the plot no 194/4, which is registered in the land and mortgage book under KW 31771 and the plot no 196/22, which is registered in the land and mortgage book under KW21961. The easement appurtenant guarantees to the above-mentioned plots' owners free foot and wheel passage through the property made of plots no 194/3 and 196/23 situated along the boundaries of the plots no 194/4 and 196/22 and located in Dreglin, county of Glinojeck and owned by PKN ORLEN (Notary Act No 14234/2002 as of 20th December 2002)

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

OF

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding change in the Company's Articles of Association**

§ 1

In accordance with the Code of Commercial Companies (art. 430 §1 ) and the Articles of Association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following change to the Company's Articles of Association:

**§ 2 item 2 as below:**

The Company's business undertakings are:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);

2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;

3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;

4. conducting transportation activity with road, rail, sea and pipeline transport;

5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;

6. providing services connected with the Company's scope of business, in particular:

a. sea and land reloading;
b. fuels and gases purification, including leading, dyeing, adding of the components;

1. buy-out, turnover and processing of used oils and other chemical waste;
2. generation, transmission and turnover of electric and heat power;
3. carrying out the overhaul of machinery within the scope of business, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transportation;
4. metal production and plastic processing;
5. running of fuel stations, coffee-shops, restaurants and hotels;
6. conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;
7. running educational activity, conducting vocational schools as well as social and living activities.

is given the following wording:

*"The Company's business undertakings are:*

1. *crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);*

2. *conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;*

3. *conducting research, design, development, civil engineering, manufacturing works on its own account and*

*transport;*

4. *conducting transportation activity with road, rail, sea and pipeline transport;*

5. *warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;*

6. *providing services connected with the Company's business activities, in particular:*

   *a) sea and land reloading;*

   *b) fuels and gases purification, including leading, dyeing, adding of the components;*

7. *buy-out, turnover and processing of used oils and other chemical waste;*
8. *generation, transmission and turnover of electric and heat power;*
9. *carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;*
10. *metal production and plastic processing;*
11. *running of fuel stations, coffee-shops, restaurants and hotels;*
12. *conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;*
13. *running educational activity, conducting vocational schools as well as social and living activities;*
14. *Conducting book-keeping and accounting activities as well as activities connected with data building and data processing."*

**§ 2**

The resolution comes into effect on condition that resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding change in the Company's Articles of Association**

**§ 1**

In accordance with the Code of Commercial Companies (art. 430 §1 ) and the Articles of association (§ 7 item 7 point 9) the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. introduces the following changes to the Company's Articles of Association:

1. **§ 3 item 3 as below:**

   "The Company's capital can be increased on the basis of a resolution of the General Meeting of Shareholders allowing the issue of new bearer or registered shares or increasing the nominal value of the existing shares.

   The share capital can also be raised directly from profits, from supplementary capital or the Company's other capital."

   is given the following wording:

*the nominal value of existing shares. The General Meeting of Shareholders can raise initial capital either from supplementary capital or other capital from profits, if such capital can be utilised for that purpose in accordance with the provisions of the Code of the Commercial Companies and the Articles of Association."*

**2. § 3 item 4 to be added as below:**

*"The Company can purchase its own shares in accordance with and upon the provisions of the Code of Commercial Companies."*

**3. § 7 item 7 point 8 to be deleted:**

"Passing resolutions on approving sale of property / real estate, whose net book value exceeds one twentieth of the initial capital."

**4. § 7 item 7 point 11 as below:**

"Passing resolutions on the redemption of shares and buying shares in order to redeem as well as establishing the principles of their redemption."

is given the following wording:

*"The Company's shares can be redeemed, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders."*

**5. In §7 item 7 numeration of paragraphs changes as below:**

point 9 to become point 8;

point 10 to become point 9;

point 11 to become point 10;

point 12 to become point 11;

point 13 to become point 12.

**6. In §7 item 7a to be added as below:**

*"Purchase and sale of property or a share in such property, regardless of its value, is not subject to a resolution of the General Meeting of Shareholders, with the restriction that such purchase or sale of property or a share in such property, whose net book value exceeds one twentieth of the Company's initial capital, is a subject to a resolution of the Supervisory Board."*

**7. § 8 item 3 as below:**

"Members of the Supervisory Board are appointed for three years. Individual members of the Supervisory Board as well as whole Supervisory Board can be removed on any day before the expiry of their term of office"

is given the following wording:

*1. "Members of the Supervisory Board are appointed for a five-year common term of office*

*2. Individual members of the Supervisory Board, or the whole Supervisory Board, can be removed at any time prior to the end of term of office for serious reasons*

*3. Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003, turn, starting from that day, into a common term of office, which becomes prolonged from three to five years with a commencement day of such common term as at 14 May 2001."*

1. "With the restriction to point 2 of this item, the resolutions of the Supervisory Board are passed with an absolute majority of the votes cast in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".

2. In order to remove individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."

is given the following wording:

1. *"The Supervisory Board can pass resolutions if at least half of its members participates in the session.*

2. *With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication, and members of the Supervisory Board can also participate in passing resolutions through voting in writing and passing their votes through another member of the Supervisory Board.*

3. *With the restriction of point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".*

4. *In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution."*

**1. § 8 item 11 point 13 as below:**

"Giving assent, following Management Board motions, to sell property / real estate or shares in such property / real estate, whose net book value does not exceed one twentieth of the initial capital."

is given the following wording:

*"giving assent, following Management Board motions, to sell or purchase property or a share in such property, whose net book value exceeds one twentieth of the initial capital"*

**2. § 8 item 11 point 14 as below to be deleted:**

"Giving assent on the Management Board motion, to purchase property / real estate or share in such property / real estate, whose value according to the purchase net price exceeds one fortieth of the initial capital."

**3. § 8 item 12a to be added as below:**

*"In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action."*

**4. § 9 item 2 as below:**

"The Company's representing party in contracts between the Company and the members of the Management Board including contracts of employment is the Supervisory Board"

is given the following wording:

*"The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution."*

**5. § 9 item 3 as below:**

1. "The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all the Management Board may be recalled at any time before their term of office expires.

2. The Supervisory Board may suspend the President, Vice-Presidents, individual members and all

is given the following wording:

1. *"Members of the Management Board are appointed for a five-year common term of office.*

2. *The President, Vice-Presidents and other members of the Management Board, and the whole Management Board, can be suspended or removed at any time prior to the end of term of office for serious reasons.*

3. *Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from that day, into a common term of office, which becomes prolonged from three to five years with a commencement day of such common term as at 8 February 2002."*

**1. § 9 item 5 as below:**

"The Management Board passes organizational by-laws of the Company's undertaking."

is given the following wording:

*"The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.*

*Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive."*

**2. § 9 item 7 as below:**

"Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the ordinary board, which will be specified in the Constitution of the Management Board.

2. Sale of property / real estate or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.

3. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price does not exceed one fortieth of the initial capital.

4. Purchase of property / real estate or share in such property / real estate, whose value according to purchase net price exceeds one fortieth of the initial capital. The purchase will only take place after prior approval of the Supervisory Board."

is given the following wording:

*"Matters to be regulated through resolution of the Management Board:*

1. *All matters going beyond competence of the daily management, which will be specified in the Constitution of the Management Board.*
2. *Sale of purchase of property / real estate or share in such property / real estate."*

§ 2

The resolution comes into effect on condition that resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. are registered (as in art. 89 of the Civil Code).

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding approval of the unified text of the Company's Articles of Association.**

**§ 1**

In accordance with the Code of Commercial Companies (art. 430 §1 ) and the Articles of Association (§ 7 item 7 point 9), having considered changes to the Articles of Association approved by the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders hereby decides to approve the unified text of the Company's Articles of Association (attached to this resolution) and including changes introduced by the Extraordinary General Meeting of Shareholders as at 17th April 2003.

**§ 2**

The resolution comes into effect on condition that resolutions of the General Meeting of Shareholders of PKN ORLEN S.A. regarding changes to the Company's Articles of Association passed on 17 April 2003 are registered (as in art. 89 of the Civil Code).

Attachment to the Resolution no ... of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. dated 17 April 2003

**ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna**

**(joint stock company) with its registered office in Plock**

(unified text)

**§ 1**

Founding, Founder and the Company

1

The Company was founded as a result of the transformation of a state-owned company named Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on principles stated in regulations concerning the privatisation of public companies.

2

The founder of the Company is the State Treasury.

3

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka Akcyjna. The Company can use the abbreviated business name of PKN ORLEN S.A.

**§ 2**

Registered office, business activities and scope of action.

1

The Company's business undertakings are:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);
2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;
3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;
4. conducting transportation activity with road, rail, sea and pipeline transport;
5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;
6. providing services connected with the Company's business activities, in particular:

   a) sea and land reloading;

   b) fuels and gases purification, including leading, dyeing, adding of the components;

7. buy-out, turnover and processing of used oils and other chemical waste;
8. generation, transmission and turnover of electric and heat power;
9. carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
10. metal production and plastic processing;
11. running of fuel stations, coffee-shops, restaurants and hotels;
12. conducting capital investment activity, in particular buying and trading of shares and stakes both on home and foreign markets;
13. running educational activity, conducting vocational schools as well as social and living activities;
14. Conducting book-keeping and accounting activities as well as activities connected with data building and data processing.

3

The Company operates on the territory of the Republic of Poland and beyond its borders.

4

The Company is allowed to purchase and sell shares and stakes of other companies; buy, sell, lease or rent enterprises, companies and other entities, real estate, movables and property law (real chattels) buy or sell titles to revenues or property of other entities; set up commercial law companies and civil partnerships; take part in join-ventures; create branches, offices, representative offices and other organisational units; as well as perform any other legal and factual actions permitted by law within the scope of the Company's business activities.

5

Within the Company, there have been created 12 Regional Organisational Units, with their registered offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Waraszawa, Nowa Wies Wielka, Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer according to art. 3 of the Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics.

## § 3

### Initial capital and shares

1

The Company's initial capital accounts for PLN 525 221 421.25 (five hundred and twenty five million two hundred and twenty one thousand four hundred and twenty one point two five PLN) and is divided into 420 177 137 (four hundred and twenty million one hundred and seventy seven thousand one hundred and thirty seven) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

A-336000000;

b. 6 971 496 ( six million nine hundred and seventy one thousand four hundred and ninety six) bearer series B shares, numbered from B 0000001 to B-6971496;
c. 77 205 641 (seventy seven million two hundred and five thousand six hundred and forty one) bearer series C shares, numbered from C-00000001 to C-77205641.

2

The company is not allowed to exchange bearer shares into registered shares.

3

The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares. The General Meeting of Shareholders can raise initial capital either from supplementary capital or other capital from profits, if such capital can be utilised for that purpose in accordance with the provisions of the Code of the Commercial Companies and the Articles of Association.

4

The Company can purchase its own shares in accordance with and upon the provisions of the Code of Commercial Companies.

## § 4

## Redemption of Shares

The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders.

## § 5

## The company's supplementary capital and reserve capitals

1

The Company establishes supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should total at least 8% of the net profit for each year ending 31 December and should not be suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital: The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement.

2

The Company establishes a capital reserve (fund) from write-offs from net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also increase of the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law.

## § 6

## Profit designation

the basis of rules specified by the General Meeting of Shareholders.

§ 7

General Meeting of Shareholders

1

A General Meeting of Shareholders is held at the Company's registered office or can be held in Warsaw.

2

A General Meeting of Shareholders is convened by the Management Board in situations specified in the Company's Articles of Association or Commercial Code.

3

An ordinary General Meeting of Shareholders should be held within six months of the end of every financial year for the Company.

4

An extraordinary General Meeting of Shareholders is convened by the Management Board on their own initiative, on the motion of the Supervisory Board or on the motion of a shareholder or shareholders representing not less than one tenth of the Company's initial capital, within 14 (fourteen) days from placing such motion. The motion demanding the convening of the General Meeting should include specific issues for the agenda. The motion does not need any justification.

5

The Supervisory Board can convene an extraordinary General Meeting of Shareholders any time they put a motion to do so and the Management Board fails to convene a meeting within the prescribed time.

6

A General Meeting of Shareholders is convened in an announcement in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy" at least three weeks before the date of the Meeting.

7

The competencies of the General Meeting of Shareholders are in particular the following:

1. consideration and approval of the Company's financial statement, annual report on the Company's performance, consolidated financial statement of the Company's capital group and the financial statement of the capital group for the previous financial year;

2. approving the performance of the Supervisory Board members and Management Board members;

3. passing resolutions on the allocation of profit and the covering of losses as well as on the consumption of funds created from profit, with restrictions to special regulations designating a different way for their consumption;

4. appointing the Supervisory Board members and establishing principles for their remuneration;

and the Company Articles of Association;

6. passing resolutions on any decisions relating to claims for the rectification of damages caused during the establishment of the Company or during its supervision or management;

7. passing resolutions approving the sale and lease of the Company's enterprise or its self-operating part and establishing a limited property law on such enterprise or its self-operating part;

8. resolutions on changes to the Company's Articles of Association;

9. creating and liquidating supplementary capitals and other capitals and funds of the Company;

10. The Company's shares can be redeemed, unless the Code of Commercial Companies and the Articles of Association state that such redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders.

11. Issuing convertible bonds or bonds with pre-emptive rights;

12. passing resolutions on winding-up the Company, its liquidation, restructuring as well as merger with another company.

7a

Purchase and sale of property or a share in such property, regardless of its value, is not subject to a resolution of the General Meeting of Shareholders, with the restriction that such purchase or sale of property or a share in such property, whose net book value exceeds one twentieth of the Company's initial capital, is a subject to a resolution of the Supervisory Board.

8

With restrictions to different provisions stated in the Commercial Code and the Articles of Association, resolutions of the General Meeting of Shareholders are passed with an absolute majority of votes cast, while votes cast mean votes "for", "against" and "abstain".

9

Resolutions of the General Meeting of Shareholders regarding premium shares and concerning merger of companies when all the Company's assets are transferred to another company, winding-up of the Company (including winding-up due to relocation of the Company's registered office abroad), liquidation of the Company, its restructuring and decrease of the initial capital by cancellation of part of the shares without simultaneous increase of the capital are passed with majority of 90% votes cast.

10

With restriction to item 11, one share gives the right to one vote on the General Meeting of Shareholders. The shareholders participate and exercise their voting rights in person or through a duly authorised representative.

11

The voting rights of the Company's shareholders is restricted in the way that on the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting right by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares.

In compliance with appropriate provisions of the Commercial Code the change of the Company's business undertaking can be executed without the buy-out of shares.

§ 8

Supervisory Board

1

The Company's Supervisory Board consists of six to nine members, including the Chairman, Vice-Chairman and the secretary.

2

Members of the Supervisory Board are appointed and recalled in the following manner:

1. the State Treasury represented by the minister of the State Treasury is entitled to appoint and recall one member of the Supervisory Board;

2. other members of the Supervisory Board, including all members mentioned in item 5 of this article are appointed and recalled by the General Meeting of Shareholders.

The State Treasury privilege to appoint one member of the Supervisory Board expires at the moment the State Treasury sells its all shares of the Company.

3

1. Members of the Supervisory Board are appointed for a five-year common term of office

2. Individual members of the Supervisory Board, or the whole Supervisory Board, can be removed at any time prior to the end of term of office for serious reasons

3. Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003, turn, starting from that day, into a common term of office, which becomes prolonged from three to five years with a commencement day of such common term as at 14 May 2001.

4

The Chairman of the Supervisory Board is appointed by the General Meeting of Shareholders. The Vice-Chairman and the secretary are elected by the Supervisory Board from amongst themselves.

5

At least two members of the Supervisory Board have to comply with the following provisions:

1. he is not an employee of the Company or the Affiliated Entity;

2. he is not a member of the supervisory or management authorities of the Affiliated Entity;

3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Any member who did not comply or stopped complying with the above provisions should be immediately recalled.

In the respect to these Articles of Association "the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.

In the respect to these Articles of Association an entity is "Dependent Company" towards another entity (Dominant Entity) if Dominant Entity:

a. has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or

b. is entitled to appoint or recall majority of members of other entity (Dependent Entity) management authorities, or

c. more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in dependence relation towards Dominant Entity towards the Company.

Statements in this article came into effect on the day of the General Meeting of Shareholders approval of the Company's financial statement for year 1999.

6

Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, the Supervisory Board session should be convened on the written application of a shareholder or shareholders representing at least one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks of the receipt of such application and should be held not later than within three weeks from the day of receipt of such application.

7

Sessions of the Supervisory Board are convened by the Chairman by means of written invitations, which should be sent to other members of the Supervisory Board at least seven days before the date of a session. In case the session is not convened by the Chairman within two weeks from the day of receipt of the application, as in § 8 of these Articles of Association, the mover can call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session.

8

Sessions of the Supervisory Board can only take place when all its members have been properly invited. Sessions can also be held without formal convening when all members of the Supervisory Board are present and grant their consent both to hold the session and to put specific issues on the agenda.

9

1. The Supervisory Board can pass resolutions if at least half of its members participates in the session.

2. With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication, and members of the Supervisory Board can also participate in passing resolutions through voting in writing and passing their votes through another member of the Supervisory Board.

3. With the restriction of point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes "for", "against" and "abstain".

4. In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote "for" the resolution.

10

The Supervisory Board passes the Constitution of the Supervisory Board specifying its organisation and performance.

11

The Supervisory Board exercises permanent supervision over the Company's activities

Furthermore, the competencies of the Supervisory Board include:

1. with restriction to point 3 of item 1 of article 9, appointing and recalling a president, vice-presidents and other members of the Management Board;

2. representing the Company in contracts with the Management Board, including their contracts of employment;

3. suspending the activities of individual or all members of the Management Board for important reasons, as well as delegating members of the Supervisory Board to temporarily perform the duties of members of the Management Board not able to perform their functions;

4. passing the Constitution of the Management Board;

5. selecting an authorised auditor to audit the Company's and its capital group's financial statements in accordance with Law on Accounting;

6. assessment of the financial statement in respect of its accuracy both with books, documents and actual state; assessment of the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of loss, and the submission in writing of an annual report on the results of the above assessments to the General Meeting of Shareholders;

7. reviewing issues submitted by the Management Board to be presented to either ordinary or extraordinary General Meeting of Shareholders;

8. granting consent to members of the Management Board to take positions in supervisory or management authorities of other entities and to collect remuneration due to such activities;

9. granting consent to realise investment projects and incur liabilities resulting from these investments in case the expenses or charges due to such activity will exceed the equivalent of half of the Company's initial capital;

10. setting the scope, accuracy and time of submitting by the Management Board economic and technical plans and long-term strategic plans;

11. approving long-term strategic plans;

12. reviewing annual economic and technical plans;

13. giving assent, following Management Board motions, to sell or purchase property or a share in such property, whose net book value exceeds one twentieth of the initial capital".

12

The Management Board is obliged to obtain the Supervisory Board's consent in order to perform the following activities:

1. setting up a foreign branch abroad;

2. sale or encumber, on the basis of one or several connected legal activities, fixed assets whose net book value exceeds one twentieth of the assets value according to the latest financial statement approved by the General Meeting of Shareholders;

transport of liquid fuels;

4. incurring other liability which on the basis of one or several connected legal actions exceeds an equivalent of one fifth of the initial capital, with exclusion of the following:

a. activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans;

b. activities which in order to be performed need consent of the General Meeting of Shareholders.

1. realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital;

2. exercising by the Company its voting right on general meetings and partners meetings of dependent entities and other entities, if value of possessed by the Company shares or stakes, set on the basis of the price they had been bought for or acquired, amounts to more than one fifth of the Company's initial capital, in the following cases:

- merger with another company and restructuring of the company
- sale and lease of the Company's undertaking and establishing the right of use on it
- changes to the articles of association or the statute
- winding-up of the company.

1. creating commercial law companies and joining to existing companies, as well as for contribution to cover shares or sell shares, if the Company's capital engagement in a given company so far or engagement which the Company is about to achieve as the result of the buying or acquiring of shares, calculated on the basis of share sale or acquisition price, exceeds one tenth of the initial capital, excluding buying or acquiring shares as a result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities.

12a

In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action.

13

1. Until the General Meeting approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted "for" by the member appointed by the State Treasury in order to be passed.

2. As long as the State Treasury has the right to appoint the member of the Supervisory Board, resolutions on granting consent to perform activities mentioned in item 12 point 3 of this article in order to be passed require voting "for" by the member appointed by the State Treasury.

14

Upon the request of at least two members, the Supervisory Board is obliged to consider undertaking the supervisory activities mentioned in such request.

15

As it is the case with members of the Management Board, members of the Supervisory Board who are delegated to perform permanent individual supervision cannot hold competing interests. Also their participation in competitive companies is limited.

§ 9

Management Board

1

1. The Company's Management Board consists of five to nine members, including President and Vice-Presidents of the Management Board.

2. Members of the Management Board are appointed and recalled by the Supervisory Board.

3. One member of the Management Board is appointed and recalled by the Supervisory Board on the application of a person authorised by the State Treasury Ministry until the State Treasury sells the last share of the Company. The provisions of this item came into effect on the date of holding the ordinary General Meeting of Shareholders approving the Company's financial statement for the year 1999.

2

The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution.

3

1. Members of the Management Board are appointed for a five-year common term of office.

2. The President, Vice-Presidents and other members of the Management Board, and the whole Management Board, can be suspended or removed at any time prior to the end of term of office for serious reasons.

3. Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from that day, into a common term of office, which becomes prolonged from three to five years with a commencement day of such common term as at 8 February 2002.

4

Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together

- one member of the Management Board acting together with the commercial representative.

One member of the Management Board is authorised to make declarations of intent and sign on behalf of the Company in situations regarding incurring liabilities and performing disposal activities of an ordinary Management Board at no more value than PLN 50 000 (fifty thousand).

5

The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.

Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive.

6

The Management Board passes the Constitution of the Management Board, which specifies in detail the Management Board structure, and its way of performing the Company's activities. The Constitution as well as each change to it comes into effect at the moment of its approval by the Supervisory Board.

Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the daily management, which will be specified in the Constitution of the Management Board.
2. Sale of purchase of property / real estate or share in such property / real estate.

8

While performing the Company's activities the Management Board is subject to limitations due to law regulations, provisions of the Articles of Association and resolutions of the General Meeting of Shareholders.

9

The Management Board is obliged to work out and pass annual economic and technical plans as well as long-term strategic plans in form, scope and time determined by the Supervisory Board.

10

The Management Board is obliged to prepare and present to the Supervisory Board:

1. the annual financial statement of the Company - within three months of the end of the financial year;

2. the annual financial statement of the capital group for the previous financial year - within six months of the end of the financial year.

§ 10

Duration and the financial year of the Company

1

The duration of the Company is unlimited.

2

The Company's financial year is the calendar year.

§ 11

Other provisions

1

All Company's announcements considered obligatory by law and the Articles of Association will be published in the official newspaper of the Republic of Poland "Monitor Sadowy i Gospodarczy".

2

The term "Capital Group" mentioned above means capital group in respect of the accounting regulations.

3

Unless otherwise stated in the Company's Articles of Association or suggested by context or wording of individual provisions of this Articles of Association, "the Company" used here and above means Polski Koncern Naftowy ORLEN Spolka Akcyjna.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding changes of the principles of remuneration for Supervisory Board members**

§1

Acting under Article 392, § 1 of the Commercial Companies Code and with respect to § 7, pt. 7, item 4 of the Articles of association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides upon the following principles of remuneration:

1. Monthly remuneration for the members of the Supervisory Board at a level of

- 3.4 times for the Chairman and

- 2.7 times for the other members

equal to the average monthly salary in PKN ORLEN calculated as for the quarter before the time of payment, excluding payments due to annual award, compensations or premature retirement.

2. The member of the Supervisory Board is entitled to such payment, as described in item 1 above, regardless of the number of meetings called.

3. The member of the Supervisory Board is not entitled to such payment for the month in which the member was absent without justification from all the meetings. The member's absence can be justified or not through the resolution of the Supervisory Board.

4. Payment described in item 1 above is calculated proportionally to the number of days of holding the position in cases where an appointment or recall is made in the middle of the month.

5. Payment described in item 1 above will be paid in arrears, by the $10^{th}$ day of the month following that for which it is due.

6. Payment charges the Company account.

7. According to the private person income tax bill dated July 26, 1991 (Journal of Bills No 14 of the year 2000 item 176 with the latter amendments), the Company calculates and deducts in advance money for the income tax from the payments due to the Supervisory Board members.

8. The members of the Supervisory Board are entitled to receive payment described in items 1-7 above starting from the first day of the month after approval of the above principles by the Extraordinary General Meeting of Shareholders of PKN ORLEN.

§2

The Extraordinary General Meeting of Shareholders of PKN ORLEN cancels Resolution No 16 as at $10^{th}$ January 2001.

§3

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 17 April 2003**

**regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.**

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides:

§ 1

to appoint ........................... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END





